2022

# _Reference Form



Itaú Unibanco Holding S.A.

# Itaú Unibanco Holding S.A.

# REFERENCE FORM

## Base Date: 12.31.2022

*(in accordance with Attachment C to CVM Resolution No 80 of March 29, 2022 "CVM Resolution No 80", as amended)*

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| **Identification** | Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer"). |
| **Head Office** | The Issuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. |
| **Investor Relations Office** | The Investor Relations department is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Metrô, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. The Group Head of Investor Relations is Mr. Renato Lulia Jacob. The Investor Relations Department's telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717, and email is ri@itau-unibanco.com.br. |
| **Independent Auditors Firm** | PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended 12/31/2022, 12/31/2021 and 12/31/2020. |
| **Bookkeeping Agent** | Itaú Corretora de Valores S.A. |
| **Stockholders Service** | The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. |
| **Newspapers from which the Company discloses Information** | O Estado de São Paulo newspaper. |
| **Website** | http://www.itau.com.br/relacoes-com-investidores |
| **Last update of this Reference Form** | 07/19/2023 |

**Historical resubmission**

| Version | Reasons for resubmission | Date of update |
|---|---|---|
| **V2** | Updated items: 1.12, 2.4, 4.1, 7.3 and 7.4 | 07/19/2023 |

**1.12. State any merger, spin-off, takeover, merger of shares, capital increase or reduction operation involving the issuer and the documents in which more detailed information can be found**

**2022**

**BANCO ITAUCARD S.A.**

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| Event | Partial spin-off of Banco Itaucard S.A. ("Itaucard") and merger of the spun-off portion by Itaú Unibanco Holding S.A. ("Company"). |
| Main business conditions | According to the Company's Extraordinary General Stockholders' Meeting, held on September 30, 2022, the merger of the spun-off portion of Itaucard by the Company was approved, which led to an intragroup corporate restructuring ("Transaction"). Accordingly, as a result of this Transaction, some of the activities carried out by Itaucard were transferred to the Company, including the issuance and management of credit cards, the implementation and management of payment arrangements and the execution of client loyalty programs, as well as the financing of automotive vehicles, machinery and equipment and mobility sector-related activities. The activity of offering and maintaining payment accounts, financial investments, securities, including derivatives, among some other credits and assets, remained with Itaucard.<br>The Company is constantly seeking to streamline the use of its funds and optimize its structures and business areas, and believes that this Transaction brings clear benefits in this regard.<br>This transaction was approved by the Central Bank of Brazil on November 29, 2022, and executed on the last day of the month in which the authorization was granted. |
| Companies involved | Itaú Unibanco Holding S.A. and Banco Itaucard S.A. |
| Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of the capital, and management members | There will be no change in the Issuer's corporate structure. |
| Corporate structure before and after the transaction | There will be no change in the Issuer's corporate structure. |
| Mechanisms used to ensure the equitable treatment of stockholders | Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders. |

**BANCO ITAÚ CHILE (FORMERLY NAMED ITAÚ CORPBANCA)**

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| Event | Increase in the equity interest in Banco Itaú Chile |
| Main business conditions | On July 15, 2022, as disclosed in the Announcement to the Market, Itaú Unibanco Holding S.A. ("IUH") received, through its affiliates, shares issued by Banco Itaú Chile within the scope of the debt restructuring of the Corp Group's companies, as approved by the court-supervised reorganization proceeding in the United States ("Chapter 11"). Accordingly, Itaú Unibanco increased its equity interest to 65.62% from 55.96% in Banco Itaú Chile's total voting capital. On March 2, 2023, as disclosed in the Material Fact, the Board of Directors of IUH approved the engagement of advisors to initiate the work related to the intention of making a voluntary tender offer for the acquisition by IUH or its affiliates, of up to all of the outstanding shares issued by Banco Itaú Chile, including those in the form of American Depositary Shares ("ADS") corresponded to up to 34.38% of Banco Itaú Chile's total voting capital. According to the Announcement to the Market released on July 10, 2023, holders of 2,122,994 shares and 554,650 ADSs, of Banco Itaú Chile and representing approximately 1.07% of its total capital stock, have tendered their Shares in the voluntary tender offer held concurrently in Chile and in the United States between June 6, 2023 and July 5, 2023 ("Tender Offers"). After the settlement of the Tender Offers, which took place on July 13, 2023 ("Settlement Date"), the IUH now holds, directly or indirectly, Shares representing 66.69% of Banco Itaú Chile's total capital stock. The stockholders adhering to the |

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| | Offers received the total amount of 19,616,957,314.85 Chilean pesos. |
| Companies involved | Itaú Unibanco Holding S.A., Banco Itaú Chile (formerly named Itaú CorpBanca) |
| Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of the capital, and management members | There will be no change in the Issuer's corporate structure. |
| Corporate structure before and after the transaction | There will be no change in the Issuer's corporate structure. |
| Mechanisms used to ensure the equitable treatment of stockholders | Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders. |

**AVENUE HOLDING CAYMAN LTD**

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| Event | Purchase of the controlling interest in Avenue Holding Cayman Ltd ("Avenue"). |
| Main business conditions | According to the Material Fact disclosed on July 8, 2022, Itaú Unibanco S.A., through itself and its controlled companies, announced the purchase and sale of shares with Avenue Controle Cayman Ltd and other selling stockholders, providing for the purchase of the controlling interest in Avenue Holding Cayman Ltd.<br>After regulatory approvals, Itaú Unibanco will initially acquire 35.0% of Avenue's total voting capital, through a capital contribution of R$160 million and the secondary acquisition of shares, which total approximately R$493 million. After two years of the closing date of this first tranche, Itaú Unibanco will acquire an additional stake of 15.1%, for an amount to be determined based on a predefined multiple of adjusted revenues, achieving the control with 50.1% of total voting capital. After five years of the closing date of the first tranche, Itaú Unibanco will be able to exercise a call option for the remaining equity interest held by Avenue's current stockholders.<br>Avenue holds a U.S. digital securities broker, established four years ago to widen the access of Brazilian investors to the international market. It currently has over 229,000 active clients, 492,000 enabled accounts and approximately R$6.4 billion under custody.<br>This transaction strengthens Itaú Unibanco's strategy of setting up an investment ecosystem that prioritizes customer satisfaction by providing products and services through the channels most suitable for every client profile.<br>Avenue's business will continue to be managed and run separately from Itaú Unibanco, which, in turn, will become one of the institutions to make Avenue's services available to its clients abroad.<br>The completion of this transaction is subject to approval from applicable regulatory bodies. |
| Companies involved | Itaú Unibanco S.A., Avenue Controle Cayman Ltd, and Avenue Holding Cayman Ltd. |
| Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of the capital, and management members | There will be no change in the Issuer's corporate structure. |
| Corporate structure before and after the transaction | There will be no change in the Issuer's corporate structure. |
| Mechanisms used to ensure the equitable treatment of stockholders | Not applicable, since it has had no effects on the equitable treatment of the Issuer's stockholders. |

**ORBIA**

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| Event | Purchase of equity interest in Rede Agro Fidelidade e Intermediação S.A ("Orbia") |

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| Main business conditions | According to the Announcement to the Market disclosed on April 18, 2022, Itaú Unibanco Holding S.A., through its controlled companies, entered into an Investment Agreement and Other Covenants for the acquisition, via financial contribution, of a 12.82% interest equity in the capital stock of Rede Agro Fidelidade e Intermediação S.A. ("Orbia"), in which Bayer S.A., Yara Brazil Fertilizantes S.A., and Bravium Comércio Ltda. have equity interests as well.<br>This transaction was completed on April 28, 2023. |
| Companies involved | Itaú Unibanco S.A., Bayer S.A. |
| Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of the capital, and management members | There will be no change in the Issuer's corporate structure. |
| Corporate structure before and after the transaction | There will be no change in the Issuer's corporate structure. |
| Mechanisms used to ensure the equitable treatment of stockholders | Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders. |

**TOTVS S.A.**

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| Event | Creation of a strategic partnership aimed at distributing financial and payment products and services to TOTVS S.A ("TOTVS") clients, supported by TOTVS distribution channels and software, to be developed through the company called TOTVS TECHFIN S.A. ("Company") which will be directly held by ITAÚ and TOTVS. |
| Main business conditions | On April 12, 2022, through Itaú Unibanco S.A. ("ITAÚ"), we entered into a Partnership and Investment Agreement and Other Covenants ("Investment Agreement") with TOTVS S.A. to set up a partnership to be developed through a company named TOTVS Techfin S.A., which will be the vehicle for the implementation of a partnership aimed at distributing and expanding the offer of financial services integrated into TOTVS's management systems focused on corporate clients and their entire supply chain, clients and employees.<br>Once the transaction is completed, ITAÚ will become the holder of 50% of the Company's total voting capital, while TOTVS will hold the remaining 50%. Each stockholder will be entitled to nominate half of the members of the Board of Directors and the Board of Officers, who will have equal composition, as well as other rights and obligations provided for in the stockholders' agreement to be executed on the transaction date.<br>In consideration of this equity interest in capital stock, ITAÚ will disburse R$610 million, broken down into primary contribution of two hundred million reais (R$200,000,000.00) paid to the Company and a secondary installment of four hundred ten million reais (R$410,000,000.00) paid to TOTVS. After five years of the completion of the operation provided for in the Investment Agreement, ITAÚ may pay TOTVS up to R$450 million as a complementary price (earn-out) if the Company achieves certain targets linked to its growth and performance targets. Additionally, ITAÚ will contribute to funding current and future operations, as well as provide its expertise in credit and development of new products. Meanwhile, TOTVS will contribute with assets of its current TECHFIN operation. The operation will create a company that will merge technology and financial solutions, adding the supplementary expertise of stockholders to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS.<br>The combination of the capabilities of ITAÚ and TOTVS will also enable the Company to explore new opportunities in a customized and contextualized manner, anticipating clients' needs, and already aligned with the strategy and evolutions of the market arising from Open Finance to companies. Additionally, this partnership |

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| | strengthens the leading position of ITAÚ and TOTVS in the digital transformation and evolution of the financial industry.<br>The completion of this operation is subject to regulatory approvals, as well as the fulfillment of other conditions usual in such deals. |
| Companies involved | Itaú Unibanco Holding S.A., TOTVS S.A., TOTVS Techfin S.A., TOTVS Tecnologia em Software de Gestão Ltda., Supplier Participações S.A., and Supplier Administradora de Cartão de Crédito S.A. |
| Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of the capital, and management members | There will be no change in the Issuer's corporate structure. |
| Corporate structure before and after the transaction | There will be no change in the Issuer's corporate structure. |
| Mechanisms used to ensure the equitable treatment of stockholders | Not applicable, since it has had no effects on the equitable treatment of the Issuer's stockholders. |

**IDEAL HOLDING FINANCEIRA S.A.**

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| Event | Acquisition of controlling interest in Ideal Holding Financeira S.A. and indirectly in its wholly-owned subsidiary Ideal Corretora de Títulos e Valores Mobiliários S.A. ("Ideal"). |
| Main business conditions | According to the Material Fact disclosed on January 13, 2022, we entered into an Agreement for the Investment, Purchase and Sale of Shares and Other Covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others ("Sellers") for the acquisition of controlling interest in Ideal Holding Financeira S.A. and indirectly in its wholly-owned subsidiary Ideal Corretora de Títulos e Valores Mobiliários S.A. ("Ideal").<br>This purchase will be carried out in two tranches over five years. In the first tranche, held on March 31, 2023, after obtaining due regulatory approvals, Itaú Unibanco, through Itaú Corretora de Valores Mobiliários S.A., acquired 50.1% of total voting capital of Ideal, through a primary contribution and a secondary acquisition of shares totaling approximately R$650 million, becoming the holder of the company's control. After five years, Itaú Unibanco will be able to exercise the call option for the remaining equity interest (49.9%) of Ideal's capital stock.<br>This transaction strengthens Itaú Unibanco's investment ecosystem and will enable (i) notably, to have Ideal's professionals' talent and expertise, renowned for their skill to innovate in this industry, (ii) the offer of financial products and services ("broker as a service") under a B2B2C model through a white label platform, (iii) the potential expeditious entry of independent investment agents into the market, and (iv) the improved distribution of investment products to individual clients. Ideal's business will be managed and run independently from Itaú Unibanco. Against this backdrop, Ideal will continue to provide services to its clients and Itaú Unibanco will not be its exclusive service provider. |
| Companies involved | Itaú Unibanco Holding S.A., KV Ideal, LLC, IT Infrastructure Holdings B.V., Optiver Europe Investments B.V., JC Ideal SPV LLC, XTX Investments UK Limited, Ideal Holding Financeira S.A., and Ideal Corretora de Títulos e Valores Mobiliários S.A. |
| Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of the capital, and management members | There will be no change in the Issuer's corporate structure. |
| Corporate structure before and after the transaction | There will be no change in the Issuer's corporate structure. |
| Mechanisms used to ensure the equitable treatment of stockholders | Not applicable, since it has had no effects on the equitable treatment of the Issuer's stockholders. |

**XP INC.**

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| Event | Acquisition of equity interest in XP Inc., a company incorporated in Cayman Islands and listed on Nasdaq. XP Inc. owns 100% of XP Investimentos S.A. ("XP Investimentos"), which, in turn, consolidates all investments of XP Group ("XP Group", including XP Investmentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. ("XP Corretora"). |
| Main business conditions | In December 2020, XP Inc. carried out a public stock offering (*follow-on*) on Nasdaq, through which we sold approximately 4.51% of capital in XP Inc. In that same offer, XP Inc. issued new shares, which resulted in the dilution of our interest to 41% of its capital stock.<br>The Extraordinary General Stockholders' Meeting (ESM) held on January 31, 2021 resolved on the corporate restructuring aimed to segregate the business line represented by the interest in XP Inc's capital into a new company named XPart S.A., established with part of the investment currently owned by us at XP Inc. and cash worth R$10 million.<br>With the segregation of the business line represented by our investment in XP Inc. into a new company (XPart SA), our stockholders were then entitled to an ownership interest in XPart SA in the same number, type and proportion of the shares they held in Itaú Unibanco Holding, as disclosed in the Material Fact of December 31, 2020.<br>The completion of this transaction was subject to regulatory approval to be obtained by our controlling stockholders. On May 28, 2021, the approval from the Federal Reserve Board ("Fed") was obtained, effective on May 31, 2021, the date in which the legal and accounting segregation of Itaú Unibanco Holding and XPart came into force.<br>The share of XP Inc's capital held by XPart S.A. totaled then roughly 40.52%, totaling R$9,371 million on December 31, 2020.<br>On July 27, 2021, after obtaining the operation approval from the Central Bank of Brazil, XPart S.A.'s articles of association were registered before the São Paulo State's Board of Trade (JUCESP).<br>XP Inc. has expressed its interest in merging XPart and, accordingly, XP Inc. and Itaúsa S.A. announced to the market on May 28, 2021 that they had reached a final understanding regarding the merger to be resolved at the general stockholders' meetings of XP Inc. and XPart.<br>Soon after XPart S.A. was registered with JUCESP on August 20, 2021, XP and XPart announced that the General Stockholders' Meetings of these companies to resolve on the merger of XPart into XP Inc. were called to be held on October 1, 2021.<br>The merger was approved by the stockholders of both XPart and XP, at the corresponding Merger Extraordinary Stockholders' Meetings, and as a result the shares issued by Itaú Unibanco and our American Depositary Receipts (ADRs), which were being traded with the right to receive securities issued by XPart until the closing of the trading session on October 1, 2021, granted the right for the receipt of (a) Class A shares issued by XP Inc. to the Company's controlling stockholders, IUPAR – Itaú Unibanco Participações S.A. and Itaúsa, and the holders of American Depositary Receipts (ADRs); and (b) Level I sponsored Brazilian Depositary Receipts (BDRs), backed by Class A XP shares to the remaining stockholders of XPart stockholders. The Bank of New York, the depositary bank for Itaú Unibanco's ADRs, suspended the issuance and cancellation of these securities from the closing of the trading session on September 28, 2021 to the opening of the October 6, 2021 trading session, so that it would be possible to roll out the delivery of Class A XP shares to holders of Itaú Unibanco ADRs, due to the approval of the merger. During that period, the holders of Itaú Unibanco ADRs could not receive the Itaú Unibanco shares underlying the ADRs, nor could holders of Itaú Unibanco preferred shares deposit their shares in order to receive ADRs. However, the closing of the issuance and |

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| | cancellation books did not affect the trading in Itaú Unibanco ADRs, which continued to take place normally during that period.<br>Information on the exercise of the right of dissent and appraisal in connection with XPart shares, due to the merger into XP, is found in the General Stockholders' Meeting Manual. This right does not extend to holders of Itaú Unibanco ADRs.<br>According to the purchase agreement entered into in 2017, on April 29, 2022 we acquired an additional stake corresponding to approximately 11.36% of XP Inc.'s capital, after obtaining the applicable regulatory approvals.<br>On June 7, 2022, we disposed of an 1.21% interest equity in XP Inc.'s total capital stock for US$153.7 million. On that same date, we entered into a share purchase agreement with XP Inc. to dispose another 0.19% of the XP Inc's total capital stock, with this transaction completed on June 9, 2022.<br>With these sales, we became the holders of 9.96% equity interest in XP Inc's total capital stock. |
| Companies involved | ITB Holding Brasil Participações Ltda., Itaú Unibanco S.A., XP Inc., XP Investimentos S.A., General Atlantic (XP) Bermuda, LP (successor of G.A. Brasil IV Fundo de Investimento em Participações), Dyna III Fundo de Investimento em Participações Multiestratégia, XP Controle Participações S.A., and XPart S.A. |
| Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of the capital, and management members | There will be no change in the Issuer's corporate structure. |
| Corporate structure before and after the transaction | There will be no change in the Issuer's corporate structure. |
| Mechanisms used to ensure the equitable treatment of stockholders | Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders. |

**2.4. Executive officers should comment on the material effects that the events below may have caused or may cause in the future on the issuer's financial statements and results:**

**a) Introduction or disposal of operating segments**

**Disclosure of results by segment**

The current business segments of Itaú Unibanco are described below:

**Retail Banking:** Retail Banking offers products and services to both account and non-account holders, including: personal credit, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, insurance, private pension plan and premium bonds, among others. Account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) very small and small companies.

**Wholesale Banking:** Wholesale banking includes: i) Itaú BBA's operations, the unit responsible for business with large companies and investment banking operations; (ii) the operations of our foreign units; (iii) Itaú Asset Management, a business specialized in fund management; and (iv) products and services offered to high net worth clients (Private Banking), middle-market companies, and institutional clients.

**Activities with the Market + Corporation:** It includes: (i) results of capital surplus, subordinated debt surplus and net balance of tax credits and debits; (ii) the financial margin with the market; (iii) treasury operating costs; and (iv) equity in earnings of companies not associated with either retail banking or wholesale banking.

**b) incorporation, acquisition or disposal of equity interest**

**Banco Itaú Chile (formerly named Itaú CorpBanca).** As disclosed in the Announcement to the Market, on July 15, 2022 Itaú Unibanco Holding S.A. ("IUH") received shares, through its affiliates, issued by Banco Itaú Chile (formerly named Itaú CorpBanca) within the scope of the debt restructuring of the Corp Group's companies, as approved by the court-supervised reorganization proceeding in the United States. Accordingly, equity interest increased to 65.62% from 55.96% of Banco Itaú Chile's total voting capital.

On March 2, 2023, according to a Material Fact disclosed, the Board of Directors of IUH approved the engagement of advisors to initiate the work related to the intention to carry out a voluntary public offering for the acquisition, by Itaú

Unibanco or its affiliates, of up to all of the outstanding shares issued by Banco Itaú Chile, including those in the form of American Depositary Shares ("ADSs"), which corresponded to up to 34.38% of the total voting share capital of Banco Itaú Chile. According to the Announcement to the Market released on July 10, 2023, holders of 2,122,994 shares and 554,650 ADSs, of Banco Itaú Chile and representing approximately 1.07% of its total capital stock, have tendered their Shares in the voluntary tender offer held concurrently in Chile and in the United States between June 6, 2023 and July 5, 2023 ("Tender Offers"). After the settlement of the Tender Offers, which took place on July 13, 2023 ("Settlement Date"), the IUH now holds, directly or indirectly, Shares representing 66.69% of Banco Itaú Chile's total capital stock. The stockholders adhering to the Offers received the total amount of 19,616,957,314.85 Chilean pesos.

**AVENUE.** According to the Material Fact disclosed on July 8, 2022, Itaú Unibanco S.A., through itself and its controlled companies, announced the purchase and sale of shares with Avenue Controle Cayman Ltd and other selling stockholders, for the purchase of the controlling interest in Avenue Holding Cayman Ltd ("Avenue"). After regulatory approvals, Itaú Unibanco will initially acquire 35.0% of Avenue's total voting capital, through a capital contribution of R$160 million and the secondary acquisition of shares, which total on the aggregate approximately R$493 million. After two years of the closing date of this first tranche, Itaú Unibanco will acquire an additional stake of 15.1% for an amount to be determined based on a predefined multiple of adjusted revenues, achieving the control with 50.1% of total voting capital. After five years of the closing date of the first tranche, Itaú Unibanco will be able to exercise a call option for the remaining equity interest held by Avenue's current stockholders. Avenue holds a U.S. digital securities broker, established four years ago to widen the access of Brazilian investors to the international market. It currently has over 229,000 active clients, 492,000 enabled accounts and approximately R$6.4 billion under custody. This transaction strengthens Itaú Unibanco's strategy of setting up an investment ecosystem that prioritizes customer satisfaction by providing products and services through the channels most suitable for each client profile. Avenue's business will continue to be managed and run separately from Itaú Unibanco, which, in turn, will become one of the institutions to make Avenue's services available to its clients abroad. The completion of this transaction is subject to approval from the applicable regulatory bodies.

**TOTVS.** On April 12, 2022, through Itaú Unibanco S.A. ("ITAÚ"), we entered into, with TOTVS S.A. ("TOTVS"), a Partnership and Investment Agreement and Other Covenants ("Investment Agreement") for the creation of a partnership to be developed through a company initially named TOTVS Techfin S.A. ("Company"), which will be the outlet to be used to implement a partnership for the distribution and expansion of financial services integrated into TOTVS's management systems with a focus on corporate clients and their corresponding supply chain, clients and employees. Once the transaction is completed, ITAÚ will become the holder of 50% of the Company's total voting capital, while TOTVS will hold the remaining 50%. Each stockholder will be entitled to nominate half of the members of the Board of Directors and the Board of Officers, who will have equal composition, as well as other rights and obligations provided for in the stockholders' agreement to be executed on the transaction date. In consideration of this equity interest in capital stock, ITAÚ will disburse R$610 million, broken down into primary contribution of two hundred million reais (R$200,000,000.00) paid to the Company and a secondary installment of four hundred and ten million reais (R$410,000,000.00) paid to TOTVS. After five years of the completion of the operation provided for in the Investment Agreement, Itaú Unibanco Holding may pay TOTVS up to R$450 million as a complementary price (earn-out) if the Company achieves certain targets aligned with its growth and performance goals. Additionally, ITAÚ will contribute to funding current and future operations, as well as provide its expertise in credit and development of new products. Meanwhile, TOTVS will contribute with assets of its current TECHFIN operation. The operation will create a company that will merge technology and financial solutions, adding the supplementary expertise of stockholders to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS. The combination of the capabilities of ITAÚ and TOTVS will also enable the Company to explore new opportunities in a customized and contextualized manner, anticipating clients' needs, and already aligned with the strategy and evolutions of the market arising from Open Finance to companies. Additionally, this partnership strengthens the leading position of ITAÚ and TOTVS in digital transformation and evolution of the financial industry.

The completion of this operation is subject to approvals from the Central Bank of Brazil, as well as the fulfillment of other conditions usual in such deals.

**IDEAL.** According to the Material Fact disclosed on January 13, 2022, we entered into an Agreement for the Investment, Purchase and Sale of Shares and Other Covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others ("Sellers") for the acquisition of the controlling interest in Ideal Holding Financeira S.A. and, indirectly, of its wholly-owned subsidiary Ideal Corretora de Títulos e Valores Mobiliários S.A. ("Ideal"). This purchase will be carried out in two tranches over five years. In the first tranche, Itaú Unibanco will purchase 50.1% of Ideal's voting capital, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$650 million (adjusted by interbank deposit certificate (CDI) from execution to termination date), then becoming the holder of the company's control. In the second tranche, five years on, Itaú Unibanco will be able to exercise the right to buy the remaining share (49.9%) of Ideal's capital stock. This transaction strengthens Itaú Unibanco's investment ecosystem and will enable (i) notably to have Ideal's professionals' talent and expertise, renowned for their skill to innovate in this industry, (ii) the offer of financial products and services ("broker as a service") under a B2B2C model through a white label platform, (iii) the potential expeditious entry of independent

investment agents into the market, and (iv) the improved distribution of investment products to individual clients. Ideal's business will be managed and run independently from Itaú Unibanco. Against this backdrop, Ideal will continue to provide services to its clients and Itaú Unibanco will not be its exclusive service provider.

**XP INVESTIMENTOS** On May 11, 2017, we entered into a Share Purchase Agreement, as amended, with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others, to acquire 49.9% of total capital stock (of which 30.06% of common shares) of XP Investimentos S.A., a holding company that consolidates all XP group's investments, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. In the first tranche ("First Tranche"), through a capital increase of R$600 million and acquisition of shares issued by XP Investimentos S.A held by Sellers for R$5.7 billion, with such amounts subject to contractual adjustments. The value attributed to 100% of total capital stock of XP Investimentos S.A. (before the First Tranche) was approximately R$12 billion. In August 2018, we closed the First Tranche and Itaú Unibanco S.A., together with some of the Sellers, entered into a stockholders' agreement containing, among others, provisions with respect to Itaú Unibanco S.A.'s rights as a minority stockholder of XP Investimentos S.A., including its right to nominate two of the seven members of the board of directors of XP Investimentos S.A. On November 29, 2019, there was a corporate restructuring of XP Investimentos S.A., in which stockholders of XP Investimentos S.A., including Itaú Unibanco, exchanged their shares in XP Investimentos S.A., a company headquartered in Brazil, for Class A common shares and Class B common shares in XP Inc., a company headquartered in the Cayman Islands, remaining with their equity interests in total capital. Each Class A common share entitles its holders to one vote and each Class B common share entitles its holders to ten votes at all stockholders' resolutions of XP Inc. As a result of the aforementioned exchange of shares, XP Inc. issued 792,861,320 Class A common shares and 223,595,962 Class B common shares to Itaú Unibanco, which accounted for 49.9% of total capital and 30.06% of the voting capital of XP Inc. XP Inc. became the sole stockholder of XP Investimentos S.A., owning 100% of its total voting capital. Subsequently, on November 30, 2019, XP Inc. carried out a reverse split of one share for each four shares and, as a result, the number of shares held by Itaú Unibanco was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares. In December 2019, XP Inc., a company in which we held 49.9% of capital stock, completed its initial primary offer (IPO) and listing on Nasdaq. We did not sell XP Inc. shares in such offer. Immediately after the completion of the IPO, we became the holders of 46.05% of XP Inc.'s capital stock. Also on November 29, 2019, the stockholders of XP Inc. entered into a stockholders' agreement basically similar to the one existing for XP Investimentos S.A. XP Inc. has a board of directors composed of 13 members, of whom XP Controle A Participações S.A. nominated seven members, we nominated two, General Atlantic (XP) Bermuda, LP (successor to G.A. Brasil IV Fundo de Investimento em Participações) nominated one, and the three remaining members are independent members. These independent members also sit on XP Inc.'s audit committee, which is composed of three members nominated as follows: we nominated two members, and XP Controle Participações SA nominated one member to the audit committee. On November 26, 2020, we announced that the Board of Directors approved the partial spin-off of the investment in XP Inc. into a new company (XPart S.A.). In December 2020, XP Inc. held a follow-on on Nasdaq, through which we sold approximately 4.51% of our equity interests in XP Inc.'s capital. Concurrently to these sales, XP Inc. issued new shares, which resulted in the dilution of our stake to 41% of its capital stock. The Extraordinary General Stockholders' Meeting (ESM) held on January 31, 2021 resolved on a corporate restructuring aimed to segregate the business line represented by the interest in XP Inc's capital into XPart S.A., a company incorporated with part of the investment owned by us in XP Inc. and cash worth R$10 million. With the segregation of the business line represented by our investment in XP Inc. into a new company (XPart SA), our stockholders became entitled to equity interest in XPart SA in the same number, type and proportion of the shares they hold in Itaú Unibanco Holding, as disclosed in the Material Fact of December 31, 2020. Therefore, the main benefit of this transaction was the value creation for our stockholders. The completion of this transaction was subject to the regulatory approval to be obtained by our controlling stockholders. On May 28, 2021, the approval from the Federal Reserve Board ("Fed") was obtained, effective on May 31, 2021, the date in which the legal and accounting segregation of Itaú Unibanco Holding and XPart came into force. XP Inc's capital stock held by XPart S.A. increased to 40.52% totaling R$9,371 million as of December 31, 2020. On July 27, 2021, the transaction was approved by the Central Bank of Brazil, and on that same date, XPart S.A.'s articles of association were registered before the São Paulo State's Board of Trade (JUCESP). XP Inc. had expressed its interest in merging XPart and, accordingly, XP Inc. and Itaúsa S.A. announced to the market on May 28, 2021 that they had reached a final understanding regarding the merger, to be resolved on general stockholders' meetings of XP Inc. and XPart. The merger was approved by both the stockholders of XPart and of XP, at their corresponding General Stockholders' Meetings held on October 1, 2021, and as a result the shares issued by Itaú Unibanco and the American Depositary Receipts (ADRs) of Itaú Unibanco, which were being traded with the right to receive securities issued by XPart until the closing of the trading session of October 1, 2021, granted the right for the receipt of (a) Class A shares issued by XP Inc. for the Company's controlling stockholders, IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A., and the holders of ADRs; and (b) Level I sponsored Brazilian Depositary Receipts (BDRs), backed by Class A XP shares for the remaining stockholders of XPart. The Bank of New York, the depositary bank for Itaú Unibanco's ADRs, suspended the issue and cancellation of these securities as from the closing of the trading session on September 28, 2021 to the opening of the October 6, 2021 trading session, so that it would be possible to roll out the delivery of XP's Class A shares to holders of Itaú Unibanco ADRs, due to the approval of the merger. During that period, the holders of Itaú Unibanco ADRs could

not receive the Itaú Unibanco shares underlying the ADRs, nor could holders of Itaú Unibanco preferred shares deposit their shares in order to receive ADRs. However, the closing of the issuance and cancellation books did not affect the trading in Itaú Unibanco ADRs, which continued to take place normally during that period. Information on the exercise of the right of dissent and appraisal in connection with XPart shares, due to the merger into XP, can be found at the General Stockholders' Meeting Manual. This right does not extend to holders of Itaú Unibanco ADRs. According to the purchase agreement entered into in 2017, on April 29, 2022 we acquired an additional stake corresponding to approximately 11.36% of XP Inc.'s capital stock, after obtaining applicable regulatory approvals. On June 7, 2022, we completed the sale of an 1.21% interest equity in XP Inc.'s total capital stock for US$153.7 million. On that same date, we entered into a share purchase and sale agreement with XP Inc. aimed at disposing of an additional 0.19% of the total capital stock of XP Inc., with such sale completed on June 9, 2022. Immediately after these disposals, we remained with an equity interest of approximately 9.96% in XP Inc's total capital stock. On April 5, 2023, XP Inc. announced to the market the cancellation of 31,267,095 Class A Shares held in treasury and, accordingly, our equity interest in XP Inc's total capital stock totaled 10.54%.

**c. unusual events or operations**

In addition to the items underlined in item 2.4 b hereof, we highlight the following unusual events:

In line with IFRS accounting criteria, there were no unusual events in 2022.

In line with BRGAAP accounting criteria, the non-recurring regulatory effects net of tax effects were as follows:

In 2022:

(i) proceeds of the partial sale of equity interest in XP Inc. in the amount of R$ (123) million, (ii) voluntary severance program in the amount of R$ (757) million; and (iii) corporate restructuring of the Interbank Payment Chamber (CIP) in the amount of R$ 239 million.

## 4. Risk factors

### 4.1. Describe the risk factors with effective potential to influence the investment decision, observing the categories below and, within them, the decreasing order of relevance:

This section addresses the risks we consider material to our business and investments in our securities. If any of the risks described were to materialize, our business, results of operations and financial condition may be adversely affected, as may the amount of investments made in our securities. Accordingly, investors should carefully evaluate the risk factors described below and the information contained in this annual report before making an investment decision. The risks described below are those that we currently believe may adversely affect us. Other risks that we currently do not consider material, emerging risks or other risks of which we are not aware may also adversely affect us.

**a) to the issuer**

**Credit**

*We may incur losses associated with counterparty exposure risks*

We routinely conduct transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. We may incur losses if any of our counterparties fail to honor their contractual obligations, including as a result of bankruptcy, lack of liquidity, operational failure or other reasons outside our control. This risk may arise, for example, from our entering into reinsurance agreements or credit agreements pursuant to which counterparties have obligations to make payments to us and are unable to do so, or from our carrying out transactions in the foreign currency market (or other markets) that fail to be settled at the specified time due to non-delivery by the counterparty, clearing house or other financial intermediary. Any failure by a counterparty to meet its contractual obligations may adversely affect our financial performance.

*Default by other financial institutions may adversely affect the financial markets in general and us.*

The safety and soundness of several financial institutions may be closely interrelated as a result of credit, negotiation, settlement or other transactions among financial institutions. Accordingly, concerns regarding the default of a financial institution could cause significant liquidity problems, losses and/or default by other financial institutions. This systemic risk may adversely affect financial intermediaries, including clearing agencies, clearing houses, banks, securities companies and stock exchanges with which we interact daily, including us.

If the Central Bank intervenes any other relevant Brazilian financial institution, we, together with medium-sized and smaller financial institutions, may be subject to deposit withdrawals and decreases in investments, which could adversely affect us.

*Exposure to Brazilian federal government debt could have a material adverse effect on us*

Like most Brazilian banks, we also invest in debt securities issued by the Brazilian government. As of December 31, 2022, approximately 17.0% of all our assets and 54.6% of our securities portfolio were comprised of these public debt securities. Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value, could negatively affect our results directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole.

*We may face challenges associated with IBOR transition*

Interest rate, equity, foreign exchange rate and other types of indices which are deemed to be "benchmarks", including those in widespread and long-standing use, such as the "IBORs" (including LIBOR and EURIBOR) have been the subject of ongoing international, national and other regulatory scrutiny and initiatives and proposals for reform. Some of these reforms are already effective, while others are still to be implemented or are under consideration. These and other reforms have caused and may in the future cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated.

In particular, legacy contracts referencing US$ Libor, such as derivatives, commercial loans, floating rate notes, still remain in our portfolio. At the end of 2021, the global financial markets generally transitioned away from the use of all LIBOR settings (except for certain U.S. dollar LIBOR settings). However, there continue to be risks and challenges associated with the transition from IBORs that may result in consequences that cannot be fully anticipated, which expose us to various financial, operational, supervisory, conduct and legal risks.

In the U.S., the Alternative Reference Rate Committee, or ARRC, has identified the Secured Overnight Financing Rate, or SOFR, as its preferred alternative rate for the US$ LIBOR and the Federal Reserve Bank of New York has begun publishing SOFR daily. Many banks in the U.S. have been entering into transactions where interest is determined based on SOFR or plan to do so during the course of 2023, as recommended by ARRC and certain regulators. Additionally, in April 2021, a New York state law was enacted providing for the substitution of SOFR in any LIBOR-based contract governed by New York state law that does not include clear fallback language, once LIBOR is discontinued. However, as many financial contracts, including some of our financial agreements, include replacement alternatives for LIBOR upon the cessation of LIBOR, it is possible that some U.S. lenders will elect to use alternative rates other than SOFR. Central banks in several other jurisdictions have also announced plans for publishing alternative reference rates for other currencies.

In Europe, the working group on Euro risk-free rates has recommended the new Euro short-term rate, or €STR, as the new risk-free rate for the euro area. Also, in May 2021, this working group recommended EURIBOR fallback trigger events and replacement rates for EURIBOR based on €STR. It is not known how long the EURIBOR rate will remain in its current format, or whether it will be further reformed or replaced with €STR or an alternative benchmark.

These and other reforms relating to benchmarks could: cause certain benchmarks to be substantially modified or to be permanently discontinued; lead to disruptions in the financial markets; give rise to litigation and other disputes; impact pricing mechanisms on some instruments; cause changes in the valuation of financial instruments linked to benchmark rates and hedging mismatch, among other consequences. Accordingly, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects.

**Business Operations**

*A failure in, or breach of, our operational, security or IT systems could temporarily interrupt our businesses, increasing our costs and causing losses.*

Due to the high volume of daily data processing, we are dependent on technology and management of information, which exposes us to the risk of unavailability of systems and infrastructure, such as power outages, breakdowns, interruption of telecommunication services, and generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or service providers) and events resulting from wider political or social issues, such as cyberattacks or unauthorized disclosures of personal information in our possession. Additionally, we operate in many geographic locations and are frequently subject to the occurrence of events beyond our control. The contingency plans we have in place may not be sufficient to prevent our ability to conduct business from being adversely impacted by a disruption to the infrastructure that supports our business. We are strongly dependent on technology and thus are vulnerable to viruses, worms and other malicious software, including "bugs" and other problems that could unexpectedly interfere with the operation of our systems and result in data leakage.

Operating failures, including those that result from human error or fraud, not only increase our costs and cause losses, but may also give rise to conflicts with our clients, lawsuits, punitive damage to third parties, regulatory fines, sanctions, interventions, and other indemnity costs, all of which may have a material adverse effect on our business, reputation and results of operations.

Additionally, we depend on certain third-party services for the proper functioning of our business and technology infrastructure, such as call centers, networks, internet and systems, among others, provided by external or outsourced companies, and rely to some extent on third-party data management providers. Interruptions in the provision of these services or data, caused by the lack of supply or the poor quality of the contracted services, among other factors, can affect the conduct of our business as well as our clients.

Moreover, as a result of the COVID-19 pandemic, we have increased the number of employees working remotely, which may increase the risks of unavailability of our systems and infrastructure, interruption of telecommunication services, generalized system failures and heightened vulnerability to cyberattacks. Accordingly, our ability to conduct our business may be adversely impacted.

*As the regulatory framework for artificial intelligence and machine learning technology evolves, our business, financial condition and results of operations may be adversely affected.*

The regulatory framework for artificial intelligence and machine learning technology is evolving and remains uncertain. It is possible that new laws and regulations will be adopted, or existing laws and regulations may be interpreted in new ways that would affect the operation of our platform and the way in which we use artificial intelligence and machine learning technology, including with respect to fair lending laws. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.

*Failure to protect personal information could adversely affect us.*

We manage and hold confidential personal information of identified or identifiable natural persons, including clients in the ordinary course of our business. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures or security breaches could subject us to legal action and administrative sanctions, as well as damage that could materially and adversely affect our operating results, reputation, financial condition and prospects.

Administrative sanctions include, but are not limited to, sanctions for non-compliance with foreign data protection laws, as applicable, and with the Brazilian General Data Protection Law, or Law No. 13,709/2018 (Lei Geral de Proteção de Dados), or LGPD, which sets forth the scenarios in which personal data can be handled, either by physical or digital means, and protects the holders of data from improper use.

In addition, pursuant to the LGPD, we may be required to report incidents related to cybersecurity issues, incidents where client information may be compromised, via unauthorized access and other security breaches, to the relevant regulatory authority and to the subjects affected. Any material disruption or slowdown of our systems could cause information, including data related to client requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services, and subject us to administrative sanctions. All of these factors could cause a material adverse effect on our reputation, business, results of operations and financial condition.

*Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us.*

We are exposed to failures, deficiency or inadequacy of our internal processes, human error or misconduct and cyberattacks. Our information systems may be vulnerable to service interruptions and security breaches by hackers and cyberterrorists, which continues to evolve in scope and sophistication, causing us to incur significant costs in our ever-evolving efforts to enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach.

Risks related to cybersecurity incidents include but are not limited to: (i) penetration into our information technology systems and platforms, by ill-intentioned third parties, (ii) infiltration of malware and viruses into our systems, (iii) contamination of our networks and systems by third parties with whom we exchange data, (iv) unauthorized access to confidential information by persons inside or outside the organization, and (v) cyber attacks causing systems degradation or service unavailability that may result in business losses.

We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. We are exposed to this risk over the entire lifecycle of information, from the moment it is collected to its processing, transmission, storage, analysis and destruction.

For example, in 2020, SolarWinds Inc., one of our third-party software services providers, was subject to a data security incident. In 2021, we detected the Log4J vulnerability was identified which allowed remote code execution, with the

inclusion of untrusted data (malicious) in the message recorded in an affected version of Apache Log4j, affecting large amounts of systems worldwide and, in 2022, we detected Spring4Shell, a critical vulnerability in the Spring Java framework. Our studies concluded that such incidents did not have any material adverse impact to us. We cannot assure that similar incidents may occur to other services providers or other relevant vulnerability might be identified, since the entire providers and technologies landscape and the inherent risk of the technology exposes us to cyber threats on a daily basis.

A successful cyberattack may result in unavailability of our services used by our clients, leak or compromise of the integrity of information and could give rise to the loss of significant amounts of client data and other sensitive information, as well as damage to our reputation, directly affecting our clients and partners.

There are also requirements related to the information security process that we are required to comply with, such as the Brazilian Data Protection Law – Law No. 13,709/18 (Lei Geral de Proteção de Dados), or LGPD, CVM Resolution No. 35/2021, CMN Resolution No. 4,893/2021, Central Bank Resolution No. 85/2021 and SUSEP Circular No. 638/2021, among others, and noncompliance of these regulations could subject us to penalties and fines.

While we continue monitoring cyber risks related controls to ensure its effectiveness, failures in our cybersecurity systems or our failure to prevent or identify cyber attacks may materially and adversely affect our operating results and financial condition.

*The loss of senior management, or our inability to attract and maintain key personnel could have a material adverse effect on us.*

Our ability to maintain our competitive position and implement our strategy depends on our senior management and key personnel.

Competition for qualified personnel in the financial services industry is intense, particularly from emerging competitors, such as fintechs and start-ups. Our performance and success depend on highly skilled individuals, and on the technical skills of certain key personnel (such as data scientists, product managers, designers and others) who are difficult to be replaced. Moreover, we face the challenge to provide a new experience to employees, so that we are able to attract and retain qualified professionals who value a work environment offering equal, diverse and meritocratic opportunities and who wish to build up their careers in dynamic and cooperative workplaces.

In addition, the increased competition and the entry of technological companies in the financial sector have forced us to invest not only in traditional career paths but also in career strands more aligned with newest and future generations.

The loss of some of the members of our senior management, including successors to crucial leadership positions, as well as their relationships with our clients, or our inability to attract, develop, motivate and retain qualified personnel, could have a material adverse effect on our operations, performance and our ability to implement our strategy.

*We may not be able to prevent our officers, employees or third parties acting on our behalf from engaging in situations that qualify as corruption in Brazil or in any other jurisdiction, which could expose us to administrative and judicial sanctions, as well as have an adverse effect to us.*

We are subject to Brazilian anticorruption legislation, and similarly focused legislation of the other countries where we have branches and operations, as well as other anticorruption laws and regulatory regimes with a transnational scope. These laws require the adoption of integrity procedures to mitigate the risk that any person acting on our behalf may offer an improper advantage to a public agent in order to obtain benefits of any kind. Applicable transnational legislation, such as the U.S. Foreign Corrupt Practices Act and U.K. Bribery Act, as well as the applicable Brazilian legislation ,mainly Brazilian Law No. 12,846/2013 – ("Lei Anticorrupção Brasileira"), or the Brazilian Anticorruption Law, require us, among other things, policies and procedures aimed at preventing any illegal or improper activities related to corruption involving government entities and officials in order to secure any business advantage, and require us to maintain accurate books and a system of internal controls to ensure the accuracy of our books and prevent illegal activities. We have policies and procedures designed to prevent bribery and other corrupt practices. See "Item 4B. Business Overview — Supervision and Regulation" for further details. However, unauthorized actions by our officers, employees or third parties acting on our behalf in breach of our internal policies may qualify as corruption in Brazil or in other jurisdiction and we could be exposed to administrative and judicial sanctions, accounting errors or adjustments, monetary losses and reputational damages or other adverse effects. The perception or allegations that we, our employees, our affiliates or other persons or entities associated with us have engaged in any such improper conduct, even if unsubstantiated, may cause significant reputational harm and other adverse effects.

*We operate in international markets which subject us to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets, which could adversely affect us or our foreign units*

We operate in various jurisdictions outside of Brazil through branches, subsidiaries and affiliates, and we expect to continue to expand our international presence.

We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including:

• political instability, adverse changes in diplomatic relations and unfavorable economic and business conditions in the markets in which we currently have international operations or into which we may expand;

• more restrictive or inconsistent government and local central banks' regulation of financial services, which could result in increased compliance costs and/or otherwise restrict the manner in which we provide our services; and

• difficulties in managing operations and adapting to cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by Brazilian law and our internal policies and procedures and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or cost-efficiently.

As we expand into these and additional markets, these risks could be more significant and have the potential to have an adverse impact on us.

**Liquidity**

*Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or nonperformance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations, financial condition and results of operations.*

Current events involving reduced or limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. Such events increase investor concerns regarding the U.S. or international financial systems which can affect commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our cash and cash equivalents and investments in marketable securities may be threatened. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, or result in breaches of our financial and/or contractual obligations. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

*We face risks relating to liquidity of our capital resources.*

Liquidity risk, as we understand it, is the risk that we will not have sufficient financial resources to meet our obligations by the respective maturity dates or that we will honor such obligations but at an excessive cost. This risk is inherent in the activities of any commercial or retail bank.

Our capacity and cost of funding, including the availability of retail deposits, may be impacted by several factors, such as changes in market conditions (e.g., in interest rates), credit supply, regulatory changes, systemic shocks in the banking sector, and changes in the market's perception of us, among other factors. The occurrence of any of these factors could materially adversely affect our financial position and results of operations, including by increasing the amount of retail deposit withdrawals by our customers in a short period of time.

In scenarios where access to funding is scarce and/or becomes too expensive, and the access to capital markets is either not possible or is limited, we may have to increase the return rate paid to deposits made to attract more clients and/or to settle assets not compromised and/or potentially devalued so that we will be able to meet our obligations. If the market liquidity is reduced, the demand pressure may have a negative impact on prices, since natural buyers may not be immediately available. Should this happen, we may have a significant decrease in the value of the assets, which will impact our results and financial position. The persistence or worsening of such adverse market conditions or rises in basic interest rates may have a material adverse impact on our capacity to access capital markets and on our cost of funding, which may adversely affect our results of operation and financial condition.

*A downgrade of our credit ratings may adversely affect our access to funding or the capital markets, increase borrowing costs or trigger additional collateral or funding requirements*

Our ability to raise funds and the costs of such financing may be directly impacted by our credit ratings, which are opinions periodically expressed by independent rating agencies on our creditworthiness. A potential downgrade in our credit ratings could have an adverse impact on our liquidity, access to credit markets, funding costs, competitive position, and certain trading revenues, particularly in those businesses where counterparty creditworthiness is critical. Additionally, a downgrade of our credit ratings may trigger certain obligations or requirements under our financing agreements that could result in an immediate need to deliver additional collateral to counterparties or to take other actions under some of our financing and derivative contracts, adversely affecting our cash flow, interest margins and results of operations.

Credit ratings affect investors' perceptions of risk and, as a result, the yields required on debt issuances in the financial markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, taking into account several factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness, and the prospect of change in these factors. As of the date of this annual report, Brazil's sovereign credit ratings were BB- with a stable outlook, Ba2 with a stable outlook and BB- with stable outlook by S&P, Moody's and Fitch, respectively, which is below investment grade.

Any downgrading in Brazil's sovereign credit ratings may increase the perception of risk of investors and, as a result, adversely affect the price of securities issued by Brazilian companies, including us, adversely affecting our rating.

**Market**

*The value of our investment securities and derivative financial instruments is subject to market fluctuations due to changes in Brazilian or international economic conditions and, as a result, may subject us to material losses.*

In the ordinary course of our business, we use derivative financial instruments to hedge against currency risks and risk of losses due to movements in financial market prices in each of our business units, and we cannot assure you that such use of derivatives will be sufficient for such protection.

These investment securities and derivative financial instruments may cause us to record gains and losses at the time of sale or when they are marked to market, as the case may be, and may fluctuate considerably from period to period due to Brazilian and international economic conditions, including risks associated with transactions subject to variations in foreign exchange rates, interest rates, price indices, equity and commodity prices.

We cannot predict the amount of realized or unrealized gains or losses for any future period. Gains or losses on our investment securities and derivative financial instruments may not contribute to our net revenue in the future or may cease to contribute to our net revenue at levels consistent with more recent periods or at all. In addition, we may not successfully realize the appreciation or depreciation in our consolidated investment securities and derivative financial instruments or any portion thereof. Any of these factors may materially adversely affect our results of operations and financial condition.

*Mismatches between our loan portfolio and our sources of funds regarding interest rates and maturities could adversely affect us and our ability to expand our loan portfolio*

We are exposed to certain mismatches regarding interest rates and maturities between our credit portfolio and our sources of funds. A portion of our credit portfolio consists of floating and fixed interest rate and the profitability of credit operations depends on our ability to balance the cost to obtain funds with the interest rates charged to our clients. An increase in market interest rates in Brazil may increase our borrowing cost, especially the cost of time deposits, reducing the spread on loans, adversely affecting our operations. Any mismatch between our loan operations and related sources of funding may materially and adversely affect us.

An increase in the total cost of funding sources may result in an increase in the interest rates that we charge on the loans we grant and may consequently affect our ability to attract new customers. A decrease in the growth of our credit operations, as well as the illiquidity resulting from an inability to raise funds continuously, could adversely affect us.

**Management and Financial Reporting**

*Our policies, procedures and models related to risk control may be ineffective and our results may be adversely affected by unexpected losses*

Our market, credit and operational risk management policies, procedures and methods, including our statistical models and tools for risk measurement, such as value at risk, or VaR, for market risk default probability estimation models for credit risk or customer unusual behavior models for fraud detection or money-laundering risk identification, may not be fully effective in mitigating our risk exposure in all economic environments or against all types of risks, including those that we fail to identify or anticipate. Some of our qualitative tools and metrics for managing risk are based on our observations of the historical market behavior. In addition, due to limitations on information available in Brazil, to assess

clients' creditworthiness, we rely largely on credit information available from our own databases, on certain publicly available consumer credit information and other sources. We apply statistical and other tools to these observations and data to quantify our risk exposure. These tools and metrics may fail to predict all types of future risk exposures., which could arise, for example, from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses, therefore, could be significantly greater than indicated by historical measures. In addition, our quantified modeling may not take all risks into account. Our qualitative approach to managing those risks could prove insufficient, exposing us to material unexpected losses. If existing or potential customers believe our risk management is inadequate, they could terminate their relationship with us, which could harm our reputation as well as our revenues and profits.

Our results of operations and financial position depend on our ability to evaluate losses associated with risks to which we are exposed and to build these risks into our pricing policies. We recognize an allowance for loan losses aiming at ensuring an allowance level compatible with the expected loss, according to internal models' credit risk measurement. The calculation also involves significant judgment on the part of our management. Those judgments may prove to be incorrect or change in the future depending on information as it becomes available. These factors may adversely affect us.

*Inadequate pricing methodologies for insurance, pension plan and premium bond products may adversely affect us*

Our insurance and pension plan business sets prices and establishes reserves based upon actuarial or statistical estimates. The pricing of our insurance and pension plan products is based on models that include assumptions and projections that may prove to be incorrect, since these assumptions and projections involve the exercise of judgment with respect to the levels and timing of receipt or payment of premiums, contributions, provisions, benefits, claims, expenses, interest, investment results, retirement, mortality, morbidity, and persistence. We could suffer losses due to events that are contrary to our expectations directly or indirectly based on incorrect biometric and economic assumptions or faulty actuarial bases used for contribution and provision calculations.

Although we annually review the pricing of our insurance and pension plan products and the adequacy of the associated reserves, we cannot accurately determine whether the assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for the payment of benefits, claims, and expenses. Significant deviations from our pricing assumptions could have an adverse effect on the profitability of our insurance and pension products. In addition, if we conclude that our reserves and future premiums are insufficient to cover future policy benefits and claims, we will be required to increase our reserves and record these effects in our financial statements, which may have a material adverse effect on us.

**Strategy**

*The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us*

As part of our growth strategy in the Brazilian and Latin American financial sector, we have engaged in several mergers, acquisitions and partnerships with other companies and financial institutions in the past and may pursue further transactions in the future. Any such transactions involve risks, such as the possible incurrence of unanticipated costs as a result of difficulties in integrating finance and accounting systems and personnel platforms, failure in diligence or the occurrence of unanticipated liabilities and contingencies, as well as the breach of the transaction agreements by counterparties, among other risks.

Whenever we announce this type of transaction, the price of our shares may decline depending on the characteristics of the acquisition and the companies involved.

In addition, we may not achieve the expected operating and financial synergies and other benefits from these transactions in a timely, cost-effective manner, or at all. There is also the risk that regulatory and antitrust authorities may impose restrictions or limitations on the operations or business arising from certain combinations, or impose fines or penalties due to their interpretation of irregularities in connection with the transaction.

In the event that we are unable to take advantage of opportunities for business growth, cost savings, operating efficiencies, revenue synergies and other benefits that we anticipate from mergers and acquisitions, or if we incur greater than estimated integration costs, we may be adversely affected.

**Reputational Risk**

*Damage to our reputation could harm our business and outlook.*

We are highly dependent on our image and credibility to generate business. Several factors may tarnish our reputation and generate a negative perception of the institution by our clients, counterparties, stockholders, investors, supervisors, commercial partners and other stakeholders, such as noncompliance with legal obligations, making irregular sales to clients, dealing with suppliers with questionable ethics, unauthorized disclosure of client data, inappropriate behavior by

our employees, and third-party failures in risk management, among others. We cannot assure you that our individual employees will always comply with our internal policies and that our internal procedures will effectively monitor and identify misbehavior. We also cannot assure you that our employees will not associate themselves with political parties nor engage in political agendas. Any deviations in behavior such as inappropriate practices and improper use of information may adversely affect our reputation.

In addition, certain significant actions taken by third parties, such as competitors or other market participants, may indirectly damage our reputation with our clients, investors, and the market in general. If we are unable, or are perceived unable, to properly address these issues, we may be subject to penalties, fines, class actions, and regulatory investigations, among other sanctions.

**Concentration Risk**

*We face risks related to market concentration.*

Concentration risk is the risk of losses associated with significant exposure to a particular counterparty, to counterparties operating in the same economic sector, to a particular industry, geographic region, business segment, credit products, mitigating instruments, index or currency, among other risk components.

If we fail to diversify transactions with respect to a particular risk component, our exposure and vulnerability towards such component will increase and any changes or termination related to these transactions could cause a material adverse effect on our results of operations and financial condition.

For further information on the concentration of our loan portfolio, see note 6 to our consolidated financial statements prepared in accordance with BRGAAP and available at our investor relations website, which is not incorporated by reference into this annual report.

**Competition**

*The increasingly competitive environment and consolidations in the Brazilian banking industry may have a material adverse effect on us.*

The Brazilian market for financial services is highly competitive. We face increasing and significant competition from other Brazilian and international banks, in addition to other non- financial companies competing in certain segments of the financial industry in which we operate. These latter competitors may not be subject to the same regulatory and capital requirements that we are and, therefore, may be able to operate with less stringent regulatory requirements.

Competition has increased among financial institutions in Brazil as a result of, among other things, recent regulations that (i) increase the ability of clients to switch business between financial institutions, (ii) with the client's permission, grant access to financial and personal information in such institutions, and (iii) establish rules for an instant payment arrangement. Furthermore, the use of digital channels has risen steadily over the past few years and are changing the way that customers access financial services. In this context, new competitors are seeking to disrupt existing business models through technological alternatives to traditional financial services. If we are not successfully able to compete with these disruptive business models and markets (such as startups and fintechs), we may lose market share and, consequently, lower our margins and profitability. Such increased competition may also adversely affect us by, among other things, limiting our ability to retain or increase our current client base and to expand our operations, or by impacting the fees and rates we adopt, which could reduce our profit margins on financial and other services and products we offer.

*We are subject to Brazilian antitrust legislation and that of other countries in which we operate or will possibly operate.*

Brazilian Law No. 12, 529/11, or the Brazilian Antitrust Law, requires that transactions resulting in economic concentration should be submitted to the Brazilian antitrust authority ("Conselho Administrativo de Defesa Econômica"), or CADE, for prior approval in the event these transactions meet a number of specific criteria. The closing of a transaction without CADE's approval subjects the parties to fines ranging from R$60 thousand to R$60 million, the nullity of the relevant transaction agreement, as well as potential administrative proceedings against the parties involved. In addition, the Central Bank regulations require that financial institutions submit certain transactions that may cause concentration between two or more financial institutions authorized to operate by the Central Bank to the Central Bank's antitrust department for prior approval.

As we have a significant market share in the Brazilian banking market in case of eventual allegations of anticompetitive conduct, we may be subject to penalties from CADE, especially administrative fines of 0.1% to 20% of the gross revenues of our group and divestiture of assets. Additionally, we are subject to the antitrust legislation of the countries where we operate, such as the antitrust laws of the U.S. (Sherman Act and Clayton Antitrust Act) and of the European Union (Articles 101 and 102 of the Treaty on the Functioning of the European Union). Accordingly, we cannot assure

you that Brazilian and foreign antitrust regulations, to the extent applicable to us, will not adversely affect our business and results of operations in the future.

Our Antitrust Corporate Policy is available on our investors relations website and is not incorporated by reference into this annual report.

**b) its shareholders, especially the controlling shareholders**

**Strategy**

*Our controlling stockholder has the ability to direct our business*

As of December 31, 2022, IUPAR, our controlling stockholder, directly owned 51.71% of our common shares and 26.15% of our total share capital, giving it the power to appoint and remove our directors and officers and determine the outcome of any action requiring stockholder approval, including transactions with related parties, corporate reorganizations and the timing and payments of dividends.

In addition, IUPAR is jointly controlled by Itaúsa, which, in turn, is controlled by the Egydio de Souza Aranha family, and by Cia. E. Johnston, which in turn is controlled by the Moreira Salles family. The interests of IUPAR, Itaúsa, the Egydio de Souza Aranha and Moreira Salles families may be different from the interests of our other stockholders.

Certain of our directors are affiliates of IUPAR and circumstances may arise in which the interests of IUPAR and its affiliates conflict with the interests of our other stockholders. While Brazilian Corporate Law requires that the controlling shareholders vote in the best interest of the company, to the extent that these and other conflicting interests exist, the protection of Itaú Unibanco's and our other shareholders' interests will depend on our directors duly exercising their fiduciary duties as members of our board of directors and abstaining from voting in cases of conflict of interest.

**Risk Factors for ADS Holders**

*The relative price volatility and limited liquidity of the Brazilian capital markets may significantly limit the ability of our investors to sell the preferred shares underlying our ADSs, at the price and time they desire.*

The investment in securities traded in emerging markets frequently involves a risk higher than an investment in securities of issuers from the U.S. or other developed countries, and these investments are generally considered more speculative. The Brazilian securities market is smaller, less liquid, more concentrated and can be more volatile than markets in the U.S. and other countries. Thus, an investor's ability to sell preferred shares underlying ADSs at the price and time the investor desires may be substantially limited.

*The preferred shares underlying our ADSs do not have voting rights, except in specific circumstances.*

Pursuant to our Bylaws, the holders of preferred shares and therefore of our ADSs are not entitled to vote in our general stockholders' meetings, except in specific circumstances. Even in such circumstances, ADS holders may be subject to practical restrictions on their ability to exercise their voting rights due to additional operational steps involved in communicating with these stockholders, as mentioned below.

According to the provisions of the ADSs deposit agreement, in the event of a general stockholders' meeting, we will provide notice to the depositary bank, which will, to the extent practicable, send such notice to ADS holders and instructions on how such holders can participate in such general stockholders' meeting, and ADS holders should instruct the depositary bank on how to vote in order to exercise their voting rights. This additional step of instructing the ADS depositary bank may make the process for exercising voting rights longer for ADS holders.

*Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares*

We may not be able to offer the U.S. holders of our ADSs preemptive rights granted to holders of our preferred shares in the event of an increase of our share capital by issuing preferred shares unless a registration statement relating to such preemptive rights and our preferred shares is effective or an exemption from such registration requirements of the Securities Act is available. As we are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, we cannot assure that preemptive rights will be offered to you. In the event such registration statement is not filed (or in case filed, not declared effective) or if the exemption from registration is not available, the U.S. holders of our ADSs may not receive any value from the granting of such preemptive rights and have their interests in us diluted.

*The surrender of ADSs may cause the loss of the ability to remit foreign currency abroad and of certain Brazilian tax advantages.*

While ADS holders benefit from the electronic certificate of foreign capital registration obtained in Brazil by the custodian for our preferred shares underlying the ADSs, which permits the depositary bank to convert dividends and other distributions with respect to the preferred shares underlying the ADSs into foreign currency and remit the proceeds

abroad, the availability and requirements of such electronic certificate may be adversely affected by future legislative changes.

If an ADS holder surrenders the ADSs and, consequently, receives preferred shares underlying the ADSs, such holder will have to register its investment in the preferred shares with the Central Bank, either as (i) a Foreign Direct Investment, subject to Law No. 14,286/21 and Central Bank Resolution No. 278, which will require the reporting of the transaction to the Central Bank through the Information Reporting System of Foreign Direct Investment (SCE-IED), if the transaction exceeds US$100,000.00, or (ii) as a Foreign Investment in Portfolio, subject to CMN Resolution No. 4,373/14, which requires the appointment of a financial institution in Brazil as the custodian of the preferred shares (except in case the foreign investor is a natural person) and legal representative of the foreign investor in the Electronic Declaratory Registration of Portfolio Investments (RDE – Portfolio), regardless of the transaction amount. The failure to register the investment in the preferred shares as foreign investment under one of the regimes mentioned above (e.g. SCE – IED or RDE – Portfolio) will impact the ability of the holder non-resident in Brazil to dispose of the preferred shares and to receive dividends. Moreover, upon receipt of the preferred shares underlying the ADSs, Brazilian regulations require the investor to enter into corresponding exchange rate transactions and taxes may be due on these exchange rate transactions.

The tax treatment for the remittance of distributions on, and the proceeds from any sale of, our preferred shares may be less favorable in case a holder of preferred shares classifies his/her investment as SCE-IED instead of the RDE-Portfolio. In addition, if a holder of preferred shares attempts to obtain evidence of foreign capital information or registration, as the case may be, such holder may incur expenses or suffer delays in the application process, which could impact the investor's ability to receive dividends or distributions relating to our preferred shares or the return of capital on a timely manner.

*The holders of ADSs have rights that differ from those of stockholders of companies organized under the laws of the U.S. or other countries*

Our corporate affairs are governed by our Bylaws and Brazilian Corporate Law, which may have legal principles that differ from those that would apply if we were incorporated in the U.S. or in another country. Under Brazilian Corporate Law, the holders of ADSs and the holders of our preferred shares may have different rights with respect to the protection of investor interests, including remedies available to investors in relation to any actions taken by our Board of Directors or the holders of our common shares, which may be different from what is provided in U.S. law or the law of another country.

**c) To its controlled and associated companies**

Considering that we are a holding company, the risk factors that may influence the decision to invest in our securities essentially arise from the risks to which our subsidiaries and affiliates are exposed, as described in this item 4.1.

**d) Your managers**

*We may not be able to prevent our managers acting on behalf of third parties from being involved in adverse situations, which could expose us and affect our image*

Our directors and officers, particularly the independent members of our board of directors, may be directors and officers of other companies, whether publicly traded or not, in Brazil or abroad.

We have no access to or control over the policies and procedures designed to prevent any illegal or improper activities in these companies, which may result in our directors and officers being held liable for illegal acts in the course of performing their duties. Involvement of our directors and officers in these companies and potential liability for their acts in the performance of their duties may cause damage to our reputation and image or other adverse effects.

**e) To your suppliers**

**Operational risk factor**

There are factors that include events that are totally or partially beyond our control, such as power outages, interruption of telecommunications services, generalized system failures, as well as internal and external events that may affect third parties with whom we do business or that are essential to our activities (such as stock exchanges, clearing houses, financial intermediaries or service providers). Our supplier evaluation process may be insufficient to prevent the discontinuation in the supply of services and materials necessary for our situations that may affect the bank's image. The operational risks reported in letter "a" of this item are the same for this section.

**f) To your customers**

**Credit**

*Our historical loan losses may not be indicative of future loan losses and changes in our business may adversely affect the quality of our loan portfolio.*

As of December 31, 2022, our loan portfolio without endorsements and guarantees was R$909.4 billion, compared to R$ 822.6 billion as of December 31, 2021. Our allowance for loan losses was R$52.3 billion, representing 5.8% of our total loan portfolio, as of December 31, 2022, compared to R$44.3 billion, representing 5.4% of our total loan portfolio, as of December 31, 2021. Our historical loan loss experience may not be indicative of our future loan losses. While the quality of our loan portfolio is associated with the default risk of our clients and the sectors in which we operate, risks related to changes in our business resulting from organic growth and mergers and acquisitions, expansion of our loan portfolio to new sectors and clients, particularly individuals and small and middle-market companies. Changes in the Brazilian economic and political conditions, an increase in market competition, changes in regulation and in the tax regimes applicable to the sectors in which we operate and other related changes in countries in which we operate and in the international economic conditions, may also adversely affect the quality of our loan portfolio. Adverse changes affecting any large clients or the sectors to which we have significant lending exposure may have a material adverse impact on our business and our results of operations.

For example, historically, when Brazilian banks increased their loan portfolio to consumers, particularly in the retail sector, there was increased demand for credit card financing, which has been followed by a significant rise in the level of consumer indebtedness, leading to high nonperforming loan rates.

Our results of operations and financial condition depend on our ability to evaluate losses associated with the risks to which we are exposed. We recognize an allowance for loan losses based on our current assessment and expectations regarding various factors that affect the quality of our loan portfolio. We cannot guarantee that our assessment will result in fully sufficient provisions. In addition, our provisioning models depends on the veracity of the financial information available from the companies we grant loans to. Accordingly, any fraud or misstatement in this information may lead us to misrecord provisions or to not make provisions when we should have made them.

If we are unable to control or reduce the level of nonperforming or low-quality loans, we may be adversely affected.

**g) Economic sectors in which the issuer operates**

**Macroeconomic and Geopolitical Risks**

*The Brazilian government has exercised, and continues to exercise, influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, may adversely affect us.*

The Brazilian government from time to time intervenes in the Brazilian economy and makes changes in policies and regulations. The Brazilian government's actions have involved, in the past, among other measures, changes in interest rates, tax policies, price controls, monetary, restrictions on selected imports, and foreign exchange policies. Our business, financial condition, and results of operations may be materially and adversely affected by changes in policies or regulations involving or affecting factors, such as:

• interest rates;

• reserve and capital requirements;

• liquidity of capital, financial and credit markets;

• general economic growth, inflation and currency fluctuations;

• tax and regulatory policies;

• restrictions on remittances abroad and other exchange controls; increase in unemployment rates, decreases in wage and income levels; and

• other factors that influence our customers' ability to meet their obligations with us; and other political, diplomatic, social and economic developments within and outside Brazil that affect the country.

Uncertainty over whether the Brazilian government will implement changes in policies or regulations affecting these and other factors in the future may contribute to heightened volatility in the Brazilian securities markets and in the securities of Brazilian issuers, which in turn may have a material adverse effect on us and, as a consequence, on the market price of our securities.

*Changes in macroeconomic and geopolitical conditions may adversely affect us.*

Our operations are affected by the macroeconomic and geopolitical conditions globally, especially in Brazil and in other countries where we have operations. Changes in macroeconomic and geopolitical conditions, such as economic growth,

income, unemployment rates, inflation, and fluctuations in interest and foreign exchange rates, may continue to affect the demand for credit and financial services, as well as our clients' ability to repay.

In Brazil, the demand for credit and financial services, as well as our clients' ability to make payments when due, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Brazilian GDP decreased 3.3% in 2020, increased 5.0% in 2021 and is expected to increase 2.9% in 2022. For 2023, we expect a slowdown in the Brazilian GDP growth to 1.1%, caused mainly by the impact of high interest rates on aggregate demand. In addition, the unemployment rate has decreased throughout 2022 and reached 8.5% at the end of the year (compared to 11.8% in 2021 and 14.9% in 2020). These two indicators have a direct impact on the purchasing power of the Brazilian population and, consequently, on their ability to meet theirs financial and contractual obligations.

In the global scenario, the conflict between Russia and Ukraine and tensions between Russia and the United States, the North Atlantic Treaty Organization, or NATO, the European Union and the United Kingdom, or the U.K, resulted in the imposition of several financial and economic sanctions, as well as export controls against certain Russian organizations and/or individuals. The conflict and related developments could have negative impacts on regional and global financial markets and economic conditions, which in turn could cause restrictions on our and our clients' ability to enter into transactions with counterparties in Russia, higher volatility in foreign currency exchange rates, among other negative results. In Latin America political instability and macro fundamentals can also adversely affect our business.

In addition, as the world economy recovers from the recession triggered by the COVID-19 pandemic, not only emerging markets but also developed countries have been facing increases in inflation and interest rates. These and other developments of the COVID-19 pandemic may continue to occur in the medium and long term. Moreover, we cannot assure that new outbreaks of communicable diseases will not occur in the future.

Any material disruption and volatility in the global financial markets, including with respect to prices of securities, interest rates, inflation and foreign exchange rates, may adversely impact us. Higher uncertainty and volatility may result in a slowdown in the credit market and the economy, which, in turn, could lead to higher unemployment rates and a reduction in the purchasing power of the population in Brazil and in other countries where we have operations. In addition, such events may significantly impair our clients' ability to perform their obligations and increase overdue or non-performing loans, resulting in an increase in the risk associated with our lending activity. All of these events could cause a material adverse effect on our business, results of operations and financial condition.

*Developments and the perception of risk of other countries may adversely affect the Brazilian economy and the market price of Brazilian securities.*

Economic and market conditions in other countries, including the United States, the European Union and emerging market countries, may affect to varying degrees the market value of securities of Brazilian issuers, like us. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors' reactions to developments in these other countries may have a material adverse effect on the market value of securities of Brazilian issuers, the availability of credit in Brazil and the amount of foreign investment in Brazil. Crisis in the European Union, the United States and emerging market countries may diminish investor interest in securities of Brazilian issuers, including Itaú Unibanco Holding. This could materially and adversely affect the market price of our securities and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Banks located in countries considered to be emerging markets may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which could have a material adverse impact on our financial condition. In addition, the availability of credit to entities that operate within emerging markets is significantly influenced by levels of investor confidence in such markets as a whole and any factor that impacts market confidence (for example, a decrease in credit ratings or state or central bank intervention in one market) could materially and adversely affect the price or availability of funding for entities within any of these markets.

*Inflation and fluctuation in interest rates could have a material adverse effect on our business, financial condition and results of operations.*

Inflation and interest rate volatility have in the past caused material adverse effects in the Brazilian economy. Sudden increases in prices and long periods of high inflation may cause, among other effects, loss of purchasing power and distortions in the allocation of resources in the economy.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to curb it have had significant negative effects on the Brazilian economy. Brazil's General Price Index (Índice Geral de Preços – Mercado), or IGP-M index, recorded inflation of 5.5% in 2022, 17.8% in 2021, 23.1% in 2020 and 7.3% in 2019. Brazil's National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA index, recorded inflation of 5.8% in 2022, 10.1% in 2021, 4.5% in 2020 and 4.3% in 2019. Measures to combat high inflation rates

include a tightening of monetary policy, with an increase in interest rates, resulting in restrictions on credit and short-term liquidity.

In Brazil, the Central Bank's Monetary Policy Committee, or COPOM, is responsible for setting the Brazilian official interest rate, or the SELIC rate. The COPOM frequently adjusts the official base interest rates in situations of economic uncertainty to meet the economic goals established by the Brazilian government. After reaching a historical low of 2.0% in August 2020, the COPOM began increasing interest rates in March 2021 and, as a result, the SELIC rate reached 9.25% in December 2021 and 13.75% in August 2022 and has remained at this level, throughout 2022.

In the international scenario, inflation is reaching record highs; in the U.S. consumer inflation measured by the Consumer Price Index, or CPI, of the U.S. reached 7.1% in 2021 (the highest level since 1982) and 7.2% in 2022. In Europe, consumer inflation measured by the Harmonised Index of Consumer Prices, or HICP, varied from a negative inflation of 0.3% in 2020, to 5.0% in 2021, and 9.0% in 2022.

The rise in inflation in several developed economies has led the authorities of these countries to being reversing through the strongly stimulating policies implemented during the COVID-19 pandemic. The European Central Bank has increased interest rates from 0.0% in 2020 and -0.5% in 2021 to 2.0% in 2022 and may reach its peak in 2023. The Fed has increased interest rates from 0.09% in 2020 and 0.08% in 2021 to 4.33% in 2022, and the Fed expects rates to rise closer to 5.0% in 2023. Significant changes in inflation and interest rates may have a material effect on our net margins, since they impact our costs of funding and granting credit. In addition, increases in interest rates could reduce demand for credit and increase the costs of our reserves and the risk of default by our clients. Conversely, decreases in interest rates could reduce our gains from interest-bearing assets, as well as our net margins.

*Political instability in Brazil may adversely affect us.*

The Brazilian economy has been and continues to be affected by political events in Brazil, which have also affected the confidence of investors and the public in general, adversely affecting the performance of the Brazilian economy and heightened volatility of securities issued by Brazilian companies.

Brazilian markets experienced heightened volatility in the last decade due to uncertainties deriving from the Lava Jato and other investigations and have materially impacted Brazilian economy and political environment. Numerous members of the Brazilian government and of the legislative branch, as well as senior officers of large state-owned and private companies have been convicted of political corruption of officials accepting bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas, and construction companies, among others.

In addition, in October 2022, Brazil held elections for President, senators, federal deputies and state deputies. Luiz Inácio Lula da Silva was elected president for the third time, after taking office from 2003 to 2007 and from 2007 to 2011. His initial economic policy direction will be in the spotlight – with an external environment (tightening financial conditions, with the Fed Funds Rate closer to 5.0% and a stronger U.S. dollar across the board) that poses additional challenges. The transition constitutional amendment (Transition PEC) enacted by Congress implies a significant increase in public spending in 2023, implying an outlook of a return to rising public debt. In the absence of corrective actions, this scenario could lead to a new cycle of low growth, high inflation, and high interest rates.

Any of the above factors may create additional political uncertainty, which could have a material impact on the Brazilian economy and on our business, financial condition and results of operations.

*Exchange rate instability may adversely affect the Brazilian economy and, as a result, us.*

The real has suffered significant depreciations and appreciations in relation to the U.S. dollar and other strong foreign currencies in the last four decades. During this period, the Brazilian government implemented several economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations, exchange controls, dual exchange rate markets and a floating exchange rate system.

In 2020, the real depreciated by 28.9% against the U.S. dollar and on December 31, 2020, the real/U.S. dollar selling exchange rate was R$5.1967 per US$1.00. In 2021, the real depreciated by 7.4% against the U.S. dollar and on December 31, 2021, the real/U.S. dollar selling exchange rate was R$5.5805 per US$1.00. In 2022, the real appreciated by 6.5% against the U.S. dollar and on December 31, 2022, the real/U.S. dollar selling exchange rate was R$5.2177 per US$1.00.

We cannot assure you that the real will not significantly appreciate or depreciate in relation to the U.S. dollar and we have no control over and cannot predict the Brazilian foreign exchange policy. Depreciation of the real may create additional inflationary pressures in Brazil and cause increases in interest rates, which may negatively affect the overall Brazilian economy and, consequently, us, due to decreased consumption and increased costs.

**COVID-19**

*The COVID-19 pandemic has adversely affected and may continue to affect us.*

The COVID-19 pandemic and governmental responses thereto have had, and may continue to have, a severe impact on global and Brazilian macro-economic and financial conditions, including the disruption of supply chains and the closures or interruptions of many businesses, leading to losses of revenues, increased unemployment and economic stagnation and contraction.

The COVID-19 pandemic has also resulted in materially increased volatility in both Brazilian and international financial markets and economic indicators, including exchange rates, interest rates and credit spreads.

Measures taken by governmental authorities worldwide, including Brazil, to stabilize markets and support economic growth may not be sufficient to control future volatility or to prevent serious and prolonged reductions in economic activity. While many of the governmental imposed restrictions, such as social distancing measures, have since been lifted, there is no way to predict that these policies will not be tightened or that new and different restrictions will not be imposed. These policies and measures have influenced, and may continue to influence, the behavior of the consumer market and the population in general, and the demand for services, products, and credit.

The pandemic and disruptions arising from it have adversely impacted us to varying degrees and in various aspects, including with the implementation of a remote work policy, and measures to reduce circulation of people in our offices.

The extent of the impacts of the COVID-19 pandemic on our business, financial condition, liquidity and results will depend on future developments, which are highly uncertain, unpredictable and which depend on several factors that are beyond our control, including the possibility of additional outbreaks, further mutations and variants of the virus and the intensity of the economic downturn resulting from actions taken, or to be taken, by government authorities and the scientific community in response to the COVID-19 pandemic, including in relation to the availability and efficiency of vaccines and other treatments. Consumers affected by the COVID-19 pandemic may continue to show retraction behaviors, even after the end of the crisis, maintaining low levels of discretionary spending in the long term, which is why certain sectors we serve may take longer to recover (particularly sectors such as hotels, civil aviation, shopping centers and wholesale retailers).

To the extent the COVID-19 pandemic adversely affects our business, results of operations and financial condition, it would also have the effect of heightening many of the other risks described in this "Risk Factors" section of this annual report.

**h) The regulation of the sectors in which the issuer operates**

**Regulatory, Compliance and Legal**

*Changes in applicable law or regulation may have a material adverse effect on our business.*

Brazilian banks, including us, are subject to extensive and continuous regulations and regulatory supervision by the Brazilian government, principally by the Central Bank. Changes in the law or regulations applicable to financial institutions in Brazil may adversely affect our operations, especially regulations imposing:

- minimum capital requirements;
- reserve and compulsory deposit requirements;
- insurance regulations;
- restrictions on credit card and payroll loans activities, among other products and services offered by us;
- minimum levels for federal housing and rural sector lending;
- funding restrictions;
- lending limits, earmarked lending and other credit restrictions;
- limits on investments in property, plant and equipment;
- environmental, social, and corporate governance requirements;
- restrictions on remittances abroad and other exchange controls;
- limitations on charging of commissions and fees by financial institutions for services to retail clients and the amount of interest financial institutions can charge;
- accounting and statistical requirements; and
- other requirements or limitations in the context of a global financial crisis.

The regulatory framework governing Brazilian financial institutions, including banks, broker-dealers and leasing companies, and Brazilian insurance companies is continuously evolving. Disruptions and volatility in the global financial markets resulting in liquidity problems at major international financial institutions could lead the Brazilian government to change laws and regulations applicable to Brazilian financial institutions based on international developments. Any such changes or new laws and regulations could adversely affect us.

In the context of economic or financial crises, the Brazilian government may also implement changes to the legal framework applicable to the operations of Brazilian financial institutions, such as the proposed regulatory reforms aiming to prevent the recurrence of crises similar to the financial crisis that began in late 2007, which included a new requirement to increase the minimum regulatory capital (Basel III).

Moreover, there are several proposed bills under consideration in the Brazilian Congress that, if approved into law as currently drafted, could adversely affect us.

We also have operations outside of Brazil, including, but not limited to, Argentina, the Bahamas, the Cayman Islands, Chile, Colombia, Paraguay, Portugal, Switzerland, the United Kingdom, the United States and Uruguay. Changes in the laws or regulations applicable to our business in the countries where we operate, or the adoption of new laws, and related regulations, may have an adverse effect on us.

*Any changes in tax law, tax reforms or review of the tax treatment of our activities may adversely affect our operations and profitability.*

As part of our ordinary course of business, we are subject to inspections by federal, municipal, and state tax authorities. The Brazilian government regularly amends tax laws and regulations, that may create new taxes, modify tax rates and change the calculation basis, taking into account that some of the changes may be applicable solely to the banking industry. Some of these amendments may increase, directly or indirectly, our tax burden, which may adversely affect our profitability.

As of the date of this annual report, the Brazilian Congress is discussing broad tax reforms. Ongoing discussions include replacing certain existing taxes, imposition of withholding tax over dividends distributions (currently exempt from income taxation), increase of certain taxes levied on financial revenues, among other provisions. There is no clarity as to when or whether such tax reforms may ultimately be enacted. If adopted, any tax reforms may affect our business by increasing our costs, limiting our profitability or having other impacts.

In addition, certain tax laws may be subject to controversial interpretations. If the tax authorities interpret the tax laws inconsistently with our interpretation, we may be adversely affected, including the payment in full of taxes due, plus charges and penalties, which could adversely affect our results of operations. For instance, in February 2023 the Federal Supreme Court, or STF, ruled that a final and unappealable decision on a tax matter that currently applies to the legal entity may lose its effects when there is a contrary judgment by the STF. This ruling may impact taxpayers in general, including us, as it may lead to the obligation to pay for taxes that were not originally due.

*We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.*

We, through our subsidiaries, operate in several sectors related to the provision of credit and financial services. For purposes of regulation and supervision, the Central Bank deems Itaú Unibanco, its subsidiaries and affiliates to be a single financial institution. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their individual activities could indirectly put our capital base at risk. Any investigation or intervention by the Central Bank in, the affairs of any of our subsidiaries and affiliates could have a material adverse impact on our other subsidiaries and affiliates and ultimately on us. If we or any of our financial subsidiaries become insolvent, the Central Bank may carry out an intervention or liquidation process on a consolidated basis rather than conduct such procedures for each individual entity. In the event of an intervention or a liquidation process on a consolidated basis, our creditors would have direct claims on our assets and the assets of our consolidated financial subsidiaries. In this case, claims of creditors of the same nature held against us and our consolidated financial subsidiaries would rank equally in respect of payment. Conversely, if the Central Bank carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors would not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries' assets. In addition, the Central Bank also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process, which may adversely affect us.

*Increases in compulsory deposit requirements may have a material adverse effect on us.*

The Central Bank has periodically changed the level of reserves and compulsory deposits that financial institutions in Brazil are required to maintain with the Central Bank. The Central Bank may increase the reserve and compulsory deposits requirements or impose new requirements. Increases in reserve and compulsory deposit requirements reduce

our liquidity to make loans and other investments and, as a result, may have a material adverse effect on business, financial condition and results of our operations.

*Our insurance operations are subject to oversight by regulatory agencies and we may be negatively affected by penalties imposed by them.*

We offer certain insurance products, including but not limited to health, life and car insurance. Insurance companies are subject to regulation and supervision from the Superintendence of Private Insurance ("Superintendência de Seguros Privados"), or SUSEP, including the possibility of intervention and/or liquidation in case of insufficient resources, technical reserves, or poor economic condition. In addition, insurance companies are subject to pecuniary penalties, warnings, suspension of authorization of activities and disqualification to engage in business activities.

As we provide health insurance products, we are also subject to the regulations of the Brazilian Health Agency (Agência Nacional de Saúde), or ANS. Health insurance companies facing financial distress or carrying out activities irregularly may be subject to penalties by ANS that range from warnings to the cancellation of the company's authorization to operate and sale of its portfolio. In addition, ANS may also impose fiscal or technical direction regime or extrajudicial liquidation. Any changes in regulations imposed and penalties applied by SUSEP and ANS may adversely affect our insurance operations.

*We are subject to financial and reputational risks arising from legal and regulatory proceedings.*

As part of the ordinary course of our business, we face risks of losses arising from legal and regulatory proceedings, including but not limited to civil, labor and tax lawsuits and proceedings, which could subject us to inspections, monetary judgements, regulatory enforcement actions, compensation for damages, fines and penalties. We cannot predict the outcome of pending proceedings, or the potential loss, fines and penalties related to each pending matter.

For example, as described in note 29 to our consolidated financial statements, we are a defendant in lawsuits for the collection of understated inflation adjustment for savings resulting from the economic plans implemented in the 1980s and 1990s by the Brazilian government as a measure to combat inflation. While the Superior Court of Justice (Superior Tribunal de Justiça) has issued decisions favorable to holders of savings accounts, the Supreme Court of Brazil (Supremo Tribunal Federal), or STF has not ruled on the constitutionality of such economic plans and whether they are even applicable to savings accounts. In December 2017, representative entities of banks and the representative entities of holders of savings accounts entered into a settlement agreements, but the low adherence to the agreement and the possible unfavorable judgment by the Federal Supreme Court may result in significant costs to the Brazilian banks and losses significantly higher than the amount of our provisions, which could have an adverse effect on the amounts of our financial position.

In addition, we record reserves for probable losses that can be reasonably estimated or as otherwise required by Brazilian law. In case we are required to pay amounts for which we have no provisions, or that are higher than the provisions we made, we may be materially and adversely affected.

**Risk Factors for ADS Holders**

*Holders of our shares and ADSs may not receive any dividends.*

According to our bylaws, we are required to pay our shareholders at least 25% of our annual adjusted net income calculated in accordance with BRGAAP, which may differ significantly from our net income calculated under IFRS as issued by the IASB. This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed by Brazilian Corporate Law. In addition, Brazilian Corporate Law allows us to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distribution would be incompatible with our financial condition.

For further information see "Note 19 – Stockholders' Equity" to our audited consolidated financial statements.

For further details about CMN's capital requirements and dividends and interest on capital see "Note 2 - Significant Accounting Polices - d) Summary of main accounting practices - XVII - Dividends and interest on capital" and "Note 19 – Stockholders' Equity" to our audited consolidated financial statements.

**i) Foreign countries where the issuer operates**

Risk factors related to foreign countries that may influence a decision to invest in our securities are described in items (a), (g) and (h) of this item 4.1.

**j) To social issues**

**Social Risk**

*We may incur financial losses and damages to our reputation as a consequence of social risks.*

We, as a financial institution, are subject to Social risks, which may potentially affect our own operations, our business activities and revenues of our clients, especially in case of serious social incidents and/or regulatory penalties or sanctions, such as reputational risks specially those related to human rights. Further, we consider that the manner our clients and providers undertake their activities may conflict with our principles and values which are part of our exclusion list i.e. (i) modern slavery; (ii) child labor in disagreement with the local law; and (iii) forced prostitution and sexual exploitation including child prostitution.

In addition, we may not only face increased compliance costs due to new regulatory initiatives related to ESG but we can also face limitation to our ability to pursue certain business opportunities. On that regard, Brazilian highest financial regulator determines that banks must add social aspects within the scope of an integrated risk management framework. (Resolutions No. 4,557/17 and No. 4,943/21). Accordingly, we are required to identify, measure, evaluate, monitor, control, and mitigate social risks that could represent potential losses. Brazilian Central Bank is in charge of supervising the implementation of such regulation.

**k) environmental issues**

**Environmental Risk**

*We may incur financial losses and damages to our reputation as a consequence of environmental risks.*

We, as a financial institution, are subject to environmental risks, which may potentially affect our own operations, our business activities and the revenues of our clients, especially in case of serious environmental incidents and/or regulatory penalties or sanctions. We can also be indirectly liable for, given financial support to a project that caused an environmental damage, under a joint and several liability model, which could also expose us to further reputational risks.

In addition, we may not only face increased compliance costs due to new regulatory initiatives related to ESG but we can also face limitation to our ability to pursue certain business opportunities. On that regard, Brazilian highest financial regulator determines that banks must add environmental aspects within the scope of an integrated risk management framework. (Resolutions No. 4,557/17 and No. 4,943/21). Accordingly, we are required to identify, measure, evaluate, monitor, control, and mitigate environmental risks that could represent potential losses. Brazilian Central Bank is in charge of supervising the implementation of such regulation.

**l) climate issues, including physical and transition risks**

**Climate risk**

*Climate change may have adverse effects on our business and financial condition.*

Climate change related risks are gaining increasing social, regulatory, economic, and political relevance, both in Brazil and internationally. New regulations related to climate change may affect our operations and business strategy, leading us to incur financial costs resulting from: (i) physical climate risks; (ii) transition climate risks, including climate litigation.

Physical climate risks are those that arise from changes in climate and weather that impact the economy and can be chronic physical risks including rising global average temperatures, which can cause sea levels to rise and acute climate risks caused by natural disasters including but not limited to floods, fires and hurricanes. Such disasters could adversely affect our clients' business as well as our operations. In addition, physical risks could cause market volatility and negatively affect the liquidity and credit worthiness, leading to higher nonperformance loans, write-offs, and impairment charges in our portfolios. In addition, our facilities and resilience may also suffer physical damages due to severe weather events which may represent increased operational costs.

Transition climate risks are those that arise from the transition to a low-carbon economy. We expect that the market may face significant and rapid developments in terms of stakeholder expectations, new technologies, policy, legal and regulatory demands capable of impacting our lending activities and the value of our financial assets. Further, we expect greater scrutiny of the business we conduct and the customers we transact with. As a result of practices and decisions related to climate change, our reputation and client relationships may be damaged, which may impact the demand for our products resulting in impairment changes.

Another potential risk arises from climate-related litigation, which is compelling governments and corporate actors to purse action or better practices to adapt to changes in order to mitigate the impacts resulting from loss and damage due to climate change. As a financial institution, we are not only exposed to the risk of being sued in a climate-related lawsuit, but also be indirectly affected through our credit portfolio. Clients can be directly or indirectly held legally liable for a climate-related event or impact, which may result in associated repairment costs, potential impact on the value of our

client´s business, and even resulting in difficulty to recover after paying for damages. Litigation can also cause stranded assets mainly in the carbon-intensive industries, due to unanticipated, premature write-downs or devaluations caused by climate change.

Effects from both physical and transitional climate risks may also represent losses for our clients, affecting companies´ profitability as well as their ability to fulfill their obligations. Further, possible carbon pricing can affect companies' costs and compromise their ability to generate cash flows. This could generate a wider deterioration of our clients' creditworthiness, generating a greater loss of credit. If we do not map the risks associated with climate change into our traditional risk framework, we could face a material adverse impact on our business growth rates, competitiveness, profitability, capital requirements, cost of funding, and financial condition.

**m) other issues not included in the previous items**

Not applicable, since there are no questions not included in the previous items.

## 7.3 Composition and professional experience of the board of directors and fiscal council

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| ADRIANO CABRAL VOLPINI | 162.572.558-21 |
| **Profession:** | **Date of birth:** |
| Business Administrator | 12/06/1972 |
| **Profissional experience:** | |
| Adriano Cabral Volpini is a partner and has been our corporate security officer and chief security officer ("CSO") since 2012. He has held several positions at the Itaú Unibanco Group, including Superintendent of Prevention of Unlawful Acts from 2005 to 2012; Manager of Prevention of Unlawful Acts from 2004 to 2005; Inspection Manager in 2003; Inspector from 1998 to 2003; Auditor from 1996 to 1997 and in the Branch Operation Department from 1991 to 1996. He also holds management positions in several companies of the Itaú Unibanco Group.<br>He holds a bachelor's degree in social communication and a postgraduate degree in accounting and financial administration, both from the Fundação Armando Álvares Penteado ("FAAP"), São Paulo, Brazil and an MBA in finance from the Instituto Brasileiro de Mercado de Capitais ("IBMEC"), Brazil. | |

**Management body:**

| Management body: | | | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Board of executive officers | | | No |
| **Elective office held:** | | **Description of other positions held:** | |
| 19 - Others Officers | | Officer | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 12/12/2018 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| ALEXANDRE GROSSMANN ZANCANI | 288.246.148-84 |
| **Profession:** | **Date of birth:** |
| Engineer | 10/14/1977 |
| **Profissional experience:** | |

| |
|---|
| Alexandre Grossmann Zancani, a member of the Partners Program and has been an officer of the Executive Committee at the Itaú Unibanco Group since 2021, having held the position of executive officer at the Itaú Unibanco Group from 2019 to 2021.<br>He was a digital business, data, new undertakings and innovation officer from 2017 to 2019, a risk officer in the individuals and consumers department from 2015 to 2017, an executive credit superintendent of Santander from 2013 to 2015, an executive credit superintendent of Banco Santander (Brazil) S.A. from 2012 to 2013, an executive credit and collection superintendent from 2009 to 2012 of Santander Cards and a member of the board of directors of Banco PSA Finance Brasil S.A. from 2017 to 2018.<br>He holds a bachelor's degree in computer engineering from the Escola Politécnica da Universidade de São Paulo ("USP"), São Paulo, Brazil and an MBA from the INSEAD, Fontainebleau, France. |

**Management body:**

| **Management body:** | | | **Nominated by the Controlling stockholder:** |
|---|---|---|---|
| Board of executive officers | | | No |
| **Elective office held:** | | **Description of other positions held:** | |
| 19 - Others Officers | | Officer | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 12/12/2018 |

**Conviction:**

| **Type of Conviction:** | **Description of the conviction:** |
|---|---|
| n/a | n/a |

**Administrator:**

| **Name:** | **Taxpayer ID (CPF):** |
|---|---|
| ALEXSANDRO BROEDEL | 031.212.717-09 |
| **Profession:** | **Date of birth:** |
| Accountant | 10/05/1974 |
| **Profissional experience:** | |
| Alexsandro Broedel, a member of the Partners Program and has been our CFO since 2021 and held the position of group executive finance officer from 2015 to 2020 and head of investor relations department from 2017 to 2020. He joined the Itaú Unibanco Group in 2012 as the finance and control officer.<br>He has previously served as an officer of the Comissão de Valores Mobiliários ("CVM"). He is a full professor at the University of Sao Paulo, Trustee of the IFRS Foundation and member of the board of directors of the Value Reporting Foundation.<br>He holds a bachelor's degrees in Accounting and Law from the Universidade de São Paulo ("USP"), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom. | |

**Management body:**

| **Management body:** | | | **Nominated by the Controlling stockholder:** |
|---|---|---|---|
| Board of executive officers | | | No |
| **Elective office held:** | | **Description of other positions held:** | |
| 19 - Others Officers | | Officer (member of the Executive Committee) | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 06/27/2013 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| ALFREDO EGYDIO SETUBAL | 014.414.218-07 |
| **Profession:** | **Date of birth:** |
| Business Administrator | 09/01/1958 |

**Profissional experience:**

Alfredo Egydio Setubal (non-executive member) has been the CEO and Investor Relations Officer at taúsa S.A. since 2015 and member of board of directors since 2008.

He has been the chairman of the board of directors of Dexco S.A. since 2021 and a member of this board since April 2015, a member of the board of directors of Itaú Unibanco since 2007 of Alpargatas S.A. since 2017 and of Copa Energia since 2020.

He has been a member of the superior guidance, nomination and ethics committee of the Instituto Brasileiro de Relações com Investidores ("IBRI") since 2010, having been chairman of the Board of directors from 2000 to 2003. From 2003 to 2008, he was president of the Brazilian Association of Investment Banks (Associação Nacional dos Bancos de Investimentos) and from 1999 to 2017, he was a member of the board of directors of the Brazilian Association of Corporations (Associação Brasileira das Companhias Abertas – "ABRASCA").

With respect to social and cultural activities, has been the chairman of the board of trustees of Fundação Itaú para Educação e Cultura ("FIEC") and the chairman of the decision-making council of the Sao Paulo Art Museum (Museu de Arte de São Paulo – "MASP") since 2015. Mr. Setubal has also been a member of the board of directors of the Fundação Bienal de São Paulo since 2009; a member of the board of directors of the São Paulo Modern Art Museum (Museu de Arte Moderna de Sao Paulo – "MASP") and of the Contemporary Art Institute (Instituto de Arte Contemporânea – "IAC").

He holds a bachelor's and Postgraduate degrees in Business Administration, both from the Fundação Getulio Vargas ("FGV"), São Paulo, Brazil, with a specialization from INSEAD, Fontainebleau, France.

**Management body:**

| Management body: | | | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Board of Directors - Effective | | | Yes |
| **Elective office held:** | | **Description of other positions held:** | |
| 29 - Other Directors | | Non-Executive Director | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/25/2023 | 06/01/2023 | Annual | 11/28/2008 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|

| | |
|---|---|
| ÁLVARO FELIPE RIZZI RODRIGUES | 166.644.028-07 |
| **Profession:** | **Date of birth:** |
| Lawyer | 03/28/1977 |
| **Profissional experience:** | |
| Álvaro Felipe Rizzi Rodrigues, a member of the Partners Program and has been our officer since 2014. He is currently responsible for the Legal Wholesale Banking department (investment banking, treasury, wealth management services, broker, banking products, allocated funds and onlending, international loans and foreign exchange), the tax department (advisory and litigation), the Proprietary M&A Legal Matters department and the Anti-Trust, Corporate and International Legal Matters departments. He had been previously responsible for the Legal Retail Banking Department (responsible for legal issues related to products and services of the retail banking, insurance and pension plan business) and the Institutional Legal department (Corporate and Corporate Governance, Contracts, Intellectual Property and Corporate Paralegal Matters). He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and Legal Superintendent from 2005 to 2014.<br>He also worked in the Corporate Law and Contract Law departments from 1998 to 2005 at Tozzini Freire Advogados.<br>He holds a bachelor's degree in Law from the Faculdade de Direito da Universidade de São Paulo ("USP"), São Paulo, Brazil. He has also completed a specialization course in Corporate Law from the Pontifícia Universidade Católica de São Paulo ("PUC-SP"), São Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University Law School, New York, U.S. | |

**Management body:**

| Management body: | | | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Board of executive officers | | | No |
| **Elective office held:** | | **Description of other positions held:** | |
| 19 - Others Officers | | Officer | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 04/13/2015 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| ANA LÚCIA DE MATTOS BARRETTO VILLELA | 066.530.828-06 |
| **Profession:** | **Date of birth:** |
| Pedagogic | 10/25/1973 |
| **Profissional experience:** | |
| Ana Lúcia de Mattos Barretto Villela (non-executive member) has been a member of our board of directors since 2018. She has held several positions at the Itaú Unibanco Group, including member of the board of directors from 1996 to 2001.<br>She has also been an alternate member of the board of directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; vice chairman of the board of directors of Itaúsa S.A. since 2017; a member of our personnel committee of Itaú Unibanco Group since 2018; a member of our nomination and corporate governance committee since 2018; a member of our ESG committee (formerly known as social responsibility committee) since 2019; a member of the sustainability and risks committee of Itaúsa S.A. since 2021; vice chairman of the board of trustees of Fundação Itaú para Educação e Cultura since 2020; a member of the steering council of Itaú Social since 2017; a member of the advisory board of Itaú Cultural since 1995; a member of the Executive Board of Itaú Cultural since 2017; Co-Founder of AlanaLab (Maria Farinha Filmes and Flow) since 2014; founding president of Alana Foundation since | |

| |
|---|
| 2012; CEO of Instituto Alana since 2002; a member of the Advisory Board of Instituto Brincante since 2001 and Fellow Ashoka since 2010.<br>Since 2018, she has been the first representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions designed to encourage the development of new technologies that may help solve some of mankind's major challenges. Ms. Villela is a board member of Participant, an organization founded by social entrepreneur Jeff Skoll, and a leader in media and entertainment that inspires and engages the audience for social change; and she is also a member of the advisory board of the Stanford Down Syndrome Research Center since January 2022, and the advisory board of UCLA Lab School since May 2022.<br>She was a member of the advisory board of Akatu Institute from 2013 to 2017; a member of the advisory board of the Fairplay organization from 2015 to 2017; and a member of the advisory board of Conectas from 2003 to 2018, a member of Dexco's Sustainability Committee from 2015 to 2018 and an alternate member of Dexco's Board of Directors from 2018 to 2020.<br>She holds a bachelor's degree in Teaching with major in School Administration and a master's degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo ("PUC-SP"), São Paulo, Brazil and took graduate studies in Business Administration courses at the Fundação Armando Álvares Penteado ("FAAP"), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas ("FGV"), São Paulo, Brazil (incomplete). |

**Management body:**

| **Management body:** | | | **Nominated by the Controlling stockholder:** |
|---|---|---|---|
| Board of Directors - Effective | | | Yes |
| **Elective office held:** | | **Description of other positions held:** | |
| 29 - Other Directors | | Non-Executive Director | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/25/2023 | 06/01/2023 | Annual | 10/24/2018 |

**Conviction:**

| **Type of Conviction:** | **Description of the conviction:** |
|---|---|
| n/a | n/a |

**Administrator:**

| **Name:** | **Taxpayer ID (CPF):** |
|---|---|
| ANDRE BALESTRIN CESTARE | 213.634.648-25 |
| **Profession:** | **Date of birth:** |
| Engineer | 06/08/1978 |
| **Profissional experience:** | |
| Andre Balestrin Cestare, a member of the Partners Program and has been our officer since 2017. He is currently responsible for the Retail Banking financial planning department and the Technology and Operations department. He has held several positions at the Itaú Unibanco Group, including Wholesale Banking financial planning officer from 2019 to 2022; Retail Banking financial planning officer from 2017 to 2019 and finance superintendent from 2010 to 2017.<br>He holds a bachelor's degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo ("USP"), São Paulo, Brazil; a postgraduate degree in business administration and a professional master's degree in finance and economics, both from Fundação Getulio Vargas ("FGV"), São Paulo, Brazil. He also attended the Executive Qualification Program from the Fundação Dom Cabral, São Paulo, Brazil. | |

**Management body:**

| Management body: | | | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Board of executive officers | | | No |
| **Elective office held:** | | **Description of other positions held:** | |
| 19 - Others Officers | | Officer | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 11/06/2017 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| ANDRÉ LUÍS TEIXEIRA RODRIGUES | 799.914.406-15 |
| **Profession:** | **Date of birth:** |
| Engineer | 08/11/1973 |
| **Profissional experience:** | |
| André Luís Teixeira Rodrigues, a partner since 2010 and has been an officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Retail Banking segment, which includes Itaú Branches, Uniclass, Personnalité, Companies departments, Government and Payroll segments, and is also responsible for the Insurance, Products and Strategic Planning – Individuals and Companies, CRM, Digital Channels and User Experience (UX) departments. He joined the Itaú Unibanco Group in 2000 and has been an officer since 2005. He was an executive officer from 2008 and 2020, having worked at Banco Itaú BBA from 2003 to 2018 and at the Retail Banking segment as from 2019.<br>Mr. Rodrigues is a Member of the Board of Directors at Porto Seguro S.A.<br>He holds a bachelor's degree in mechanical engineering with a major in automation and systems ("mechatronics") from the Escola Politécnica da Universidade de São Paulo ("USP"), São Paulo, Brazil. André Luís Teixeira Rodrigues, a partner since 2010 and has been an officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Retail Banking segment, which includes Itaú Branches, Uniclass, Personnalité, Companies departments, Government and Payroll segments, and is also responsible for the Insurance, Products and Strategic Planning – Individuals and Companies, CRM, Digital Channels and User Experience (UX) departments. He joined the Itaú Unibanco Group in 2000 and has been an officer since 2005. He was an executive officer from 2008 and 2020, having worked at Banco Itaú BBA from 2003 to 2018 and at the Retail Banking segment as from 2019.<br>Mr. Rodrigues is a Member of the Board of Directors at Porto Seguro S.A.<br>He holds a bachelor's degree in mechanical engineering with a major in automation and systems ("mechatronics") from the Escola Politécnica da Universidade de São Paulo ("USP"), São Paulo, Brazil. | |

**Management body:**

| Management body: | | | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Board of executive officers | | | No |
| **Elective office held:** | | **Description of other positions held:** | |
| 19 - Others Officers | | Officer (member of the Executive Committee) | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 03/02/2021 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| CANDIDO BOTELHO BRACHER | 039.690.188-38 |
| **Profession:** | **Date of birth:** |
| Business Administrator | 12/05/1958 |
| **Profissional experience:** | |

Candido Botelho Bracher
Position and term of office
Non-executive Member of the Board of Directors since 2003.
Experiences, skills and abilities
Financial sector and capital markets
He has held several positions at the Itaú Unibanco Group, including CEO between 2017 and 2021, Wholesale Banking Senior Vice President ("Diretor Geral") between 2015 and 2017 and Vice President between 2004 and 2015. He has been a Member of the Board of Directors of Mastercard Incorporated since 2021. He was a member of the Board of Directors of B3 S.A. between 2009 and 2014 and of Grupo Pão de Açúcar between 1999 and 2013. He was a founding partner of the corporate bank BBA Creditanstalt, a joint venture created in 1988.
Risk management
He was the CEO of Itaú Unibanco Holding S.A. and, during that period, he was in charge of risk management at the executive level, chairing seven superior risk councils, such as the Superior Market and Liquidity Risk Management Council, the Superior Operational Risk Council and the Superior Credit Council. In these forums, he resolved upon corporate risk policies, risk management, risk appetite and the risk culture of the Organization. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies.
ESG
He is a Member of the Superior Bioeconomy Council of the Fundação Getulio Vargas (FGV) and is highly involved in initiatives for environmental protection of the Brazilian Pantanal biome. He is a Member of the Board of Directors of the Instituto Acaia, which develops educational actions aimed at preserving the Pantanal. Ha also completed his training in Climate Change offered by the Brazilian Institute of Corporate Governance (IBGC) in 2021, by means of the Chapter Zero initiative, a global network for engaging Boards in climate challenges.
Academic background
He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He is columnist at the Folha de São Paulo newspaper.

**Management body:**

| Management body: | | | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Board of Directors - Effective | | | Yes |
| **Elective office held:** | | **Description of other positions held:** | |
| 29 - Other Directors | | Non-Executive Director | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/25/2023 | 06/01/2023 | Annual | 06/15/2021 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| CARLOS FERNANDO ROSSI CONSTANTINI | 166.945.868-76 |
| **Profession:** | **Date of birth:** |
| Engineer | 05/02/1974 |
| **Profissional experience:** | |
| Carlos Fernando Rossi Constantini, a member of the Partners Program and has been an officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Wealth Management & Services division, which addresses client investment journeys, from offering and experience to fund distribution and management, having held the position of executive officer from 2019 to 2021. In 2017, Mr. Constantini became the CEO at Itaú Unibanco in the United States and the head of international private banking division in Miami from 2017 to 2018. He has held several positions at the Itaú Unibanco Group, including officer from 2009 to 2017. He joined the Itaú Unibanco Group in 2007 as a deputy officer from 2007 to 2009.<br>He holds a bachelor's degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo ("USP"), São Paulo, Brazil | |

**Management body:**

| Management body: | | | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Board of executive officers | | | No |
| **Elective office held:** | | **Description of other positions held:** | |
| 19 - Others Officers | | Officer (member of the Executive Committee) | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 03/02/2021 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| CARLOS ORESTES VANZO | 122.230.988-27 |
| **Profession:** | **Date of birth:** |
| Bachelor of Laws | 08/12/1971 |
| **Profissional experience:** | |
| Carlos Orestes Vanzo, partner, has been an officer of the Executive Committee at the Itaú Unibanco Group since 2023. Mr. Vanzo is currently responsible for the Retail - Individuals, Personnalité, Área 360, Public Authorities and Itaú Seguros (Itaú Insurance) departments. He has held several positions at the Itaú Unibanco Group, including executive officer from 2019 to 2022 and officer of the Corporate and Middle Market segment from 2011 to 2018. He joined the Itaú Unibanco Group in 1997, as a Commercial Superintendent - Corporate and Middle Market from 2004 to 2011.<br>He holds a Bachelor's degree in Law from Universidade Paulista, São Paulo, Brazil, a postgraduate degree in Business Administration from Universidade de São Paulo (USP), São Paulo, Brazil and an Executive MBA from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S. | |

**Management body:**

| Management body: | Nominated by the Controlling stockholder: |
|---|---|
| Board of executive officers | No |
| **Elective office held:** | **Description of other positions held:** |

| 19 - Others Officers | | Officer (member of the Executive Committee) | |
|---|---|---|---|
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 06/01/2023 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| CESAR NIVALDO GON | 154.974.508-57 |
| **Profession:** | **Date of birth:** |
| Businessman | 07/09/1971 |
| **Profissional experience:** | |
| Cesar Nivaldo Gon (independent member) has been a member of our board of directors since 2022 and a member of our personnel committee since 2021.<br>He is the founder and has been the CEO of CI&T Inc. since 1995, acting as the figurehead for topics on leadership development and digital transformation.<br>Mr. Gon has been a member of the board of directors of Sensedia since 2012, a technology advisor to the Boticário Group since 2020, and a member of the board of directors of Fundo Patrimonial Lumina Unicamp. In 2021, he joined the boards of directors of Raia Drogasil and of Lean Enterprise Institute (LEI), headquartered in Boston.<br>In 2019, Mr. Gon was recognized as "Entrepreneur of the Year in Brazil" by Ernst & Young.<br>Mr. Gon has co-authored the book "Faster, Faster: The Dawn of Lean Digital" (2020) and is a MIT Sloan Management Review columnist.<br>He holds a bachelor's degree in computer engineering and a master's degree in computer science from the Universidade de Campinas ("UNICAMP"), Campinas, São Paulo, Brazil. | |

**Management body:**

| Management body: | | | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Board of Directors - Effective | | | Yes |
| **Elective office held:** | | **Description of other positions held:** | |
| 27 - Independent Board of Directors (Effective) | | | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/25/2023 | 06/01/2023 | Annual | 07/01/2022 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| DANIEL SPOSITO PASTORE | 283.484.258-29 |
| **Profession:** | **Date of birth:** |
| Lawyer | 10/07/1979 |
| **Profissional experience:** | |
| Daniel Sposito Pastore, a member of the Partners Program and has been our officer since 2020. He is currently responsible for the Health, Labor Relations, and Labor and Criminal Legal departments. He has held several positions at the Itaú Unibanco Group, including Legal Superintendent working at the labor, criminal, union relations, higher courts, labor advisory and WMS departments from 2012 to 2020; Legal Manager, WMS, working at the International, Asset and Brokerage departments from 2008 to 2011, Legal Lawyer, WMS from 2004 to 2008; Lawyer, Banking Law from 2002 to 2003; and Legal Assistant (M&A Legal) from 2000 to 2002.<br>Mr. Pastore served at Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais ("ANBIMA") as an effective member of the legal committee from 2012 to 2016, and a vice president from 2015 to 2016. He was also coordinator and liaison on behalf of ANBIMA with the Comissão de Valores Mobiliários ("CVM"), from 2014 to 2016, for issuing and implementing new rules on suitability, asset management and trust management and investment funds, and coordinator of the revision of self-regulation codes for trust management, asset management and investment funds from 2015 to 2016. He has been a member of the legal labor committee since 2017, and a member of the union negotiation committee since 2020 at Federação Brasileira de Bancos ("FEBRABAN").<br>He holds a bachelor's degree in law from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a post-graduate degree in Financial and Capital Markets Law from the Instituto de Ensino e Pesquisa ("INSPER"), São Paulo, Brazil. | |

**Management body:**

| Management body: | | | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Board of executive officers | | | No |
| **Elective office held:** | | **Description of other positions held:** | |
| 19 - Others Officers | | Officer | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 12/31/2020 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| EDUARDO HIROYUKI MIYAKI | 159.822.728-92 |
| **Profession:** | **Date of birth:** |
| Engineer Civil | 06/11/1972 |
| **Profissional experience:** | |
| Eduardo Hiroyuki Miyaki has been a member of the Fiscal Council at the Itaú Unibanco Group since 2022. Has held several positions at the Itaú Unibanco Group, including Internal Audit Officer from 2010 to 2017 and Operational Risk and Internal Control Officer from 2017 to 2021. He has previously served as Internal Audit Superintendent from 2005 to 2010 in the Capital Markets, Insurance, Pension Plan and Securities departments. Mr. Miyaki was the supervisor responsible for the Internal Audit Department in the Asset Management and Treasury departments from 2003 to 2004 and Supervisor of the Anti-Money Laundering and Fraud Prevention Program from 1996 to 2003. | |

| |
|---|
| He holds a bachelor's degree in civil engineering from the Universidade de São Paulo ("USP"), São Paulo, Brazil; a master's degree in Sanitation from the Gunma University, Japan; a master's degree in Business Administration from CEAG, Fundação Getulio Vargas ("FGV"), São Paulo, Brazil; and an MBA in International Finance and Business from the Leonard N. Stern School of Business, New York University, New York, U.S. |

**Management body:**

| **Management body:** | | | **Nominated by the Controlling stockholder:** |
|---|---|---|---|
| Fiscal Council - Effective | | | Yes |
| **Elective office held:** | | **Description of other positions held:** | |
| 43 - C.F.(Effective) Elected to Controller | | | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/25/2023 | 06/01/2023 | Annual | 07/01/2022 |

**Conviction:**

| **Type of Conviction:** | **Description of the conviction:** |
|---|---|
| n/a | n/a |

**Administrator:**

| **Name:** | **Taxpayer ID (CPF):** |
|---|---|
| EMERSON MACEDO BORTOLOTO | 186.130.758-60 |
| **Profession:** | **Date of birth:** |
| Technologist In Processing | 07/25/1977 |
| **Profissional experience:** | |
| Emerson Macedo Bortoloto has been our officer since 2011. He joined the Itaú Unibanco Group in 2003, taking over a number of positions in the Internal Audit department. He is currently the internal audit officer, responsible for managing the audit department, whose mission is to plan, carry out and report on audits in Itaú Unibanco Group Retail processes and business, as well as in processes of the Information Technology, Information Security and Cybersecurity departments. He was responsible for evaluating processes related to market, credit and operational Risks, in addition to project auditing and continuous auditing. Also, at the Itaú Unibanco Group, he was responsible for auditing in the information technology and retail credit analysis and granting processes.<br>He has been a member of the audit committees of some of our affiliates, such as Banco Itaú Paraguay, Banco Itaú Uruguay, Câmara Interbancária de Pagamentos ("CIP") and Tecnologia Bancária ("TECBAN").<br>He worked at Ernst & Young Auditores Independentes from 2001 to 2003 and at Banco Bandeirantes from 1992 to 2001, being responsible for auditing IT and operational processes.<br>He holds a bachelor's degree in data processing technology, a postgraduate degree in audit and consulting in information security from the Faculdades Associadas de São Paulo ("FASP"), São Paulo, Brazil, and an MBA in internal auditing from the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras ("FIPECAFI"), Brazil.<br>He has the following certifications: CISA (Certified Information System Auditor), issued by the Information Systems Audit and Control Association ("ISACA") and CCoaud+ Experienced Audit Committee Member Certification, issued by Instituto Brasileiro de Governança Corporativa ("IBGC"). | |

**Management body:**

| **Management body:** | | | **Nominated by the Controlling stockholder:** |
|---|---|---|---|
| Board of executive officers | | | No |
| **Elective office held:** | | **Description of other positions held:** | |
| 19 - Others Officers | | Officer | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |

| | | | |
|---|---|---|---|
| 04/27/2023 | 06/01/2023 | Annual | 11/01/2011 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| ERIC ANDRÉ ALTAFIM | 273.383.788-51 |
| **Profession:** | **Date of birth:** |
| Business Administrator | 06/12/1976 |
| **Profissional experience:** | |
| Eric André Altafim, a member of the Partners Program and has been our officer since 2017. He is currently responsible for the Corporate Client, Foreign Exchange, Funding, Derivatives and Digital Assets departments. He has held several positions at the Itaú Unibanco Group, including Head of Client and Specialized Sales, Products and Planning of Markets Desks from 2015 to 2017; Head of Client and Specialized Sales Desks from 2012 to 2015; Head of Derivatives – Wholesale from 2008 to 2012; Senior Trader from 2005 to 2007 and Trader from 1999 to 2000.<br>Mr. Altafim also served as a Relations and Desk manager at Banco UBS Pactual from 2007 to 2008; Senior Trader at Banco HSBC from 2000 to 2005; Trainee from 1997 to 1999 and Junior Trader in 1999 at Banco CCF.<br>He holds a bachelor's degree in business administration from the Pontifícia Universidade Católica de São Paulo ("PUC-SP"), São Paulo, Brazil and an MBA in economics from the Universidade de São Paulo ("USP"), São Paulo, Brazil. | |

**Management body:**

| Management body: | | | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Board of executive officers | | | No |
| **Elective office held:** | | **Description of other positions held:** | |
| 19 - Others Officers | | Officer | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 10/03/2022 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| FÁBIO COLLETTI BARBOSA | 771.733.258-20 |
| **Profession:** | **Date of birth:** |
| Business Administrator | 10/03/1954 |
| **Profissional experience:** | |
| Fábio Colletti Barbosa<br>Position and term of office<br>Independent Member of the Board of Directors since 2015<br>Experiences, skills and abilities<br>Financial sector, capital markets and other industries | |

| |
|---|
| He has been the CEO of Natura & Co since 2022. He has been a Member of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) since 2015 and of Ambev since 2021. He was the Chairman of the Board of Directors of Banco Santander (Brasil) S.A. in 2011. Between 2007 and 2011, he was the President of Febraban. He was also the CEO of Banco Santander S.A. between 2008 and 2010 and the CEO of Banco ABNAMRO/Real S.A. between 1996 and 2008. Between 2011 and the beginning of 2015, he was the CEO of Abril Comunicações S.A.<br>ESG<br>He served as Chairman of the Board of Directors of Fundação OSESP between 2012 and 2019, and of the Centro de Liderança Pública (CLP) between 2010 and 2023. He is currently a Board Member at UN Foundation (U.S.) since 2011 and a Member of the Board of Directors of Instituto Empreender Endeavor since 2008. He was President of Fundação Itaú. In 2017, he was acknowledged by the Worldfund for Education for bringing educational values to the forefront of the Brazilian national discussion. In 2012, he was honored with the Champions of the Earth award, granted by the United Nations Environmental Program (UNEP), for his contribution of over ten years to the integration of conscious environmental and social practices into the management of companies and banks.<br>Academic background<br>He holds a Bachelor's degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He holds a Master's degree in Business Administration from the Institute for Management Development (IMD), Lausanne, Switzerland. |

**Management body:**

| **Management body:** | | | **Nominated by the Controlling stockholder:** |
|---|---|---|---|
| Board of Directors - Effective | | | Yes |
| **Elective office held:** | | **Description of other positions held:** | |
| 27 - Independent Board of Directors (Effective) | | | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/25/2023 | 06/01/2023 | Annual | 07/01/2015 |

**Conviction:**

| **Type of Conviction:** | **Description of the conviction:** |
|---|---|
| n/a | n/a |

**Administrator:**

| **Name:** | **Taxpayer ID (CPF):** |
|---|---|
| FLÁVIO AUGUSTO AGUIAR DE SOUZA | 747.438.136-20 |
| **Profession:** | **Date of birth:** |
| Business Administrator | 03/27/1970 |
| **Profissional experience:** | |
| Flávio Augusto Aguiar de Souza, a member of the Partners Program and has been an officer of the Executive Committee at the Itaú Unibanco Group and CEO of Banco Itaú BBA since 2021, being responsible for the Corporate & Investment Banking, Commercial Banking, Distribution and Research departments, as well the credit analysis, granting, recovery and restructuring activities of the Wholesale Banking division. He joined the Itaú Unibanco Group in 2009 and has held leading positions in several departments, having served as executive commercial banking officer, global head of Wealth Management & Services, Global Head of Private Banking and CEO of Banco Itaú International in Miami, U.S. He also served as a member of the board of directors of Itaú International and Itaú Suisse (Zurich, Switzerland) from 2015 to 2018.<br>Mr. Souza was Vice President of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais ("ANBIMA") from 2015 to 2019.<br>He holds a bachelor's degree in business administration from the Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil, and a postgraduate degree in finance from the Fundação Dom Cabral, São Paulo, Brazil. | |

**Management body:**

| **Management body:** | | | **Nominated by the Controlling stockholder:** |
|---|---|---|---|
| Board of executive officers | | | No |
| **Elective office held:** | | **Description of other positions held:** | |
| 19 - Others Officers | | Officer (member of the Executive Committee) | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 03/02/2021 |

**Conviction:**

| **Type of Conviction:** | **Description of the conviction:** |
|---|---|
| n/a | n/a |

**Administrator:**

| **Name:** | **Taxpayer ID (CPF):** |
|---|---|
| FREDERICO TRAJANO INÁCIO RODRIGUES | 253.929.608-47 |
| **Profession:** | **Date of birth:** |
| Business Administrator | 03/25/1976 |
| **Profissional experience:** | |
| Frederico Trajano Inácio Rodrigues (independent member) has been a member of our board of directors since 2020.<br>He has been the CEO of Magazine Luiza S.A. since 2016, having been an executive sales and marketing officer from 2010 to 2015, and a commercial officer. He was also in charge of the marketing office from 2004 to 2010. He started his career in 2000, being responsible for the E-Commerce department. He has been an effective member of the board of directors of Luizaseg Seguros S.A. since 2005 and has worked in the retail and consumer goods departments at Deutsche Bank Securities from 1998 to 1999.<br>He holds a bachelor's degree in Business Administration from the Fundação Getulio Vargas ("FGV"), São Paulo, Brazil, and attended the Program for Executives from the University of California, Stanford, California, U.S. | |

**Management body:**

| **Management body:** | | | **Nominated by the Controlling stockholder:** |
|---|---|---|---|
| Board of Directors - Effective | | | Yes |
| **Elective office held:** | | **Description of other positions held:** | |
| 27 - Independent Board of Directors (Effective) | | | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/25/2023 | 06/01/2023 | Annual | 07/07/2020 |

**Conviction:**

| **Type of Conviction:** | **Description of the conviction:** |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| GILBERTO FRUSSA | 127.235.568-32 |
| **Profession:** | **Date of birth:** |
| Lawyer | 10/20/1966 |
| **Profissional experience:** | |
| Gilberto Frussa has been a member of the Fiscal Council at the Itaú Unibanco Group since July 2022. He has held several positions at the Itaú Unibanco Group, including Officer of the Corporate Compliance Department from 2017 to 2021; Legal Officer for Products and Business – Retail Business from 2015 to 2017 and Legal Officer at Banco Itaú BBA S.A. from 2006 to 2015, where he also served as a lawyer from 1995 to 2006.<br>Has been an external member of the Risk and Solvency Committee at IRB – Brasil Resseguros S.A. since January 2022.<br>Mr. Frussa was also a partner at Carvalho Pinto, Monteiro de Barros, Frussa & Bohlsen Advogados, responsible for the banking law department from 1993 to 1995. He also worked as a lawyer at Banco BBA-Creditanstalt S.A. from 1989 to 1993 and as a Law trainee and legal assistant from 1986 to 1989 at Pinheiro Neto Advogados.<br>Mr. Frussa was also a full advisor of the Conselho de Recursos do Sistema Financeiro Nacional ("CRSFN") from 2000 to 2003 and from 2011 to 2013. He was also chairman of the Legal Affairs Committee of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais ("ANBIMA") from 2012 to 2015. Additionally, he was an advisor at Fundação Itaú Unibanco Previdência Complementar from 2017 to 2021. He has been an alternate member of the Committee for Evaluation and Selection of the Conselho de Recursos do Sistema Financeiro Nacional since 2018, and an associate of Instituto Brasileiro de Governança Corporativa ("IBGC") since 2021.<br>He holds a bachelor's degree in Law from the Universidade de São Paulo ("USP"), São Paulo, Brazil. | |

**Management body:**

| Management body: | | | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Fiscal Council - Effective | | | Yes |
| **Elective office held:** | | **Description of other positions held:** | |
| 40 - President C.F.Elect for Controller | | | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/25/2023 | 06/01/2023 | Annual | 07/01/2022 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| IGOR BARENBOIM | 089.542.617-01 |
| **Profession:** | **Date of birth:** |
| Economist | 08/04/1982 |
| **Profissional experience:** | |
| Igor Barenboim has been a member of the Fiscal Council at the Itaú Unibanco Group since 2023. Serves as the COO and Strategist at Reach Capital, São Paulo, since 2021.<br>He was also superintendent officer at SESI/SENAI from 2017 to 2021; Deputy Secretary to Economic Policy at the Ministry of Finance from 2015 to 2016; Planning and Support Superintendent for Treasury Management at Itaú Unibanco S.A. from 2013 to 2014; Vice President of Capital Management at the treasury department of Banco Itaú BBA from 2011 to 2012; Senior Advisor of the Finance Department of the State of São Paulo in 2011; Undersecretary of Administration of the City of Rio de Janeiro from 2009 to 2010 and Founding Member and Economist at Gávea Investimentos from 2003 to 2005. | |

| |
|---|
| Mr. Barenboim was a member of the board of directors of Senai in 2017; chairman of the Supervisory Council of Banco do Brasil Banco de Investimentos in 2015; member of the board of directors of FINEP in 2015; member of the steering board of the Fundo Nacional de Desenvolvimento Científico (National Scientific and Technological Development Fund - FNDCT) in 2015; member of the Joint Commission of the Defense Industry in 2015; member of the interministerial committee on machinery and equipment security in 2015; member of the supervisory council of Companhia de Docas de São Sebastião in 2011; member of the board of directors of Instituto da Previdência (Social Security Institute) of the municipal government of Rio de Janeiro (PREVI-RIO) from 2009 to 2010 and member of the board of directors of the Empresa de Informática (IT Company) of the municipal government of Rio de Janeiro in 2010.<br>He holds a bachelor's degree in Economics from the Pontifícia Universidade Católica do Rio de Janeiro ("PUC-RJ"), São Paulo, Brazil and Ph.D. and Master's degrees in Economics from the Harvard University, Cambridge, Massachusetts, U.S. |

**Management body:**

| **Management body:** | | | **Nominated by the Controlling stockholder:** |
|---|---|---|---|
| Fiscal Council - Effective | | | No |
| **Elective office held:** | | **Description of other positions held:** | |
| 44 - C.F.(Effective) Elected by Preferred | | Diretor | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/25/2023 | 06/01/2023 | Annual | 06/01/2023 |

**Conviction:**

| **Type of Conviction:** | **Description of the conviction:** |
|---|---|
| n/a | n/a |

**Administrator:**

| **Name:** | **Taxpayer ID (CPF):** |
|---|---|
| JOÃO COSTA | 476.511.728-68 |
| **Profession:** | **Date of birth:** |
| Economist | 08/10/1950 |
| **Profissional experience:** | |
| João Costa has been an alternate member of the Fiscal Council at the Itaú Unibanco Group since 2009. He has held several positions at the Itaú Unibanco Group, including managing director from 1997 to 2008.<br>He has been an alternate member of the Fiscal Council of Itaúsa S.A. since 2009 and of the Fiscal Council of Dexco S.A. since 2021.<br>He was an effective member of the Fiscal Councils of the Federação Brasileira de Bancos (FEBRABAN), Federação Nacional dos Bancos (FENABAN), Instituto Brasileiro de Ciência Bancária (IBCB), and of the Sindicato dos Bancos do Estado de São Paulo from 1997 to 2008.<br>He holds a bachelor's degree in Economics from the Faculdade de Economia São Luiz, São Paulo, Brazil; Continuing education in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária of the Universidade de São Paulo ("FEA-USP"), São Paulo, Brazil and attended a Management Program for Executives from the University of Pittsburgh, Pennsylvania, U.S. | |

**Management body:**

| **Management body:** | **Nominated by the Controlling stockholder:** |
|---|---|
| Fiscal Council - Effective | Yes |
| **Elective office held:** | **Description of other positions held:** |
| 46 - C.F.(Suplent) Elect for Controller | |

| Date of election: | Date of investiture: | Term of office: | Date of beginning of first term: |
|---|---|---|---|
| 04/25/2023 | 06/01/2023 | Annual | 07/10/2009 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| JOÃO MOREIRA SALLES | 295.520.008-58 |
| **Profession:** | **Date of birth:** |
| Economist | 04/11/1981 |
| **Profissional experience:** | |
| João Moreira Salles (non-executive member) has been a member of our board of directors since 2017. He has held several positions at the Itaú Unibanco Group, including officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, where he was a member of the board of directors from 2015 to 2018.<br>He is currently an officer of Brasil Warrant Administração de Bens e Empresas S.A. ("BWSA"), and CEO of BW Gestão de Investimentos ("BWGI"). He has also been a Director of Verallia, a glass packaging company listed on Euronext Paris since 2019, as well as a Director of Alpargatas S.A., where he also serves as member of its finance committee since 2022. Before joining BWSA and BWGI, he was an investment banker at J. P. Morgan Chase, in New York, U.S.<br>He holds a bachelor's degree in Economics from INSPER, São Paulo, Brazil, a master's degree in Economics and also in Finance, both from Columbia University, GSAS, New York, U.S., and a Ph.D. in Economic Theory from Universidade de São Paulo ("FEA-USP"), São Paulo, Brazil. | |

**Management body:**

| Management body: | | | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Board of Directors - Effective | | | Yes |
| **Elective office held:** | | **Description of other positions held:** | |
| 29 - Other Directors | | Non-Executive Director | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/25/2023 | 06/01/2023 | Annual | 06/01/2017 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| JOSÉ GERALDO FRANCO ORTIZ JUNIOR | 290.270.568-97 |
| **Profession:** | **Date of birth:** |
| Lawyer | 11/23/1980 |
| **Profissional experience:** | |
| José Geraldo Franco Ortiz Junior, a member of the Partners Program and has been our officer since 2021. He is currently responsible for the Corporate Compliance and Money Laundering Prevention departments. He joined the Itaú Unibanco Group in 2003 as an intern, and has served in a number of positions, such as: legal assistant | |

| |
|---|
| from 2003 to 2004; lawyer from 2004 to 2006; senior lawyer from 2006 to 2008; legal manager from 2009 to 2013, and legal superintendent from 2013 to 2020.<br>He also worked as non-US legal intern at the law firm Jones Day in New York in 2009 and as an intern at IBM Brasil from 2001 to 2003.<br>He holds a bachelor's degree in Law from the Faculdade de Direito da Universidade de São Paulo ("USP"), São Paulo, Brazil, and a master's degree (LL.M) from the Columbia University Law School, New York, U.S. |

**Management body:**

| **Management body:** | | | **Nominated by the Controlling stockholder:** |
|---|---|---|---|
| Board of executive officers | | | No |
| **Elective office held:** | | **Description of other positions held:** | |
| 19 - Others Officers | | Officer | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 03/02/2021 |

**Conviction:**

| **Type of Conviction:** | **Description of the conviction:** |
|---|---|
| n/a | n/a |

**Administrator:**

| **Name:** | **Taxpayer ID (CPF):** |
|---|---|
| JOSÉ VIRGILIO VITA NETO | 223.403.628-30 |
| **Profession:** | **Date of birth:** |
| Lawyer | 09/13/1978 |
| **Profissional experience:** | |
| José Virgilio Vita Neto, a member of the Partners Program, has been an officer of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Legal, Ombudsman's, Governmental Relations and Sustainability departments. He joined the Itaú Unibanco Group in 2000 as a lawyer and was elected officer in 2011.<br>He is also an executive officer at FEBRABAN.<br>He holds a bachelor's degree in Law from the Universidade de São Paulo ("USP"), São Paulo, Brazil; Master's degree in contracts law from the Universidad de Salamanca, Spain, a Ph.D. in contracts law from the Universidade de São Paulo ("USP") São Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S. | |

**Management body:**

| **Management body:** | | | **Nominated by the Controlling stockholder:** |
|---|---|---|---|
| Board of executive officers | | | No |
| **Elective office held:** | | **Description of other positions held:** | |
| 19 - Others Officers | | Officer (member of the Executive Committee) | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 04/13/2015 |

**Conviction:**

| **Type of Conviction:** | **Description of the conviction:** |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| LINEU CARLOS FERRAZ DE ANDRADE | 105.260.778-08 |
| **Profession:** | **Date of birth:** |
| Business Administrator | 12/11/1972 |
| **Profissional experience:** | |
| Lineu Carlos Ferraz de Andrade has been our officer since 2014. He is currently responsible for Consortia, Vehicle, Real Estate Loan, Payroll Loan, Logistics and Credit Card operations. He has held several positions at the Itaú Unibanco Group, including Head of Foreign Exchange and Foreign Trade Products from 2013 to 2014; Head of Credit Restructuring Policy and Strategy – Companies from 2011 to 2013; Head of Foreign Exchange and Foreign Trade Operations from 2005 to 2011 and Head of Foreign Exchange, Foreign Trade and Foreign Unit Systems from 2001 to 2004.<br>He holds a bachelor's degree in computer sciences from the Faculdades Associadas de São Paulo ("FASP"), São Paulo, Brazil; an MBA from the Universidade de São Paulo ("USP"), São Paulo, Brazil; a master's degree in foreign trade and banking from the Fundação Getulio Vargas ("FGV"), São Paulo, Brazil; a Specialization in Strategic People Management from the Fundação Dom Cabral, São Paulo, Brazil; an Post MBA from the Fundação Instituto de Administração ("FIA"), São Paulo, Brazil and Risk Management from the Wharton School of the University of Pennsylvania, Philadelphia, U.S. | |

**Management body:**

| Management body: | | | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Board of executive officers | | | No |
| **Elective office held:** | | **Description of other positions held:** | |
| 19 - Others Officers | | Officer | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 10/03/2022 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| LUCIANA NICOLA SCHENEIDER | 270.049.978-63 |
| **Profession:** | **Date of birth:** |
| Bank Clerk | 12/27/1977 |
| **Profissional experience:** | |
| Luciana Nicola Schneider, a member of the Partners Program, has been an officer at the Itaú Unibanco Group since 2022. She is currently responsible for the Investor Relations and Sustainability departments. She has held several positions at the Itaú Unibanco Group, including Superintendent of Institutional Relations, Sustainability and New Business from 2018 to 2021 and Superintendent of Government and Institutional Relations from 2009 to 2018. She worked as a Social Responsibility Manager from 2004 to 2009 at Instituto Unibanco S.A. and at the Endomarketing department at Unibanco S.A. from 1997 to 2004.<br>She was also a member of the steering committee from 2005 to 2007 at Associação Junior Achievement of the São Paulo State.<br>She holds a bachelor's degree in Law from the Universidade São Judas Tadeu, São Paulo, Brazil, and postgraduate degrees in Semiotics from the Pontifícia Universidade Católica de São Paulo ("PUC-SP"), São Paulo, Brazil and in | |

| |
|---|
| Leadership and Public Management from the Centro de Liderança Pública – CLP and Center on the Legal Profession at Harvard Business School, Cambridge, Massachusetts, U.S. |

**Management body:**

| Management body: | | | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Board of executive officers | | | No |
| **Elective office held:** | | **Description of other positions held:** | |
| 19 - Others Officers | | Officer | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 03/25/2022 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| MAIRA BLINI DE CARVALHO | 327.908.828-35 |
| **Profession:** | **Date of birth:** |
| Lawyer | 03/14//1984 |
| **Profissional experience:** | |
| Maira Blini de Carvalho, a member of the Partners Program and has been our officer since 2022. She is currently responsible for the advisory legal service of the Retail Banking department, including secured business, insurance, means of payment and new technologies, and the legal matters related to contracts, data, intellectual property, marketing, equity, third sector and the government segment. She has held several positions at the Itaú Unibanco Group, including Legal Superintendent from 2017 to 2022; Legal Manager from 2014 to 2017; Legal Coordinator from 2013 to 2014 and Legal Specialist Lawyer from 2012 to 2013.<br>She also worked as a foreign associate in 2010 at White & Case LLP, in New York, in the M&A and securities practices; and as a lawyer at Grupo JBS from 2007 to 2009. She also worked as an intern from 2003 to 2007 at companies such as Nestlé Brasil Ltda. and Aon Holdings Consultores de Seguros e Benefícios.<br>She holds a bachelor's degree in law from Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a master's degree in International Business and Economic Law from Georgetown University Law Center, Washington, U.S. | |

**Management body:**

| Management body: | | | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Board of executive officers | | | No |
| **Elective office held:** | | **Description of other positions held:** | |
| 19 - Others Officers | | Officer | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 03/15/2023 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| MARIA HELENA DOS SANTOS FERNANDES DE SANTANA | 036.221.618-50 |
| **Profession:** | **Date of birth:** |
| Economist | 06/23/1959 |
| **Profissional experience:** | |
| Maria Helena dos Santos Fernandes de Santana<br>Position and term of office<br>Independent Member of the Board of Directors since 2021<br>Experiences, skills and abilities<br>Financial sector, capital markets and other sectors<br>She is a Member of the Board of Directors and Chairwoman of the Audit Committee of CI&T Inc., and a Member of the Board of Directors of Fortbras S.A. She was a Member of the Board of Directors and Chairwoman of the Audit Committee of XP Inc. between 2019 and 2021, having served as the Chairwoman of the Audit Committee of XP Investimentos S.A. between 2018 and 2019. She was a Member of the Board of Directors of Bolsas y Mercados Españoles (BME) between 2016 and 2020. She was also a Member of the Board of Trustees of the IFRS Foundation between 2014 and 2019. She was a Member of the Board of Directors and Coordinator of the Audit Committee of Totvs S.A. between 2013 and 2017, and a Member of the Board of Directors of CPFL Energia S.A. between 2013 and 2015. She also served as Chairwoman, between 2007 and 2012, and Officer, between 2006 and 2007, of the Brazilian Securities and Exchange Commission (CVM), representing CVM at the Financial Stability Board (FSB) between 2009 and 2012. She was the Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) between 2011 and 2012.<br>ESG<br>Between 2011 and 2012 she was a Member of the International Integrated Reporting Council (IIRC), to which she also served as a Member of the Governance and Nominating Committee, until the creation of the Value Reporting Foundation. She worked at the Bolsa de Valores de São Paulo (currently B3 S.A) between 1994 and 2006, where she was involved in the set-up and was responsible for the implementation of the New Market and other corporate governance segments. She was Vice President of the Instituto Brasileiro de Governança Corporativa (IBGC) between 2004 and 2006, having been a Member of its Board of Directors between 2001 and 2006. She has been a Member of the Latin-American Roundtable on Corporate Governance (OECD) since 2000. She was a Member of the Board of Directors and Coordinator of the People, Appointment and Governance Committee at Oi S.A. between 2018 and 2023. She was a Member of the Board of Directors and Chairman of the Corporate Governance Committee of Companhia Brasileira de Distribuição S.A. between 2013 and 2017.<br>Academic background<br>She holds a Bachelor's degree in Economics from the Faculdade de Economia, Administração, Contabilidade e Atuária of the Universidade de São Paulo (FEA-USP) São Paulo, Brazil. | |

**Management body:**

| Management body: | | | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Board of Directors - Effective | | | Yes |
| **Elective office held:** | | **Description of other positions held:** | |
| 27 - Independent Board of Directors (Effective) | | | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/25/2023 | 06/01/2023 | Annual | 06/15/2021 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| MARINA FAGUNDES BELLINI | 173.837.768-79 |
| **Profession:** | **Date of birth:** |
| Economist | 06/22/1973 |
| **Profissional experience:** | |
| Marina Fagundes Bellini, has been an officer of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Operations and Customer Services, Equity and Purchase of Assets departments.<br>She served as a global officer for technology, digital and shared service center from 2019 to 2022 and as a global CIO and officer for digital transformation in 2018 at BAT, a multinational company headquartered in England, and was also CIO at Pepsico Latin America and CIO and CMO at Pepsico Global, U.S. from 2015 to 2018.<br>Ms. Bellini served as an officer for integration, technology & shared services in México from 2013 to 2015; global CIO and officer for global shared services from 2009 to 2013; CIO and officer for shared services in Western Europe from 2007 to 2009; officer for shared services in Europe in 2006; and global officer for shared services from 2004 to 2005 and officer for shared services in Latin America from 2002 to 2004 at Anheuser-Busch Inbev and AmBev. She has also worked as senior consultant at PwC from 1995 to 2002.<br>She holds a bachelor's degree in economics from the Universidade de Campinas ("UNICAMP"), São Paulo, Brazil; a specialization course in business administration from the CEAG at the Fundação Getulio Vargas ("FGV"), São Paulo, Brazil, a specialization in consumer connections from the Universidade de Stanford, California, U.S. She also participated in an executive program carried out by the Singularity University, California, U.S. and a High Performance Leadership course from the Institute for Management Development (IMD), Lausanne, Switzerland. | |

**Management body:**

| Management body: | | | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Board of executive officers | | | No |
| **Elective office held:** | | **Description of other positions held:** | |
| 19 - Others Officers | | Officer (member of the Executive Committee) | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 03/15/2023 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| MÁRIO NEWTON NAZARETH MIGUEL | 216.756.218-70 |
| **Profession:** | **Date of birth:** |
| Business Administrator | 12/22/1979 |
| **Profissional experience:** | |
| Mário Newton Nazareth Miguel, a member of the Partners Program and has been our officer since 2021. He is currently responsible for the Receivables Information System department and the forwarding to the Central Bank of information relating to amounts refundable to individuals and legal entities. He has held several positions at the Itaú Unibanco Group, including Digital Products Superintendent from 2017 to 2020; Digital Business Superintendent from 2016 to 2017; Digital Business Manager (Cards) from 2013 to 2016; Electronic and Physical Channels Manager (Cards) from 2010 to 2013 and Project Expert (Cards) from 2008 to 2010.<br>He also worked as a product manager from 2007 to 2008 at Banco ABN AMRO Real; as a marketing expert from 2005 to 2007 and client relations analyst from 2004 to 2005 at Claro S.A. and business analyst from 1998 to 2003 at Tess S.A. | |

| |
|---|
| He holds a bachelor's degree in business administration from the Universidade Paulista, São Paulo, Brazil; a postgraduate degree in economics from the Universidade de Campinas, São Paulo, Brazil; an MBA in Business from the Fundação Getulio Vargas ("FGV"), São Paulo, Brazil; an MBA (International Module) from the Ohio University, Ohio, U.S.; specialization in Executive Leadership from the Fundação Dom Cabral, São Paulo, Brazil and a Postgraduate degree in Positive Psychology from the PUC-RS. |

**Management body:**

| **Management body:** | | | **Nominated by the Controlling stockholder:** |
|---|---|---|---|
| Board of executive officers | | | No |
| **Elective office held:** | | **Description of other positions held:** | |
| 19 - Others Officers | | Officer | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 10/03/2022 |

**Conviction:**

| **Type of Conviction:** | **Description of the conviction:** |
|---|---|
| n/a | n/a |

**Administrator:**

| **Name:** | **Taxpayer ID (CPF):** |
|---|---|
| MATIAS GRANATA | 228.724.568-56 |
| **Profession:** | **Date of birth:** |
| Economist | 06/17/1974 |
| **Profissional experience:** | |
| Matias Granata, a partner, has been an officer of the Executive Committee at the Itaú Unibanco Group responsible for the risks department (CRO) since 2021. He has held several positions at the Itaú Unibanco Group, including officer from 2014 to 2021, being responsible for AML, Credit Risk, Modeling and Market and Liquidity Risks departments.<br>He holds a bachelor's degree in economics from the Universidad de Buenos Aires ("UBA"), Buenos Aires, Argentina, a postgraduate degree in economics from the Universidad Torcuato Di Tella ("UTDT"), Buenos Aires, Argentina, and a master's degree in international economic policy from the University of Warwick, British Chevening Scholarship, United Kingdom. | |

**Management body:**

| **Management body:** | | | **Nominated by the Controlling stockholder:** |
|---|---|---|---|
| Board of executive officers | | | No |
| **Elective office held:** | | **Description of other positions held:** | |
| 19 - Others Officers | | Officer (member of the Executive Committee) | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 03/02/2021 |

**Conviction:**

| **Type of Conviction:** | **Description of the conviction:** |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| MILTON MALUHY FILHO | 252.026.488-80 |
| **Profession:** | **Date of birth:** |
| Business Administrator | 06/08/1976 |
| **Profissional experience:** | |
| Milton Maluhy Filho, a partner, has been a chief executive officer since 2021, having served as our CFO and a CRO. He has held several positions at the Itaú Unibanco Group, including vice president from 2019 to 2020, and CEO of Itaú CorpBanca (Chile) from 2016 to 2018, being responsible for the merger of two banks, CorpBanca and Banco Itaú Chile. He joined the Itaú Unibanco Group in 2002 and was elected officer in 2007.<br>He holds a bachelor's degree in Business Administration. | |

**Management body:**

| Management body: | | | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Board of executive officers | | | No |
| **Elective office held:** | | **Description of other positions held:** | |
| 10 - Chief Executive Officer (member of the Executive Committee) | | | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 01/03/2019 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| PAULO SERGIO MIRON | 076.444.278-30 |
| **Profession:** | **Date of birth:** |
| Accountant | 07/26/1966 |
| **Profissional experience:** | |
| Paulo Sergio Miron, a member of the Partners Program and has been the officer responsible for internal audit (CAE – statutory audit committee) at the Itaú Unibanco Group since 2015. He has been an officer at the Instituto Unibanco and the Fundação Itaú para Educação e Cultura, a member of the fiscal council at the Fundação Maria Cecilia Souto Vidigal, of the fiscal council at Instituto Lemann and of the fiscal council at the Fundação Nova Escola, and a Coordinator of the audit committee at Zup Tecnologia. He has served as a financial specialist at the audit committee of Porto Seguro and XP. With over 28 years of experience in independent auditing, he was a partner at PwC - Brazil from 1996 to 2014 responsible for the audit work at large Brazilian financial conglomerates, the Brasília office in Distrito Federal (DF), Brazil and both the government services and the banking departments. He also coordinated the PwC Brazil's department of training at financial institutions for over ten years and worked as a college professor teaching financial market-related courses. He is a speaker at many seminars on governance, auditing and financial market issues. He holds a bachelor's degrees in Economics from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil and in Accounting from the Universidade São Judas Tadeu, São Paulo, Brazil. | |

**Management body:**

| Management body: | Nominated by the Controlling stockholder: |
|---|---|

| Board of executive officers | | | No |
|---|---|---|---|
| **Elective office held:** | | **Description of other positions held:** | |
| 19 - Others Officers | | Officer | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 07/01/2015 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| PEDRO LUIZ BODIN DE MORAES | 548.346.867-87 |
| **Profession:** | **Date of birth:** |
| Economist | 07/13/1956 |
| **Profissional experience:** | |

Pedro Luiz Bodin de Moraes
Position and term of office
Independent Member of the Board of Directors since 2003
Experiences, skills and abilities
Financial sector and capital markets
He was a Member of the Board of Directors of Unibanco – União de Bancos Brasileiros S.A. between 2003 and 2008. He has been a partner of Cambuhy Investimentos Ltda. since 2011 and of Ventor Investimentos Ltda. since 2009. He was a partner of Icatu Holding S.A. between 2005 and 2014. He was a Member of the Board of Directors of Unibanco S.A. between 2003 and 2008 and an Officer of Icatu Holding S.A. between 2002 and 2003. He was also a partner and an Officer of Banco Icatu S.A. between 1993 and 2002. He was Vice Chairman of the Associação Nacional dos Bancos de Investimento (ANBID) and Vice Chairman of the Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI) between 2004 and 2011. He was also Professor of the Department of Economics of the Pontifícia Universidade Católica do Rio de Janeiro between 1985 and 1990.
Risk management
He is currently the Chairman of the Risk and Capital Management Committee of Itaú Unibanco, and his previous experiences in risk management entitled him to hold the chairmanship of this Committee. His duties include supporting the Board of Directors in its activities of defining the risk appetite of the institution and supervising the risk and capital management and control activities, aiming at ensuring their adequacy to the levels of risks assumed and to the complexity of the operations. He served as Banco Central do Brasil between 1991 and 1992. The duties related to this position included managing and enforcing the monetary and foreign exchange policies, establishing the technical guidelines for managing the Brazilian international reserves and for defining policies related to payment arrangements, clearing and settlement houses and other infrastructures of the Financial Market.
ESG
He was an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) between 1990 and 1991, the main instrument for enforcing the Federal Government's investment policy, and its mission is to promote the sustainable and competitive development of the Brazilian economy, by generating jobs and reducing social and regional inequalities.
Academic background
He holds a Bachelor's degree in Economic Sciences from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Brazil. He holds a Master's degree in Economics from the Pontifícia Universidade Católica do Rio de

| |
|---|
| Janeiro, Brazil. He holds a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S. |

**Management body:**

| Management body: | | | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Board of Directors - Effective | | | Yes |
| **Elective office held:** | | **Description of other positions held:** | |
| 27 - Independent Board of Directors (Effective) | | | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/25/2023 | 06/01/2023 | Annual | 11/28/2008 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| PEDRO MOREIRA SALLES | 551.222.567-72 |
| **Profession:** | **Date of birth:** |
| Banker | 10/20/1959 |
| **Profissional experience:** | |
| Pedro Moreira Salles<br>Position and term of office<br>Non-executive Co-chairman of the Board of Directors since 2017.<br>Experiences, skills and abilities<br>Financial sector, capital markets and other industries<br>He has been a Co-chairman of the Board of Directors of Itaú Unibanco Holding S.A., and was also the Chairman of this Board between 2009 and 2017. He was a Member of the Board of Directors of Unibanco in 1989, and was its CEO from 1997 to 2004. In 2004 he became the CEO of Unibanco, and held the office until 2008, year of the merger with Banco Itaú. He is the Chairman of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração – CBMM and the Chairman of the Board of Directors of Alpargatas S.A. He is also the Chairman of the Board of Directors of Companhia E. Johnston de Participações and the Chairman of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. He is Vice Chairman of the Board of Directors of Brasil Warrant and partner and joint CEO of Cambuhy Investimentos. He is also a Member of the Board of Directors of TOTVS and a Member of the Board of Directors of Falconi Consultores Associados. He was the Chairman of the Board of the Federação Brasileira de Bancos (FEBRABAN) from 2017 to 2022.<br>ESG<br>He is the Chairman of the Board of Directors of Instituto Unibanco, an institution that works to raise the quality of Brazilian public education through education management. He is a Member of the Decision-Making Council and of the Board of Associates of INSPER, a non-profit institution dedicated to teaching and research, and a Member of the Board of Directors of the Fundação Orquestra Sinfônica do Estado de São Paulo (Osesp). He is also a Member of the Board of Directors of the Instituto Todos pela Saúde, which promotes the preparedness to face future health emergencies in Brazil, and a Member of the Board of Directors of Instituto Moreira Salles, dedicated to cultural promotion.<br>Academic background<br>He holds a Bachelor's degree, magna cum laude, in Economics and History from the University of California, Los Angeles, U.S. He took the Owner/President Management (OPM) program at Harvard University in the United States. | |

**Management body:**

| **Management body:** | | | **Nominated by the Controlling stockholder:** |
|---|---|---|---|
| Board of Directors - Effective | | | Yes |
| **Elective office held:** | | **Description of other positions held:** | |
| 29 - Other Directors | | Non-executive Co-Chairman | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/25/2023 | 06/01/2023 | Annual | 11/28/2008 |

**Conviction:**

| **Type of Conviction:** | **Description of the conviction:** |
|---|---|
| n/a | n/a |

**Administrator:**

| **Name:** | **Taxpayer ID (CPF):** |
|---|---|
| PEDRO PAULO GIUBBINA LORENZINI | 103.594.548-79 |
| **Profession:** | **Date of birth:** |
| Business Administrator | 04/02/1968 |
| **Profissional experience:** | |
| Pedro Paulo Giubbina Lorenzini, a member of the Partners Program, has been an officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Treasury, Client and Product Desks and Macroeconomics departments and for our operations in South America (Argentina, Paraguay, Uruguay, Chile and Colombia). He is a member of the board of directors and a member of the Risk and Financial Committee at B3 S.A. – Brasil, Bolsa, Balcão (two-year period 2021/2023). Mr. Lorenzini serves as executive committee member, responsible for the Global Markets and Securities Services at Citibank Brasil from 2008 to 2021, after having built his career in the institution since 1989, with experience in the Structuring, ALM Management, Trading, Sales, Product Management and Controllership departments. He was chairman of the Treasury Committee from 2010 to 2013 and Citibank's representative at the board of executive officers of Federação Brasileira de Bancos ("FEBRABAN") from 2013 to 2021, and chairman of the Treasury Committee from 2010 to 2012 and vice president from 2010 to 2021 of Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais ("ANBIMA"). He holds a bachelor's degree in Business Administration from Pontifícia Universidade Católica de São Paulo ("PUC-SP"), São Paulo, Brazil. | |

**Management body:**

| **Management body:** | | | **Nominated by the Controlling stockholder:** |
|---|---|---|---|
| Board of executive officers | | | No |
| **Elective office held:** | | **Description of other positions held:** | |
| 19 - Others Officers | | Officer (member of the Executive Committee) | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 05/03/2021 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| REINALDO GUERREIRO | 503.946.658-72 |
| **Profession:** | **Date of birth:** |
| Accountant | 02/10/1953 |
| **Profissional experience:** | |
| Reinaldo Guerreiro has been an alternate member of the Fiscal Council of the Itaú Unibanco Group since 2017. He has been a member of the Board of Directors from 2007 to 2021, an independent member of the Audit Committee from 2007 to 2017 of Cia. de Saneamento Básico do Estado de São Paulo (SABESP); and a member of the Fiscal Council of the FEA-USP Endowment Fund since 2016. Mr. Guerreiro has been the chairman of the Audit Committee of Petrobrás Gas S.A. (GASPETRO) from 2018 to 2021 and was a member of the Board of Directors from 2016 to 2018 and a member of the Financial and Risks Committee from 2016 to 2018 of Petrobrás Distribuidora S.A., and a member of the Strategic Committee of Petróleo Brasileiro S.A. from 2016 to 2018. He is also the chairman of the Board of Trustees of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI). He is a full professor of FEA-USP; he was the head of the Accounting Department in two terms, director from 2010 to 2014, and vice head of the Accounting and Actuarial Science Department of Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP) from 2019 to 2021. He holds a bachelor's degree in Accounting, a Master's degree and a Ph.D. in Controllership and Accounting, and Habilitation degree ("livre-docência") in Controllership and Accounting from the Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo ("FEA-USP"), São Paulo, Brazil. | |

**Management body:**

| Management body: | | | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Fiscal Council - Effective | | | Yes |
| **Elective office held:** | | **Description of other positions held:** | |
| 46 - C.F.(Suplent) Elect for Controller | | | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/25/2023 | 06/01/2023 | Annual | 06/01/2017 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| RENATO BARBOSA DO NASCIMENTO | 161.373.518-90 |
| **Profession:** | **Date of birth:** |
| Accountant | 10/28/1971 |
| **Profissional experience:** | |
| Renato Barbosa do Nascimento, a member of the Partners Program and has been an officer at the Itaú Unibanco Group since 2017, responsible for the internal audit function of the investment banking, WMS, crime prevention, M&A, Treasury, Risks, Accounting, Fiscal, Finance departments and foreign units. Over his 26-year career at PwC, he has held several positions, including audit partner from 2009 to 2017, where his main responsibility was to lead eternal audit work for financial institutions located in Brazil and abroad. From 2014 to 2017, he took part in a three-year professional exchange program at PwC in Mexico City, as audit partner, leading the performance of | |

| |
|---|
| external audit work for subsidiaries of international financial institutions in Mexico. From 2009 to 2014, he was responsible for monitoring the external audit work performed by PwC teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay in subsidiaries of Brazilian financial institutions in these countries. From 2006 to 2008, he took part in a two-year professional exchange program at PwC in London, United Kingdom, and his main responsibilities were managing external audits of British financial institutions in the United Kingdom, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards ("IFRS"), Sarbanes Oxley ("Sox") rules and policies issued by the Public Company Accounting Oversight Board ("PCAOB"). Additionally, he took part in a two-year professional exchange program at PwC in Montevideo, Uruguay, managing external audits of local banks, international institutions, and offshore entities, among others. He holds a bachelor's degrees in accounting and in business administration, both from the Universidade Paulista, São Paulo, Brazil and an MBA from Fundação Getulio Vargas ("FGV"), São Paulo, Brazil. In 2021, he completed the executive training course Fintech Revolution: Transformative Financial Services and Strategies, organized by the Wharton School of the University of Pennsylvania, Philadelphia, U.S. |

**Management body:**

| **Management body:** | | | **Nominated by the Controlling stockholder:** |
|---|---|---|---|
| Board of executive officers | | | No |
| **Elective office held:** | | **Description of other positions held:** | |
| 19 - Others Officers | | Officer | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 11/06/2017 |

**Conviction:**

| **Type of Conviction:** | **Description of the conviction:** |
|---|---|
| n/a | n/a |

**Administrator:**

| **Name:** | **Taxpayer ID (CPF):** |
|---|---|
| RENATO DA SILVA CARVALHO | 033.810.967-61 |
| **Profession:** | **Date of birth:** |
| Engineer | 11/02/1974 |
| **Profissional experience:** | |
| Renato da Silva Carvalho, a member of the Partners Program and has been our officer since 2020. He is currently responsible for the Wholesale Banking's Financial Planning department. He has held several positions at the Itaú Unibanco Group, including Retail Banking Financial Planning Officer, Finance Superintendent, Wholesale Banking from 2017 to 2020 and Market and Liquidity Risk Superintendent/Manager from 2010 to 2017. He worked as an investment market risk associate director from 2008 to 2010 at Fidelity International LTD (London, United Kingdom), market risk associate director from 2006 to 2008 at Mizuho International LTD (London, United Kingdom), and Market and Liquidity Risk Analyst from 1998 to 2006 at Banco Brascan S.A. (Rio de Janeiro, Brazil). He holds a bachelor's degree in production engineering from Universidade Federal do Rio de Janeiro ("UFRJ"), Rio de Janeiro, Brazil; an executive MBA in Finance from Instituto Brasileiro de Mercado de Capitais ("IBMEC"), Brazil; an MBA in system analysis, project and management from Pontifícia Universidade Católica do Rio de Janeiro ("PUC-RJ"), Rio de Janeiro, Brazil; and a M.Sc.in production engineering from Universidade Federal do Rio de Janeiro ("UFRJ"), Rio de Janeiro, Brazil. He has also attended the executive program from the Fundação Dom Cabral, Minas Gerais, Brazil. He is a certified Professional Risk Manager ("PRM") by the Professional Risk Management International Association ("PRMIA") and a Financial Risk Manager ("FRM") by the Global Association of Risk Professionals ("GARP"). | |

**Management body:**

| Management body: | | | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Board of executive officers | | | No |
| **Elective office held:** | | **Description of other positions held:** | |
| 19 - Others Officers | | Officer | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 10/01/2020 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| RENATO LULIA JACOB | 118.058.578-00 |
| **Profession:** | **Date of birth:** |
| Bank Clerk | 05/10/1974 |
| **Profissional experience:** | |
| Renato Lulia Jacob, has been a partner and our officer, concurrently acting as the Group Head of Investor Relations and Market Intelligence since 2020. He has been a member of the disclosure and trading committee since 2019, having served as its chairman since 2020. He has been at the Itaú Unibanco Group for 21 years, having held several positions, including: CEO and member of the board of directors at Itau BBA International plc, in the United Kingdom; member of the boards of directors at Itau International, in the U.S., and Itau Suisse, in Switzerland from 2016 to 2020; managing director of Banco Itau Argentina S.A. from 2006 to 2010; and a managing director, Head of CIB Europe from 2011 to 2015. He has been an independent member of the board of the Royal Institution of Great Britain, United Kingdom. He holds a bachelor's degree in civil engineering from the Universidade de São Paulo ("USP"), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, from The Wharton School of the University of Pennsylvania, Philadelphia, U.S. | |

**Management body:**

| Management body: | | | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Board of executive officers | | | No |
| **Elective office held:** | | **Description of other positions held:** | |
| 19 - Others Officers | | Officer | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 12/14/2020 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| RENE GUIMARÃES ANDRICH | 709.926.659-49 |

| Profession: | Date of birth: |
|---|---|
| Accountant | 08/04/1971 |
| **Profissional experience:** | |
| Rene Guimarães Andrich has been an alternate member of the Fiscal Council of the Itaú Unibanco Group since 2020. He is currently the Global Head of Internal Audit at Tupy S.A. and independent member of the Integrity Committee of Petrobrás Transportes S.A. (TRANSPETRO). He works as a professor, mentor, and Instructor in courses related to Auditing and Controls issues. He was head of Internal Audit Latin America at Electrolux do Brasil S.A.; external auditor at Ernst & Young; chairman of the Audit Committee of Companhia Paranaense de Gás (COMPAGÁS) and Hospital de Clínicas de Porto Alegre (HCPA); and member of the Audit Committees of Casa da Moeda do Brasil (CMB) and Companhia de Trens Urbanos (CBTU). He has the certifications CCA+ - Experienced Board Member Certificate (IBGC); CCF – Supervisory Board Member Certificate (IBGC) and CCoAud - Experienced Audit Committee Member Certificate (IBGC); CIA - Certified Internal Auditor (The IIA); CRMA - Certified Risk Management Assurance (The IIA); CCSA - Certificate in Control Self-Assessment (The IIA); QA - Accreditation in QA Assessment/Validation (The IIA); and Regional Accounting Council (CRC/PR). He is a doctoral candidate in Controllership and Finance at Universidade Mackenzie, São Paulo, Brazil; and he holds a Master in Business Administration from Pontifícia Universidade Católica do Paraná ("PUC-PR"), Curitiba, Brazil; a post-graduate degree in Controllership from Fundação Getulio Vargas ("FGV"), Rio de Janeiro, Brazil; and a Bachelor's Degree in Accounting from FAE Business School, Curitiba, Brazil. | |

**Management body:**

| Management body: | | | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Fiscal Council - Effective | | | No |
| **Elective office held:** | | **Description of other positions held:** | |
| 47 - C.F.(Alternate)Elected by preferentialists | | | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/25/2023 | 06/01/2023 | Annual | 07/07/2020 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| RICARDO RIBEIRO MANDACARU GUERRA | 176.040.328-85 |
| **Profession:** | **Date of birth:** |
| Engineer | 08/28/1970 |
| **Profissional experience:** | |
| Ricardo Ribeiro Mandacaru Guerra, a member of the Partners Program, has been an officer of the Executive Committee at the Itaú Unibanco Group since 2021, being responsible for the technology department in the position of CIO since 2015. He joined the Itaú Unibanco Group in 1993 as a system analyst, and has held several positions since then, including executive officer from 2014 to 2021, channels officer from 2008 to 2014; financing products superintendent (individuals) from 2007 to 2008; credit policies superintendent from 2006 to 2007; electronic channels management superintendent from 2002 to 2006, and internet project leader from 1996 to 2000. He holds a Bachelor's degrees in Civil Engineering from the Escola Politécnica da Universidade de São Paulo ("USP"), São Paulo, Brazil, and in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo ("FEA-USP"), São Paulo, Brazil, and an MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S. | |

**Management body:**

| Management body: | | | Nominated by the Controlling stockholder: |
| --- | --- | --- | --- |
| Board of executive officers | | | No |
| Elective office held: | | Description of other positions held: | |
| 19 - Others Officers | | Officer (member of the Executive Committee) | |
| Date of election: | Date of investiture: | Term of office: | Date of beginning of first term: |
| 04/27/2023 | 06/01/2023 | Annual | 03/02/2021 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
| --- | --- |
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
| --- | --- |
| RICARDO VILLELA MARINO | 252.398.288-90 |
| **Profession:** | **Date of birth:** |
| Engineer | 01/28/1974 |
| **Profissional experience:** | |
| Ricardo Villela Marino<br>Position and term of office<br>Non-executive Vice Chairman of the Board of Directors since 2020.<br>Experiences, skills and abilities<br>Financial sector and capital markets<br>He has been the Chairman of the Latin America Strategic Council since 2018, where he leads the innovation and exploration of growth opportunities throughout the region, and is the CEO of Banco Itaú Chile. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President between 2010 and 2018, and CEO for Itaú Latam operations (Argentina, Chile, Paraguay and Uruguay). He started his career at Bank Credit Commercial de France (CCF), worked with fixed income and stock market at Banco de Investimentos Garantia (CSFB) and at Goldman Sachs Asset Management in New York and London, where he was a portfolio manager for Emerging Markets. He served as the Chairman of the Federação de Bancos Latino-Americanos (FELABAN) and was designated Young Global Leader by the World Economic Forum (WEF). He has also been an Alternate Member of the Board of Directors of da Itaúsa S.A. since 2011 and an Alternate Member of the Board of Directors of Dexco S.A. since 2009.<br>Financial inclusion and entrepreneurship<br>He is responsible for creating business models to the crypto market contributing to financial inclusion through digital assets. He is a consultant of Valor Capital, which invests in Blockchain and crypto asset companies. He currently serves as Vice Chairman of Humanitas 360, a non-profit organization focused on catalyzing social and civic entrepreneurship among young people. He is the Chairman of Instituto PDR, an organization aimed at investing and preparing new entrepreneurs focused on social transformation. He is also a Member of the Advisory Board of Visa Latin America and of the MIT Sloan School of Management.<br>Academic background<br>He holds a Bachelor's degree in Mechanic Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Master's degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachussetts, U.S. | |

**Management body:**

| Management body: | | Nominated by the Controlling stockholder: |
| --- | --- | --- |
| Board of Directors - Effective | | Yes |
| **Elective office held:** | **Description of other positions held:** | |
| 21 - Non-executive Vice President of the Board of Directors | | |

| Date of election: | Date of investiture: | Term of office: | Date of beginning of first term: |
|---|---|---|---|
| 04/25/2023 | 06/01/2023 | Annual | 11/28/2008 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| ROBERTO EGYDIO SETUBAL | 007.738.228-52 |
| **Profession:** | **Date of birth:** |
| Engineer | 10/13/1954 |
| **Profissional experience:** | |

Roberto Egydio Setubal

Position and term of office

Non-executive Co-chairman of the Board of Directors since 2017.

Experiences, skills and abilities

Financial sector, capital markets and other industries

He started his career at Itaú in 1980, having held several positions before he was appointed as the CEO in 1994, and was in office until April 2008. In that year, after the merger between the banks Itaú and Unibanco, he became the CEO of Itaú Unibanco Holding S.A. and was in office until 2017. He is a Member of the Board of Directors of Itaúsa S.A. since 1994, and is currently its Vice Chairman. He is also a Member of the Board of Directors of CCR S.A. He was a Member of the Board of Directors of Petrobras S.A. between 2000 and 2002 and a Member of the Board of Directors of Shell Plc. between 2017 and 2020. He was a member of the International Monetary Conference (IMC) between 1994 and 2020, of which he was the Chairman in 2015. He was the Chairman of the Federação Brasileira de Bancos (FEBRABAN) between 1997 and 2000, and the Chairman of the Board of this institution between 2011 and 2017. He was a Member of the Board of Directors of the Institute of International Finance (IIF), having served as Vice Chairman between 2003 and 2014, and he was a Member of the International Advisory Committee of the Federal Reserve Bank of New York between 2002 and 2008. In 2011, he was named Banker of the Year by Euromoney magazine, and was elected, for the second time, the best executive in Brazil in 2015.

Risk management

He was the CEO of Itaú Unibanco Holding S.A. until 2017 and, during this period, he was in charge of risk management at the executive level, chairing seven superior risk councils, such as the Superior Audit and Operational Risk Management Council, the Superior Credit Council and the Superior Risk Policy Council. In these forums, he resolved upon corporate risk policies, risk management, risk appetite and the risk culture of the Organization. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies.

ESG

He is a Member of the Board of Directors of Fundação Itaú para Educação e Cultura, an institution responsible for social initiatives aimed at education (in partnership with UNICEF and other NGOs) and at the democratization and valorization of the Brazilian culture. He is also a Member of the Board of Directors of Centro de Liderança Pública (CLP), a cross-party organization that seeks to engage society and develop public leaders to face the most urgent problems in Brazil). In 2003, he was appointed as a Member of the Conselho de Desenvolvimento Econômico e Social (CDES), and he holds this position to date.

Academic background

He holds a Bachelor's degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Master's degree in Science Engineering from Stanford University, California, United States.

**Management body:**

| Management body: | | | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Board of Directors - Effective | | | Yes |
| Elective office held: | | Description of other positions held: | |
| 29 - Other Directors | | Non-executive Co-Chairman | |
| Date of election: | Date of investiture: | Term of office: | Date of beginning of first term: |
| 04/25/2023 | 06/01/2023 | Annual | 11/28/2008 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| RUBENS FOGLI NETTO | 255.989.658-36 |
| **Profession:** | **Date of birth:** |
| Business Administrator | 06/06/1978 |
| **Profissional experience:** | |
| Rubens Fogli Netto, a member of the Partners Program and has been our officer since 2015. He is currently responsible for the Card Office department. He has held several positions at the Itaú Unibanco Group, having served as Digital Business Officer – Cards and Rede from 2017 to 2019; Product Officer – Cards from 2015 to 2017; Digital Business Superintendent from 2012 to 2017; and Business and Product Superintendent – FIC from 2005 to 2012. Mr. Fogli Netto is also a member of the board of directors at several companies of the Itaú Unibanco Group. Mr. Fogli Netto has worked at important companies in the markets they operate, such as Citibank from 2002 to 2005, Credicard from 2001 to 2002 and Banco CCF Brasil from 1998 to 2001. He holds a bachelor's degree in business administration from the Pontifícia Universidade Católica de São Paulo ("PUC-SP"), São Paulo, Brazil; an Executive MBA from the Instituto Brasileiro de Mercado de Capitais ("IBMEC"), São Paulo, Brazil; attended the Leadership Transition program from the INSEAD, Fontainebleau, France, and the Leading Organizations and Change course from the MIT Sloan, Cambridge, Massachusetts, U.S. | |

**Management body:**

| Management body: | | | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Board of executive officers | | | No |
| Elective office held: | | Description of other positions held: | |
| 19 - Others Officers | | Officer | |
| Date of election: | Date of investiture: | Term of office: | Date of beginning of first term: |
| 04/27/2023 | 06/01/2023 | Annual | 10/03/2022 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|

| | |
|---|---|
| SERGIO GUILLINET FAJERMAN | 018.518.957-10 |
| **Profession:** | **Date of birth:** |
| Economist | 03/26/1972 |
| **Profissional experience:** | |
| Sergio Guillinet Fajerman, a member of the Partners Program, and has been an officer, member of the Executive Committee of the Itaú Unibanco Group since 2021. He is currently responsible for the personnel department. He has held several positions at the Itaú Unibanco Group, including executive officer from 2017 to 2021 and corporate personnel management officer and personnel officer for the Wholesale Banking Office from 2010 to 2017. He holds a bachelor's degree in economics from Universidade Federal do Rio de Janeiro ("UFRJ"), Rio de Janeiro, Brazil; an MBA in corporate finance from Instituto Brasileiro de Mercado de Capitais ("IBMEC"), Brazil; an MBA from INSEAD, Fontainebleau, France. He has also attended the Advanced Human Resources Executive Program at the University of Michigan, Michigan, U.S. | |

**Management body:**

| **Management body:** | | | **Nominated by the Controlling stockholder:** |
|---|---|---|---|
| Board of executive officers | | | No |
| **Elective office held:** | | **Description of other positions held:** | |
| 19 - Others Officers | | Officer (member of the Executive Committee) | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 03/02/2021 |

**Conviction:**

| **Type of Conviction:** | **Description of the conviction:** |
|---|---|
| n/a | n/a |

**Administrator:**

| **Name:** | **Taxpayer ID (CPF):** |
|---|---|
| TATIANA GRECCO | 167.629.258-63 |
| **Profession:** | **Date of birth:** |
| Technologist in Civil Engineering | 08/31/1973 |
| **Profissional experience:** | |
| Tatiana Grecco, a member of the Partners Program and has been an officer at the Itaú Unibanco Group since 2017. She is currently responsible for the Capital Markets and Liquidity Risk departments. She has been working in the financial and capital markets field since 1994, when she joined the Capital Markets department. She has built a solid and successful career over the years within the firm, starting as a Back-Office Analyst of institutional and private banking investors' portfolios. In 1998, she became a fund portfolio manager at Itaú Asset Management. After that, she worked as a senior portfolio manager of fixed income and technical provision portfolios for five years. She later became the Superintendent of technical provision portfolio management. In 2009, she started the indexed fund business at Itaú Asset Management, through mutual funds and ETFs – Exchange Traded Funds. In 2014, she also became the Superintendent of Solutions for Asset Allocation and Quantitative Funds. She has coordinated the ETF committee and the ESG Workgroup at ANBIMA for several years. She was also vice president of the Fixed Income and multimarket funds committee at the same association, contributing to the development of Brazilian Mutual Funds. Since 2017, she has been responsible for the market and liquidity risk control at the Itaú Unibanco, Itaú Asset Management and Itaú Corretora de Valores units. Since 2020, she has also been responsible for the conglomerate's capital management. She holds a bachelor's degree in Civil Construction with a major in Technology from the Universidade Estadual Paulista ("UNESP"), São Paulo, Brazil, a postgraduate degree in Finance from Instituto Brasileiro de Mercado de Capitais ("IBMEC"), Brazil, a master's degree in Business Administration from the Fundação Getulio Vargas ("FGV"), São Paulo, Brazil, and is certified by the Executive Education Program on Asset Management from the Yale University, Connecticut, U.S. She is also a Certified Financial Planner ("CFP") since 2009 and is an Asset Manager certified by ANBIMA ("CGA"). | |

**Management body:**

| Management body: | | | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Board of executive officers | | | No |
| **Elective office held:** | | **Description of other positions held:** | |
| 19 - Others Officers | | Officer | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 06/01/2017 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator:**

| Name: | Taxpayer ID (CPF): |
|---|---|
| TERESA CRISTINA ATHAYDE MARCONDES FONTES | 307.447.828-48 |
| Profession: | **Date of birth:** |
| Lawyer | 08/28/1982 |
| **Profissional experience:** | |
| Teresa Cristina Athayde Marcondes Fontes, a member of the Partners Program and joined the Itaú Unibanco Group in 2003. She worked until 2017 in the legal advisory to institutional and business departments and, afterwards she was responsible for the Conglomerate's Compliance, Retail Banking and Labor segments, including as a liaison with a number of regulatory bodies from 2017 to 2019. She was elected officer in 2020 and has been responsible for the Civil and Retail Litigation Office. She holds a bachelor's degree in Law from Faculdade de Direito da Universidade de São Paulo ("USP"), São Paulo, Brazil; a postgraduate degree in Commercial Law from the University of Paris, Panthéon Sorbonne, Paris, France; an MBA from the Fundação Dom Cabral, São Paulo, Brazil; a post-MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S., and she has attended the Executive Education Program from the Fundação Dom Cabral, São Paulo, Brazil. | |

**Management body:**

| Management body: | | | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Board of executive officers | | | No |
| **Elective office held:** | | **Description of other positions held:** | |
| 19 - Others Officers | | Officer | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 12/31/2020 |

**Conviction:**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

### 7.4 Composition of committees

**Administrator**

| Name: | Taxpayer ID (CPF): |
|---|---|
| ALEXANDRE DE BARROS | 040.036.688-63 |
| **Profession:** | **Date of birth:** |
| Engineer | 09/06/1956 |
| **Profissional experience:** | |
| Alexandre de Barros (independent member) has been a member of our audit committee since 2021. He has held several positions at the Itaú Unibanco Group, including executive vice president of the Technology Department from 2011 to 2015, executive officer from 2005 to 2010, senior managing officer from 2004 to 2005, and managing officer from 1994 to 2004. He has been an alternate member of Duratex's board of directors since 2020 and chairman of the IT and digital innovation committee since 2020, having been a specialist member since 2017 and a member of the board of directors since 2015 at Diagnósticos da América S.A. ("DASA"). He was a member of the board of directors of Serasa S.A. from 2003 to 2007, where he also served as the chairman from 2006 to 2007. He holds a bachelor's degree in Aeronautics Infrastructure Engineering from the Instituto Tecnológico de Aeronáutica ("ITA"), São José dos Campos, São Paulo, Brazil, a specialization in Risk Management from INSEAD, Fontainebleau, France, and an MBA from the New York University, New York, U.S. | |

**Committees**

| Type of committee: | Type of audit: | Nominated by the Controlling stockholder: | |
|---|---|---|---|
| Audit Committee | Audit Committee<br>A Statutory Audit Committee non adherent to CVM Instruction Nº 308/99 | No | |
| **Position held:** | | **Description of other position held:** | |
| Member of the Committee (Efective) | | | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 06/16/2021 |

**Conviction**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator**

| Name: | Taxpayer ID (CPF): |
|---|---|
| ALEXSANDRO BROEDEL | 031.212.717-09 |
| **Profession:** | **Date of birth:** |
| Accountant | 10/05/1974 |
| **Profissional experience:** | |
| Alexsandro Broedel, a member of the Partners Program and has been our CFO since 2021 and held the position of group executive finance officer from 2015 to 2020 and head of investor relations department from 2017 to 2020. He joined the Itaú Unibanco Group in 2012 as the finance and control officer. He has previously served as an officer of the Comissão de Valores Mobiliários ("CVM"). He is a full professor at the University of Sao Paulo, Trustee of the IFRS Foundation and member of the board of directors of the Value Reporting Foundation. He holds a bachelor's degrees in Accounting and Law from the Universidade de São Paulo ("USP"), São Paulo, Brazil. He holds | |

| |
|---|
| a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom. |

**Committees**

| Type of committee: | | Type of audit: | | Nominated by the Controlling stockholder: |
|---|---|---|---|---|
| Other Committees | | | | No |
| **Position held:** | | **Description of other position held:** | | |
| **Committee member (effective)** | | Member of the Disclosure and Trading Committee | | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | | **Date of beginning of first term:** |
| 04/27/2023 | 04/27/2023 | Annual | | 04/24/2014 |

**Conviction**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator**

| Name: | Taxpayer ID (CPF): |
|---|---|
| ALFREDO EGYDIO SETUBAL | 014.414.218-07 |
| **Profession:** | **Date of birth:** |
| Business Administrator | 09/01/1958 |
| **Profissional experience:** | |
| Alfredo Egydio Setubal (non-executive member) has been the CEO and Investor Relations Officer at taúsa S.A. since 2015 and member of board of directors since 2008. He has been the chairman of the board of directors of Dexco S.A. since 2021 and a member of this board since April 2015, a member of the board of directors of Itaú Unibanco since 2007 of Alpargatas S.A. since 2017 and of Copa Energia since 2020. He has been a member of the superior guidance, nomination and ethics committee of the Instituto Brasileiro de Relações com Investidores ("IBRI") since 2010, having been chairman of the Board of directors from 2000 to 2003. From 2003 to 2008, he was president of the Brazilian Association of Investment Banks (Associação Nacional dos Bancos de Investimentos) and from 1999 to 2017, he was a member of the board of directors of the Brazilian Association of Corporations (Associação Brasileira das Companhias Abertas – "ABRASCA"). With respect to social and cultural activities, has been the chairman of the board of trustees of Fundação Itaú para Educação e Cultura ("FIEC") and the chairman of the decision-making council of the Sao Paulo Art Museum (Museu de Arte de São Paulo – "MASP") since 2015. Mr. Setubal has also been a member of the board of directors of the Fundação Bienal de São Paulo since 2009; a member of the board of directors of the São Paulo Modern Art Museum (Museu de Arte Moderna de Sao Paulo – "MASP") and of the Contemporary Art Institute (Instituto de Arte Contemporânea – "IAC"). He holds a bachelor's and Postgraduate degrees in Business Administration, both from the Fundação Getulio Vargas ("FGV"), São Paulo, Brazil, with a specialization from INSEAD, Fontainebleau, France. | |

**Committees**

| Type of committee: | | Type of audit: | | Nominated by the Controlling stockholder: |
|---|---|---|---|---|
| Other Committees | | | | No |
| **Position held:** | | **Description of other position held:** | | |
| Committee member (effective) | | Member of the Disclosure and Trading Committee | | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | | **Date of beginning of first term:** |
| 04/27/2023 | 04/27/2023 | Annual | | 04/24/2009 |

| Type of committee: | Type of audit: | Nominated by the Controlling stockholder: |
|---|---|---|

| | | |
|---|---|---|
| Other Committees | | No |

| Position held: | Description of other position held: | | |
|---|---|---|---|
| Committee member (effective) | Member of the Personnel Committee | | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 04/27/2023 | Annual | 04/29/2015 |

| Type of committee: | Type of audit: | Nominated by the Controlling stockholder: |
|---|---|---|
| Other Committees | | No |

| Position held: | Description of other position held: | | |
|---|---|---|---|
| Committee member (effective) | Member of the Nomination and Corporate Governance Committee | | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 04/27/2023 | Annual | 06/24/2009 |

| Type of committee: | Type of audit: | Nominated by the Controlling stockholder: |
|---|---|---|
| Other Committees | | No |

| Position held: | Description of other position held: | | |
|---|---|---|---|
| Committee member (effective) | Chairman of the Environmental, Social and Climate Responsibility Committee | | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 04/27/2023 | Annual | 01/31/2019 |

**Conviction**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator**

| Name: | Taxpayer ID (CPF): |
|---|---|
| ÁLVARO FELIPE RIZZI RODRIGUES | 166.644.028-07 |
| **Profession:** | **Date of birth:** |
| Lawyer | 03/28/1977 |
| **Profissional experience:** | |
| Álvaro Felipe Rizzi Rodrigues, a member of the Partners Program and has been our officer since 2014. He is currently responsible for the Legal Wholesale Banking department (investment banking, treasury, wealth management services, broker, banking products, allocated funds and onlending, international loans and foreign exchange), the tax department (advisory and litigation), the Proprietary M&A Legal Matters department and the Anti-Trust, Corporate and International Legal Matters departments. He had been previously responsible for the Legal Retail Banking Department (responsible for legal issues related to products and services of the retail banking, insurance and pension plan business) and the Institutional Legal department (Corporate and Corporate Governance, Contracts, Intellectual Property and Corporate Paralegal Matters). He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and Legal Superintendent from 2005 to 2014. He also worked in the Corporate Law and Contract Law departments from 1998 to 2005 at Tozzini Freire Advogados. He holds a bachelor's degree in Law from the Faculdade de Direito da Universidade de São Paulo ("USP"), São Paulo, Brazil. He has also completed a specialization course in Corporate Law from the Pontifícia Universidade Católica de São Paulo ("PUC-SP"), São Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University Law School, New York, U.S. | |

**Committees**

| Type of committee: | Type of audit: | Nominated by the Controlling stockholder: |
|---|---|---|
| Other Committees | | No |

| Position held: | Description of other position held: |
|---|---|
| Committee member (effective) | Member of the Disclosure and Trading Committee |

| Date of election: | Date of investiture: | Term of office: | Date of beginning of first term: |
|---|---|---|---|
| 04/27/2023 | 04/27/2023 | Annual | 04/28/2022 |

**Conviction**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator**

| Name: | Taxpayer ID (CPF): |
|---|---|
| ANA LÚCIA DE MATTOS BARRETTO VILLELA | 066.530.828-06 |
| **Profession:** | **Date of birth:** |
| Pedagogic | 10/25/1973 |

| Profissional experience: |
|---|
| Ana Lúcia de Mattos Barretto Villela (non-executive member) has been a member of our board of directors since 2018. She has held several positions at the Itaú Unibanco Group, including member of the board of directors from 1996 to 2001. She has also been an alternate member of the board of directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; vice chairman of the board of directors of Itaúsa S.A. since 2017; a member of our personnel committee of Itaú Unibanco Group since 2018; a member of our nomination and corporate governance committee since 2018; a member of our ESG committee (formerly known as social responsibility committee) since 2019; a member of the sustainability and risks committee of Itaúsa S.A. since 2021; vice chairman of the board of trustees of Fundação Itaú para Educação e Cultura since 2020; a member of the steering council of Itaú Social since 2017; a member of the advisory board of Itaú Cultural since 1995; a member of the Executive Board of Itaú Cultural since 2017; Co-Founder of AlanaLab (Maria Farinha Filmes and Flow) since 2014; founding president of Alana Foundation since 2012; CEO of Instituto Alana since 2002; a member of the Advisory Board of Instituto Brincante since 2001 and Fellow Ashoka since 2010. Since 2018, she has been the first representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions designed to encourage the development of new technologies that may help solve some of mankind's major challenges. Ms. Villela is a board member of Participant, an organization founded by social entrepreneur Jeff Skoll, and a leader in media and entertainment that inspires and engages the audience for social change; and she is also a member of the advisory board of the Stanford Down Syndrome Research Center since January 2022, and the advisory board of UCLA Lab School since May 2022. She was a member of the advisory board of Akatu Institute from 2013 to 2017; a member of the advisory board of the Fairplay organization from 2015 to 2017; and a member of the advisory board of Conectas from 2003 to 2018, a member of Dexco's Sustainability Committee from 2015 to 2018 and an alternate member of Dexco's Board of Directors from 2018 to 2020. She holds a bachelor's degree in Teaching with major in School Administration and a master's degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo ("PUC-SP"), São Paulo, Brazil and took graduate studies in Business Administration courses at the Fundação Armando Álvares Penteado ("FAAP"), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas ("FGV"), São Paulo, Brazil (incomplete). |

**Committees**

| Type of committee: | Type of audit: | Nominated by the Controlling stockholder: |
|---|---|---|
| Other Committees | | No |

| Position held: | Description of other position held: |
|---|---|
| Committee member (effective) | Member of the Personnel Committee |

| Date of election: | Date of investiture: | Term of office: | Date of beginning of first term: |
|---|---|---|---|

| | | | |
|---|---|---|---|
| 04/27/2023 | 04/27/2023 | Annual | 04/26/2018 |

| Type of committee: | Type of audit: | Nominated by the Controlling stockholder: |
|---|---|---|
| Other Committees | n/a | No |

| Position held: | Description of other position held: |
|---|---|
| Committee member (effective) | Member of the Nomination and Corporate Governance Committee |

| Date of election: | Date of investiture: | Term of office: | Date of beginning of first term: |
|---|---|---|---|
| 04/27/2023 | 04/27/2023 | Annual | 04/26/2018 |

| Type of committee: | Type of audit: | Nominated by the Controlling stockholder: |
|---|---|---|
| Other Committees | | No |

| Position held: | Description of other position held: |
|---|---|
| Committee member (effective) | Member of the Environmental, Social and Climate Responsibility Committee |

| Date of election: | Date of investiture: | Term of office: | Date of beginning of first term: |
|---|---|---|---|
| 04/27/2023 | 04/27/2023 | Annual | 01/31/2019 |

**Conviction**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator**

| Name: | Taxpayer ID (CPF): |
|---|---|
| CANDIDO BOTELHO BRACHER | 039.690.188-38 |
| **Profession:** | **Date of birth:** |
| Business Administrator | 12/05/1958 |

**Profissional experience:**

Candido Botelho Bracher
Position and term of office
Non-executive Member of the Board of Directors since 2003.
Experiences, skills and abilities
Financial sector and capital markets
He has held several positions at the Itaú Unibanco Group, including CEO between 2017 and 2021, Wholesale Banking Senior Vice President ("Diretor Geral") between 2015 and 2017 and Vice President between 2004 and 2015. He has been a Member of the Board of Directors of Mastercard Incorporated since 2021. He was a member of the Board of Directors of B3 S.A. between 2009 and 2014 and of Grupo Pão de Açúcar between 1999 and 2013. He was a founding partner of the corporate bank BBA Creditanstalt, a joint venture created in 1988.
Risk management
He was the CEO of Itaú Unibanco Holding S.A. and, during that period, he was in charge of risk management at the executive level, chairing seven superior risk councils, such as the Superior Market and Liquidity Risk Management Council, the Superior Operational Risk Council and the Superior Credit Council. In these forums, he resolved upon corporate risk policies, risk management, risk appetite and the risk culture of the Organization. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies.
ESG
He is a Member of the Superior Bioeconomy Council of the Fundação Getulio Vargas (FGV) and is highly involved in initiatives for environmental protection of the Brazilian Pantanal biome. He is a Member of the Board of

| |
|---|
| Directors of the Instituto Acaia, which develops educational actions aimed at preserving the Pantanal. Ha also completed his training in Climate Change offered by the Brazilian Institute of Corporate Governance (IBGC) in 2021, by means of the Chapter Zero initiative, a global network for engaging Boards in climate challenges.<br>Academic background<br>He holds a Bachelor's degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He is columnist at the Folha de São Paulo newspaper. |

**Committees**

| **Type of committee:** | **Type of audit:** | **Nominated by the Controlling stockholder:** | |
|---|---|---|---|
| Other Committees | | No | |
| **Position held:** | | **Description of other position held:** | |
| Committee member (effective) | | Member of the Nomination and Corporate Governance Committee | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 04/27/2023 | Annual | 09/29/2022 |

| **Type of committee:** | **Type of audit:** | **Nominated by the Controlling stockholder:** | |
|---|---|---|---|
| Other Committees | | No | |
| **Position held:** | | **Description of other position held:** | |
| Committee member (effective) | | Member of the Capital and Risk Management Committee | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 04/27/2023 | Annual | 04/29/2021 |

| **Type of committee:** | **Type of audit:** | **Nominated by the Controlling stockholder:** | |
|---|---|---|---|
| Member of the Compensation Committee | | No | |
| **Position held:** | | **Description of other position held:** | |
| Committee member (effective) | | | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 04/27/2023 | Annual | 04/29/2021 |

| **Type of committee:** | **Type of audit:** | **Nominated by the Controlling stockholder:** | |
|---|---|---|---|
| Other Committees | | No | |
| **Position held:** | | **Description of other position held:** | |
| Committee member (effective) | | Member of the Environmental, Social and Climate Responsibility Committee | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 04/27/2023 | Annual | 04/29/2021 |

**Conviction**

| **Type of Conviction:** | **Description of the conviction:** |
|---|---|
| n/a | n/a |

**Administrator**

| Name: | Taxpayer ID (CPF): |
|---|---|
| CARLOS HENRIQUE DONEGÁ AIDAR | 076.630.558-96 |
| **Profession:** | **Date of birth:** |
| Economist | 10/19/1965 |
| **Profissional experience:** | |
| Carlos Henrique Donegá Aidar, a Member of the Partners Program, has been an Officer since 2008 and a Member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2015. Mr. Aidar is currently in charge of the Financial Control Office and his main duties are: preparing the conglomerate's individual and consolidated financial statements, contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out Tax and Corporate Management of all companies in Brazil and abroad and the Conglomerate's Accounting Policies. He joined the Itaú Unibanco Group in 1986 as a Controllership Officer (2008 to 2014), being responsible for the Financial Planning and Managerial Control Office, in charge of the conglomerate's budget planning in its managerial, accounting and tax aspects, the control and determination of results of the many conglomerate's departments, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, granting support to the conglomerate cost system management, and analysis and submission of results to the executive committees. He holds a Bachelor's degree in Economics from the Faculdade de Ciências Econômicas de São Paulo da Fundação Escola de Comércio Álvares Penteado (FECAP), São Paulo, Brazil and a postgraduate degree in Finance from the Universidade de São Paulo (USP), São Paulo, Brazil. | |

**Committees**

| Type of committee: | Type of audit: | Nominated by the Controlling stockholder: |
|---|---|---|
| Other Committees | | No |

| Position held: | | Description of other position held: | |
|---|---|---|---|
| Committee member (effective) | | Member of the Disclosure and Trading Committee | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 04/27/2023 | Annual | 04/29/2015 |

**Conviction**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator**

| Name: | Taxpayer ID (CPF): |
|---|---|
| CESAR NIVALDO GON | 154.974.508-57 |
| **Profession:** | **Date of birth:** |
| Businessman | 07/09/1971 |
| **Profissional experience:** | |
| Cesar Nivaldo Gon (independent member) has been a member of our board of directors since 2022 and a member of our personnel committee since 2021. He is the founder and has been the CEO of CI&T Inc. since 1995, acting as the figurehead for topics on leadership development and digital transformation. Mr. Gon has been a member of the board of directors of Sensedia since 2012, a technology advisor to the Boticário Group since 2020, and a member of the board of directors of Fundo Patrimonial Lumina Unicamp. In 2021, he joined the boards of directors of Raia Drogasil and of Lean Enterprise Institute (LEI), headquartered in Boston. In 2019, Mr. Gon was recognized as "Entrepreneur of the Year in Brazil" by Ernst & Young. Mr. Gon has co-authored the book "Faster, Faster: The Dawn of Lean Digital" (2020) and is a MIT Sloan Management Review columnist. He holds a bachelor's degree in computer engineering and a master's degree in computer science from the Universidade de Campinas ("UNICAMP"), Campinas, São Paulo, Brazil. | |

**Committees**

| Type of committee: | Type of audit: | Nominated by the Controlling stockholder: |
|---|---|---|
| Other Committees | | No |

| Position held: | Description of other position held: |
|---|---|
| Committee member (effective) | Member of the Personnel Committee |

| Date of election: | Date of investiture: | Term of office: | Date of beginning of first term: |
|---|---|---|---|
| 04/27/2023 | 04/27/2023 | Annual | 06/30/2022 |

**Conviction**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator**

| Name: | Taxpayer ID (CPF): |
|---|---|
| FÁBIO COLLETTI BARBOSA | 771.733.258-20 |
| **Profession:** | **Date of birth:** |
| Business Administrator | 10/03/1954 |

**Profissional experience:**

Fábio Colletti Barbosa

Position and term of office

Independent Member of the Board of Directors since 2015

Experiences, skills and abilities

Financial sector, capital markets and other industries

He has been the CEO of Natura & Co since 2022. He has been a Member of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) since 2015 and of Ambev since 2021. He was the Chairman of the Board of Directors of Banco Santander (Brasil) S.A. in 2011. Between 2007 and 2011, he was the President of Febraban. He was also the CEO of Banco Santander S.A. between 2008 and 2010 and the CEO of Banco ABNAMRO/Real S.A. between 1996 and 2008. Between 2011 and the beginning of 2015, he was the CEO of Abril Comunicações S.A.

ESG

He served as Chairman of the Board of Directors of Fundação OSESP between 2012 and 2019, and of the Centro de Liderança Pública (CLP) between 2010 and 2023. He is currently a Board Member at UN Foundation (U.S.) since 2011 and a Member of the Board of Directors of Instituto Empreender Endeavor since 2008. He was President of Fundação Itaú. In 2017, he was acknowledged by the Worldfund for Education for bringing educational values to the forefront of the Brazilian national discussion. In 2012, he was honored with the Champions of the Earth award, granted by the United Nations Environmental Program (UNEP), for his contribution of over ten years to the integration of conscious environmental and social practices into the management of companies and banks.

Academic background

He holds a Bachelor's degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He holds a Master's degree in Business Administration from the Institute for Management Development (IMD), Lausanne, Switzerland.

**Committees**

| Type of committee: | Type of audit: | Nominated by the Controlling stockholder: |
|---|---|---|
| Other Committees | | No |

| Position held: | Description of other position held: |
|---|---|
| Committee member (effective) | Member of the Personnel Committee |

| Date of election: | Date of investiture: | Term of office: | Date of beginning of first term: |
|---|---|---|---|
| 04/27/2023 | 04/27/2023 | Annual | 04/29/2015 |

| Type of committee: | Type of audit: | Nominated by the Controlling stockholder: |
|---|---|---|
| Other Committees | | No |

| Position held: | Description of other position held: |
|---|---|
| Committee member (effective) | Chairman of the Related Parties Committee |

| Date of election: | Date of investiture: | Term of office: | Date of beginning of first term: |
|---|---|---|---|
| 04/27/2023 | 04/27/2023 | Annual | 05/25/2017 |

| Type of committee: | Type of audit: | Nominated by the Controlling stockholder: |
|---|---|---|
| Other Committees | | No |

| Position held: | Description of other position held: |
|---|---|
| Committee member (effective) | Member of the Nomination and Corporate Governance Committee |

| Date of election: | Date of investiture: | Term of office: | Date of beginning of first term: |
|---|---|---|---|
| 04/27/2023 | 04/27/2023 | Annual | 04/29/2015 |

| Type of committee: | Type of audit: | Nominated by the Controlling stockholder: |
|---|---|---|
| Other Committees | | No |

| Position held: | Description of other position held: |
|---|---|
| Chairman of the committee | Member of the Strategy Committee |

| Date of election: | Date of investiture: | Term of office: | Date of beginning of first term: |
|---|---|---|---|
| 04/27/2023 | 04/27/2023 | Annual | 04/29/2015 |

| Type of committee: | Type of audit: | Nominated by the Controlling stockholder: |
|---|---|---|
| Other Committees | | No |

| Position held: | Description of other position held: |
|---|---|
| Committee member (effective) | Member of the Environmental, Social and Climate Responsibility Committee |

| Date of election: | Date of investiture: | Term of office: | Date of beginning of first term: |
|---|---|---|---|
| 04/27/2023 | 04/27/2023 | Annual | 01/31/2019 |

**Conviction**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator**

| Name: | Taxpayer ID (CPF): |
|---|---|
| FERNANDO BARÇANTE TOSTES MALTA | 992.648.037-34 |
| **Profession:** | **Date of birth:** |
| Systems Analyst | 04/14/1968 |

| Profissional experience: |
|---|
| Fernando Barçante Tostes Malta (independent member) has been a member of the Audit Committee at the Itaú Unibanco Group since 2023. He has held several positions at the Itaú Unibanco Group, including executive officer from 2015 to 2020. Mr. Malta has also served at the internal controls and compliance office since 2016, in charge of the Group's non-financial risks, from Operational Risks and Compliance to, as from 2017, Information Security, Anti-Money Laundering (AML) and Fraud Prevention, and of the coordination of the Operational Risks Control at |

| |
|---|
| foreign units. He worked as officer of Card Operations, Rede (Redecard), Real Estate Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer services from 2015 to 2016. Mr. Malta was also officer of the Customer Service, Card Operations and Services, Real Estate Loans, Vehicle Financing, Consortia and Insurance and Capitalization Operations from 2013 to 2015 departments. He was also officer of the Customer Service, Operations and Services of the Consumer Credit department (cards and financing companies) from 2011 to 2013; a Customer Service Officer of the Consumer Credit department (cards and financing companies) from 2009 to 2011; and Channels and CRM Officer (Unibanco, before the merger) from 2004 to 2009. He started his career in 1988, having held several positions. He worked in the management of the Channels, Branches and Institutional Portfolio departments and engaged in several projects and initiatives from 1995 to 2008. Mr. Malta was also an alternate member of the board of directors of Tecnologia Bancária S.A.; a deputy member of the board of directors of Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, and an alternate member of the board of directors of Financeira Itaú CBD Crédito, Financiamento e Investimento and of Banco Carrefour S.A.; member of the board of directors of Itaú BBA International PLC and Itaú BBA USA Securities Inc. He holds a bachelor's degree in Information Technology from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, an MBA from the Fundação Dom Cabral, São Paulo, Brazil, an extension course in Strategy from Kellogg School of Management at Northwestern University, Illinois, U.S., and an extension course in Bank Management from the Swiss Finance Institute (SFI), Zurich, Switzerland. |

**Committees**

| **Type of committee:** | **Type of audit:** | **Nominated by the Controlling stockholder:** |
|---|---|---|
| Audit Committee | Audit Committee<br>A Statutory Audit Committee non adherent to CVM Instruction No. 308/99 | No |

| **Position held:** | | **Description of other position held:** | |
|---|---|---|---|
| Committee member (effective) | | | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 06/01/2023 |

**Conviction**

| **Type of Conviction:** | **Description of the conviction:** |
|---|---|
| n/a | n/a |

**Administrator**

| **Name:** | **Taxpayer ID (CPF):** |
|---|---|
| GERALDO JOSÉ CARBONE | 952.589.818-00 |
| **Profession:** | **Date of birth:** |
| Economist | 08/02/1956 |
| **Profissional experience:** | |
| Geraldo José Carbone (Non-Management Member) has been a member of the Compensation Committee at the Itaú Unibanco Group since 2019. He has held several positions at the Itaú Unibanco Group, including director vice president from 2008 to 2011 and member of the board of directors from 2006 to 2008 and from 2017 to 2018. He has been an officer partner of G/xtrat Consultoria Econômica Ltda. and GC/Capital Empreendimentos e Participações Ltda. since 2011. Mr. Carbone was the CEO from 1997 to 2006; vice chairman of the Asset Management Division from 1994 to 1997 and director of the Economics department and the Investment Research Unit in Brazil from 1991 to 1994 of Bank Boston and Chief Economist of Bunge y Born from 1982 to 1987. He holds a bachelor's degree in Economics from the Universidade de São Paulo ("USP"), São Paulo, Brazil. | |

**Committees**

| Type of committee: | Type of audit: | | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Member of the Compensation Committee | | | No |
| **Position held:** | | **Description of other position held:** | |
| Committee member (effective) | | | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 04/27/2023 | Annual | 01/31/2019 |

**Conviction**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator**

| Name: | Taxpayer ID (CPF): |
|---|---|
| JOÃO MOREIRA SALLES | 295.520.008-58 |
| **Profession:** | **Date of birth:** |
| Economist | 04/11/1981 |
| **Profissional experience:** | |
| João Moreira Salles (non-executive member) has been a member of our board of directors since 2017. He has held several positions at the Itaú Unibanco Group, including officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, where he was a member of the board of directors from 2015 to 2018. He is currently an officer of Brasil Warrant Administração de Bens e Empresas S.A. ("BWSA"), and CEO of BW Gestão de Investimentos ("BWGI"). He has also been a Director of Verallia, a glass packaging company listed on Euronext Paris since 2019, as well as a Director of Alpargatas S.A., where he also serves as member of its finance committee since 2022. Before joining BWSA and BWGI, he was an investment banker at J. P. Morgan Chase, in New York, U.S. He holds a bachelor's degree in Economics from INSPER, São Paulo, Brazil, a master's degree in Economics and also in Finance, both from Columbia University, GSAS, New York, U.S., and a Ph.D. in Economic Theory from Universidade de São Paulo ("FEA-USP"), São Paulo, Brazil. | |

**Committees**

| Type of committee: | Type of audit: | | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Member of the Compensation Committee | | | No |
| **Position held:** | | **Description of other position held:** | |
| Committee member (effective) | | | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 04/27/2023 | Annual | 04/29/2017 |

| Type of committee: | Type of audit: | Nominated by the Controlling stockholder: |
|---|---|---|
| Others Committee | | No |
| **Position held:** | **Description of other position held:** | |

| Committee member (effective) | | Member of the Strategy Committee | |
|---|---|---|---|
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 04/27/2023 | Annual | 05/25/2017 |

**Conviction**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator**

| Name: | Taxpayer ID (CPF): |
|---|---|
| JOSÉ VIRGILIO VITA NETO | 223.403.628-30 |
| **Profession:** | **Date of birth:** |
| Lawyer | 09/13/1978 |
| **Profissional experience:** | |
| José Virgilio Vita Neto, a member of the Partners Program, has been an officer of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Legal, Ombudsman's, Governmental Relations and Sustainability departments. He joined the Itaú Unibanco Group in 2000 as a lawyer and was elected officer in 2011. He is also an executive officer at FEBRABAN. He holds a bachelor's degree in Law from the Universidade de São Paulo ("USP"), São Paulo, Brazil; Master's degree in contracts law from the Universidad de Salamanca, Spain, a Ph.D. in contracts law from the Universidade de São Paulo ("USP") São Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S. | |

**Committees**

| Type of committee: | Type of audit: | | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Other Committees | | | No |
| **Position held:** | | **Description of other position held:** | |
| Committee member (effective) | | Member of the Disclosure and Trading Committee | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 04/27/2023 | Annual | 01/18/2021 |

**Conviction**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator**

| Name: | Taxpayer ID (CPF): |
|---|---|
| LUCIANA PIRES DIAS | 251.151.348-02 |
| **Profession:** | **Date of birth:** |
| Lawyer | 01/13/1976 |
| **Profissional experience:** | |
| Luciana Pires Dias (independent member) has been a member of our audit committee since 2020. She has been a partner at L. Dias Advogados since 2016, where she serves as an Advisor, Arbitrator and Opinion Giver in financial and capital market issues. She has been a Professor at the Escola de Direito da Fundação Getulio Vargas ("FGV") since 2008. She has been a member of the audit committee at Vale S.A. since 2020. She was an Officer at the Comissão de Valores Mobiliários ("CVM") from 2011 to 2015 and Market Development Superintendent from 2007 to 2010. Ms. Dias was a representative of CVM at the corporate governance committee of the Organization for Economic Co-operation and Development – OCDE from 2011 to 2015 and at OCDE's Latin-American Roundtable on Corporate Governance from 2009 to 2015. She served in law firms in São Paulo and Rio de Janeiro, Brazil, and | |

| |
|---|
| in New York, U.S. from 1998 to 2006. She holds a bachelor's degree, master's degree and a Ph.D. in Business Law from the Escola de Direito da Universidade de São Paulo ("USP"), São Paulo, Brazil, and a Master of the Science of Law (J.S.M) from the Stanford Law School, Stanford University, California, U.S. |

**Committees**

| Type of committee: | Type of audit: | Nominated by the Controlling stockholder: |
|---|---|---|
| Audit Committee | Audit Committee<br>A Statutory Audit Committee non adherent to CVM Instruction No. 308/99 | No |

| Position held: | Description of other position held: |
|---|---|
| Committee member (effective) | |

| Date of election: | Date of investiture: | Term of office: | Date of beginning of first term: |
|---|---|---|---|
| 04/27/2023 | 06/01/2023 | Annual | 08/07/2020 |

**Conviction**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator**

| Name: | Taxpayer ID (CPF): |
|---|---|
| MARIA HELENA DOS SANTOS FERNANDES DE SANTANA | 036.221.618-50 |
| **Profession:** | **Date of birth:** |
| Economist | 06/23/1959 |

| Profissional experience: |
|---|
| Maria Helena dos Santos Fernandes de Santana<br>Position and term of office<br>Independent Member of the Board of Directors since 2021<br>Experiences, skills and abilities<br>Financial sector, capital markets and other sectors<br>She is a Member of the Board of Directors and Chairwoman of the Audit Committee of CI&T Inc., and a Member of the Board of Directors of Fortbras S.A. She was a Member of the Board of Directors and Chairwoman of the Audit Committee of XP Inc. between 2019 and 2021, having served as the Chairwoman of the Audit Committee of XP Investimentos S.A. between 2018 and 2019. She was a Member of the Board of Directors of Bolsas y Mercados Españoles (BME) between 2016 and 2020. She was also a Member of the Board of Trustees of the IFRS Foundation between 2014 and 2019. She was a Member of the Board of Directors and Coordinator of the Audit Committee of Totvs S.A. between 2013 and 2017, and a Member of the Board of Directors of CPFL Energia S.A. between 2013 and 2015. She also served as Chairwoman, between 2007 and 2012, and Officer, between 2006 and 2007, of the Brazilian Securities and Exchange Commission (CVM), representing CVM at the Financial Stability Board (FSB) between 2009 and 2012. She was the Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) between 2011 and 2012.<br>ESG<br>Between 2011 and 2012 she was a Member of the International Integrated Reporting Council (IIRC), to which she also served as a Member of the Governance and Nominating Committee, until the creation of the Value Reporting Foundation. She worked at the Bolsa de Valores de São Paulo (currently B3 S.A) between 1994 and 2006, where she was involved in the set-up and was responsible for the implementation of the New Market and other corporate governance segments. She was Vice President of the Instituto Brasileiro de Governança Corporativa (IBGC) between 2004 and 2006, having been a Member of its Board of Directors between 2001 and 2006. She has been a Member of the Latin-American Roundtable on Corporate Governance (OECD) since 2000. She was a Member of the Board of Directors and Coordinator of the People, Appointment and Governance Committee at Oi S.A. between 2018 and 2023. She was a Member of the Board of Directors and Chairman of the Corporate Governance Committee of Companhia Brasileira de Distribuição S.A. between 2013 and 2017.<br>Academic background |

| |
|---|
| She holds a Bachelor's degree in Economics from the Faculdade de Economia, Administração, Contabilidade e Atuária of the Universidade de São Paulo (FEA-USP) São Paulo, Brazil. |

**Committees**

| **Type of committee:** | | **Type of audit:** | **Nominated by the Controlling stockholder:** |
|---|---|---|---|
| Audit Committee | | Audit Committee<br>A Statutory Audit Committee non adherent to CVM Instruction No. 308/99 | No |
| **Position held:** | | **Description of other position held:** | |
| Chairman of the Committee | | | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 01/02/2023 |

| **Type of committee:** | | **Type of audit:** | **Nominated by the Controlling stockholder:** |
|---|---|---|---|
| Other Committees | | | No |
| **Position held:** | | **Description of other position held:** | |
| Committee member (effective) | | Member of the Related Parties Committee | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 04/27/2023 | Annual | 04/29/2021 |

**Conviction**

| **Type of Conviction:** | **Description of the conviction:** |
|---|---|
| n/a | n/a |

**Administrator**

| **Name:** | **Taxpayer ID (CPF):** |
|---|---|
| PEDRO LUIZ BODIN DE MORAES | 548.346.867-87 |
| **Profession:** | **Date of birth:** |
| Economist | 07/13/1956 |
| **Profissional experience:** | |
| Pedro Luiz Bodin de Moraes<br>Position and term of office<br>Independent Member of the Board of Directors since 2003<br>Experiences, skills and abilities<br>Financial sector and capital markets<br>He was a Member of the Board of Directors of Unibanco – União de Bancos Brasileiros S.A. between 2003 and 2008. He has been a partner of Cambuhy Investimentos Ltda. since 2011 and of Ventor Investimentos Ltda. since 2009. He was a partner of Icatu Holding S.A. between 2005 and 2014. He was a Member of the Board of Directors of Unibanco S.A. between 2003 and 2008 and an Officer of Icatu Holding S.A. between 2002 and 2003. He was also a partner and an Officer of Banco Icatu S.A. between 1993 and 2002. He was Vice Chairman of the Associação Nacional dos Bancos de Investimento (ANBID) and Vice Chairman of the Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI) between 2004 and 2011. He was also Professor of the Department of Economics of the Pontifícia Universidade Católica do Rio de Janeiro between 1985 and 1990.<br>Risk management<br>He is currently the Chairman of the Risk and Capital Management Committee of Itaú Unibanco, and his previous experiences in risk management entitled him to hold the chairmanship of this Committee. His duties include supporting the Board of Directors in its activities of defining the risk appetite of the institution and supervising the risk and capital management and control activities, aiming at ensuring their adequacy to the levels of risks assumed | |

| |
|---|
| and to the complexity of the operations. He served as Banco Central do Brasil between 1991 and 1992. The duties related to this position included managing and enforcing the monetary and foreign exchange policies, establishing the technical guidelines for managing the Brazilian international reserves and for defining policies related to payment arrangements, clearing and settlement houses and other infrastructures of the Financial Market.<br>ESG<br>He was an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) between 1990 and 1991, the main instrument for enforcing the Federal Government's investment policy, and its mission is to promote the sustainable and competitive development of the Brazilian economy, by generating jobs and reducing social and regional inequalities.<br>Academic background<br>He holds a Bachelor's degree in Economic Sciences from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Brazil. He holds a Master's degree in Economics from the Pontifícia Universidade Católica do Rio de Janeiro, Brazil. He holds a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S. |

**Committees**

| **Type of committee:** | **Type of audit:** | **Nominated by the Controlling stockholder:** | |
|---|---|---|---|
| Other Committees | | No | |
| **Position held:** | | **Description of other position held:** | |
| Chairman of the Committee | | Chairman of the Capital and Risk Management Committee | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 04/27/2023 | Annual | 06/24/2009 |

| **Type of committee:** | **Type of audit:** | **Nominated by the Controlling stockholder:** | |
|---|---|---|---|
| Other Committees | | No | |
| **Position held:** | | **Description of other position held:** | |
| Committee member (effective) | | Member of the Related Parties Committee | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 04/27/2023 | Annual | 04/25/2013 |

**Conviction**

| **Type of Conviction:** | **Description of the conviction:** |
|---|---|
| n/a | n/a |

**Administrator**

| **Name:** | **Taxpayer ID (CPF):** |
|---|---|
| PEDRO MOREIRA SALLES | 551.222.567-72 |
| **Profession:** | **Date of birth:** |
| Banker | 10/20/1959 |
| **Profissional experience:** | |
| Pedro Moreira Salles<br>Position and term of office<br>Non-executive Co-chairman of the Board of Directors since 2017.<br>Experiences, skills and abilities<br>Financial sector, capital markets and other industries<br>He has been a Co-chairman of the Board of Directors of Itaú Unibanco Holding S.A., and was also the Chairman of this Board between 2009 and 2017. He was a Member of the Board of Directors of Unibanco in 1989, and was its CEO from 1997 to 2004. In 2004 he became the CEO of Unibanco, and held the office until 2008, year of the merger with Banco Itaú. He is the Chairman of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração | |

| |
|---|
| – CBMM and the Chairman of the Board of Directors of Alpargatas S.A. He is also the Chairman of the Board of Directors of Companhia E. Johnston de Participações and the Chairman of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. He is Vice Chairman of the Board of Directors of Brasil Warrant and partner and joint CEO of Cambuhy Investimentos. He is also a Member of the Board of Directors of TOTVS and a Member of the Board of Directors of Falconi Consultores Associados. He was the Chairman of the Board of the Federação Brasileira de Bancos (FEBRABAN) from 2017 to 2022.<br>ESG<br>He is the Chairman of the Board of Directors of Instituto Unibanco, an institution that works to raise the quality of Brazilian public education through education management. He is a Member of the Decision-Making Council and of the Board of Associates of INSPER, a non-profit institution dedicated to teaching and research, and a Member of the Board of Directors of the Fundação Orquestra Sinfônica do Estado de São Paulo (Osesp). He is also a Member of the Board of Directors of the Instituto Todos pela Saúde, which promotes the preparedness to face future health emergencies in Brazil, and a Member of the Board of Directors of Instituto Moreira Salles, dedicated to cultural promotion.<br>Academic background<br>He holds a Bachelor's degree, magna cum laude, in Economics and History from the University of California, Los Angeles, U.S.  He took the Owner/President Management (OPM) program at Harvard University in the United States. |

**Committees**

| **Type of committee:** | | **Type of audit:** | **Nominated by the Controlling stockholder:** |
|---|---|---|---|
| Other Committees | | | No |
| **Position held:** | | **Description of other position held:** | |
| Chairman of the Committee | | Chairman of the Nomination and Corporate Governance Committee | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 04/27/2023 | Annual | 06/24/2009 |

| **Type of committee:** | | **Type of audit:** | **Nominated by the Controlling stockholder:** |
|---|---|---|---|
| Other Committees | | | No |
| **Position held:** | | **Description of other position held:** | |
| Chairman of the Committee | | Chairman of the Personnel Committee | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 04/27/2023 | Annual | 06/24/2009 |

| **Type of committee:** | | **Type of audit:** | **Nominated by the Controlling stockholder:** |
|---|---|---|---|
| Other Committees | | | No |
| **Position held:** | | **Description of other position held:** | |
| Chairman of the Committee | | Chairman of the Strategy Committee | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 04/27/2023 | Annual | 06/24/2009 |

| **Type of committee:** | | **Type of audit:** | **Nominated by the Controlling stockholder:** |
|---|---|---|---|
| Other Committees | | | No |
| **Position held:** | | **Description of other position held:** | |
| Committee member (effective) | | Member of the Environmental, Social and Climate Responsibility Committee | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |

| | | | |
|---|---|---|---|
| 04/27/2023 | 04/27/2023 | Annual | 01/31/2019 |

**Conviction**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator**

| Name: | Taxpayer ID (CPF): |
|---|---|
| RENATO LULIA JACOB | 118.058.578-00 |
| **Profession:** | **Date of birth:** |
| Bank Clerk | 05/10/1974 |
| **Profissional experience:** | |
| Renato Lulia Jacob, has been a partner and our officer, concurrently acting as the Group Head of Investor Relations and Market Intelligence since 2020. He has been a member of the disclosure and trading committee since 2019, having served as its chairman since 2020. He has been at the Itaú Unibanco Group for 21 years, having held several positions, including: CEO and member of the board of directors at Itau BBA International plc, in the United Kingdom; member of the boards of directors at Itau International, in the U.S., and Itau Suisse, in Switzerland from 2016 to 2020; managing director of Banco Itau Argentina S.A. from 2006 to 2010; and a managing director, Head of CIB Europe from 2011 to 2015. He has been an independent member of the board of the Royal Institution of Great Britain, United Kingdom. He holds a bachelor's degree in civil engineering from the Universidade de São Paulo ("USP"), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, from The Wharton School of the University of Pennsylvania, Philadelphia, U.S. | |

**Committees**

| Type of committee: | | Type of audit: | Nominated by the Controlling stockholder: |
|---|---|---|---|
| Other Committees | | | No |
| **Position held:** | | **Description of other position held:** | |
| Chairman of the Committee | | Chairman of the Disclosure and Trading Committee | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 04/27/2023 | Annual | 04/25/2019 |

**Conviction**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator**

| Name: | Taxpayer ID (CPF): |
|---|---|
| RICARDO BALDIN | 163.678.040-72 |
| **Profession:** | **Date of birth:** |
| Accountant | 07/14/1954 |
| **Profissional experience:** | |
| Ricardo Baldin (independent member and financial expert) has been a member of our audit committee since 2021. He has held several positions at the Itaú Unibanco Group, including executive officer, internal audit at Itaú Unibanco S.A. from 2009 to 2015. He has been the audit committee coordinator at Alpargatas S.A. since 2018 and at Eneva S.A. since 2019; a member of the fiscal council at Metalúrgica Gerdau S.A. since 2020; a member of the board of directors of Terra Santa Propriedades Agrícolas since 2021, a member of the governance of financial institutions committee at IBGC since 2021; and a Business Consultant at RMB Assessoria e Consultoria Empresarial e Contábil EIRELI. He served as a member of the board of directors and a member of the audit committee at XP | |

| |
|---|
| Investimentos S.A. from 2020 to 2021; a member of the audit committee at Totvs S.A. in 2020; a member of the board of directors and audit committee Coordinator at Ecorodovias from 2018 to 2020; a member of the supervisory council and subsequently a member of the board of directors of the Fundo Garantidor de Crédito ("FGC") from 2018 to 2019; a member of the audit committee at Câmara Interbancária de Pagamentos ("CIP") in 2014; member of the audit committee of Tecnologia Bancária ("TECBAN") in 2015 and audit committee coordinator at Redecard S.A. from 2013 to 2014. He was controllership, technology and internal controls and risks officer at Banco Nacional de Desenvolvimento Econômico e Social ("BNDES") from 2016 to 2017. He has worked as an independent auditor for 31 years and was a former partner at PwC and the partner in charge for the Financial Institutions Group at PwC in South America, having coordinated a number of engagements in this region, including the assessment of the Ecuadorian Financial System and the assessment of the Brazilian Public Financial System, in addition to having participated in a number of due diligence projects in connection with this system. He holds a bachelor's degree in Accounting from the Universidade do Vale do Rio dos Sinos, São Leopoldo, Rio Grande do Sul, Brazil, and has completed a number of specialization courses in corporate governance, administration and finance from IBGC, Fundação Dom Cabral, São Paulo, Brazil, and Fundação Getulio Vargas ("FGV"), São Paulo, Brazil, as well as from other entities, in addition to several internal courses at PwC. |

**Committees**

| Type of committee: | Type of audit: | Nominated by the Controlling stockholder: |
|---|---|---|
| Audit Committee | Audit Committee<br>A Statutory Audit Committee non adherent to CVM Instruction No. 308/99 | No |

| Position held: | | Description of other position held: | |
|---|---|---|---|
| Committee member (effective) | | | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 06/16/2021 |

**Conviction**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator**

| Name: | Taxpayer ID (CPF): |
|---|---|
| RICARDO VILLELA MARINO | 252.398.288-90 |
| **Profession:** | **Date of birth:** |
| Engineer | 01/28/1974 |
| **Profissional experience:** | |
| Ricardo Villela Marino<br>Position and term of office<br>Non-executive Vice Chairman of the Board of Directors since 2020.<br>Experiences, skills and abilities<br>Financial sector and capital markets<br>He has been the Chairman of the Latin America Strategic Council since 2018, where he leads the innovation and exploration of growth opportunities throughout the region, and is the CEO of Banco Itaú Chile. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President between 2010 and 2018, and CEO for Itaú Latam operations (Argentina, Chile, Paraguay and Uruguay). He started his career at Bank Credit Commercial de France (CCF), worked with fixed income and stock market at Banco de Investimentos Garantia (CSFB) and at Goldman Sachs Asset Management in New York and London, where he was a portfolio manager for Emerging Markets. He served as the Chairman of the Federação de Bancos Latino-Americanos (FELABAN) and was designated Young Global Leader by the World Economic Forum (WEF). He has also been an Alternate Member of the Board of Directors of da Itaúsa S.A. since 2011 and an Alternate Member of the Board of Directors of Dexco S.A. since 2009. | |

| |
|---|
| Financial inclusion and entrepreneurship<br>He is responsible for creating business models to the crypto market contributing to financial inclusion through digital assets. He is a consultant of Valor Capital, which invests in Blockchain and crypto asset companies. He currently serves as Vice Chairman of Humanitas 360, a non-profit organization focused on catalyzing social and civic entrepreneurship among young people. He is the Chairman of Instituto PDR, an organization aimed at investing and preparing new entrepreneurs focused on social transformation. He is also a Member of the Advisory Board of Visa Latin America and of the MIT Sloan School of Management.<br>Academic background<br>He holds a Bachelor's degree in Mechanic Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Master's degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachussetts, U.S. |

**Committees**

| Type of committee: | Type of audit: | Nominated by the Controlling stockholder: |
|---|---|---|
| Other Committees | | No |

| Position held: | Description of other position held: |
|---|---|
| Committee member (effective) | Member of the Strategy Committee |

| Date of election: | Date of investiture: | Term of office: | Date of beginning of first term: |
|---|---|---|---|
| 04/27/2023 | 04/27/2023 | Annual | 05/03/2010 |

**Conviction**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator**

| Name: | Taxpayer ID (CPF): |
|---|---|
| ROBERTO EGYDIO SETUBAL | 007.738.228-52 |
| **Profession:** | **Date of birth:** |
| Engineer | 10/13/1954 |

| Profissional experience: |
|---|
| Roberto Egydio Setubal<br>Position and term of office<br>Non-executive Co-chairman of the Board of Directors since 2017.<br>Experiences, skills and abilities<br>Financial sector, capital markets and other industries<br>He started his career at Itaú in 1980, having held several positions before he was appointed as the CEO in 1994, and was in office until April 2008. In that year, after the merger between the banks Itaú and Unibanco, he became the CEO of Itaú Unibanco Holding S.A. and was in office until 2017. He is a Member of the Board of Directors of Itaúsa S.A. since 1994, and is currently its Vice Chairman. He is also a Member of the Board of Directors of CCR S.A. He was a Member of the Board of Directors of Petrobras S.A. between 2000 and 2002 and a Member of the Board of Directors of Shell Plc. between 2017 and 2020. He was a member of the International Monetary Conference (IMC) between 1994 and 2020, of which he was the Chairman in 2015. He was the Chairman of the Federação Brasileira de Bancos (FEBRABAN) between 1997 and 2000, and the Chairman of the Board of this institution between 2011 and 2017. He was a Member of the Board of Directors of the Institute of International Finance (IIF), having served as Vice Chairman between 2003 and 2014, and he was a Member of the International Advisory Committee of the Federal Reserve Bank of New York between 2002 and 2008. In 2011, he was named Banker of the Year by Euromoney magazine, and was elected, for the second time, the best executive in Brazil in 2015.<br>Risk management<br>He was the CEO of Itaú Unibanco Holding S.A. until 2017 and, during this period, he was in charge of risk management at the executive level, chairing seven superior risk councils, such as the Superior Audit and Operational Risk Management Council, the Superior Credit Council and the Superior Risk Policy Council. In these |

forums, he resolved upon corporate risk policies, risk management, risk appetite and the risk culture of the Organization. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies.
ESG
He is a Member of the Board of Directors of Fundação Itaú para Educação e Cultura, an institution responsible for social initiatives aimed at education (in partnership with UNICEF and other NGOs) and at the democratization and valorization of the Brazilian culture. He is also a Member of the Board of Directors of Centro de Liderança Pública (CLP), a cross-party organization that seeks to engage society and develop public leaders to face the most urgent problems in Brazil). In 2003, he was appointed as a Member of the Conselho de Desenvolvimento Econômico e Social (CDES), and he holds this position to date.
Academic background
He holds a Bachelor's degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Master's degree in Science Engineering from Stanford University, California, United States.

**Committees**

| Type of committee: | Type of audit: | Nominated by the Controlling stockholder: |
|---|---|---|
| Member of the Compensation Committee | | No |

| Position held: | Description of other position held: |
|---|---|
| Chairman of the Committee | |

| Date of election: | Date of investiture: | Term of office: | Date of beginning of first term: |
|---|---|---|---|
| 04/27/2023 | 04/27/2023 | Annual | 05/25/2017 |

| Type of committee: | Type of audit: | Nominated by the Controlling stockholder: |
|---|---|---|
| Other Committees | | No |

| Position held: | Description of other position held: |
|---|---|
| Committee member (effective) | Member of the Strategy Committee |

| Date of election: | Date of investiture: | Term of office: | Date of beginning of first term: |
|---|---|---|---|
| 04/27/2023 | 04/27/2023 | Annual | 06/24/2009 |

| Type of committee: | Type of audit: | Nominated by the Controlling stockholder: |
|---|---|---|
| Other Committees | | No |

| Position held: | Description of other position held: |
|---|---|
| Committee member (effective) | Member of the Capital and Risk Management Committee |

| Date of election: | Date of investiture: | Term of office: | Date of beginning of first term: |
|---|---|---|---|
| 04/27/2023 | 04/27/2023 | Annual | 06/24/2009 |

**Conviction**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |

**Administrator**

| Name: | Taxpayer ID (CPF): |
|---|---|
| ROGÉRIO CARVALHO BRAGA | 625.816.948-15 |
| **Profession:** | **Date of birth:** |

| | |
|---|---|
| Lawyer | 01/30/1956 |
| **Profissional experience:** | |
| Rogério Carvalho Braga (independent member) has been a member of our audit committee since 2021 and is a member of the board of directors of the Banco Itaú Chile (formerly named Itaú CorpBanca). He has held a number of positions at the Itaú Unibanco Group, including officer in 2020 and Corporate Manager of Marketing, Franchise and Products at Itaú CorpBanca from 2016 to 2018. He joined the Itaú Unibanco Group in 1999 and was elected officer in 2000. He holds a bachelor's degree in Law from the Pontifícia Universidade Católica de São Paulo ("PUC-SP"), São Paulo, Brazil, and an MBA from the Pepperdine University, Malibu, California, U.S. | |

**Committees**

| Type of committee: | Type of audit: | Nominated by the Controlling stockholder: |
|---|---|---|
| Audit Committee | Audit Committee<br>A Statutory Audit Committee non adherent to CVM Instruction No. 308/99 | No |

| Position held: | | Description of other position held: | |
|---|---|---|---|
| Committee member (effective) | | | |
| **Date of election:** | **Date of investiture:** | **Term of office:** | **Date of beginning of first term:** |
| 04/27/2023 | 06/01/2023 | Annual | 06/16/2021 |

**Conviction**

| Type of Conviction: | Description of the conviction: |
|---|---|
| n/a | n/a |